As filed with the Securities and Exchange Commission on April 1, 2008
Registration No. 333-148572

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Omeros Corporation
(Exact name of registrant as specified in its charter)

Washington	2834	91-1663741
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1420 Fifth Avenue, Suite 2600
Seattle, Washington 98101
(206) 676-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory A. Demopulos, M.D.
President, Chief Executive Officer,
Chief Medical Officer and
Chairman of the Board of Directors
Omeros Corporation
1420 Fifth Avenue, Suite 2600
Seattle, Washington 98101
(206) 676-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications
to:

Craig E. Sherman, Esq. Mark J. Handfelt, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500	Marcia S. Kelbon, Esq. Alex F. Sutter, Esq. Omeros Corporation 1420 Fifth Avenue, Suite 2600 Seattle, Washington 98101 (206) 676-5000	James R. Tanenbaum, Esq. Jonathan E. Kahn, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer” and smaller reporting company in Rule 12b-2 of the Exchange Act (check one):

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer	☐ Smaller reporting company
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 1, 2008

Omeros Corporation

           Shares
Common Stock

This is the initial public offering of Omeros Corporation. We are offering          shares of our common stock. We anticipate that the initial public offering price will be between $      and $      per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol “OMER.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Omeros Corporation	$	$

We have granted the underwriters the right to purchase up to          additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Pacific Growth Equities, LLC

Leerink Swann	Needham & Company, LLC

The date of this prospectus is          , 2008.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Except where the context requires otherwise, in this prospectus the “Company,” “Omeros,” “we,” “us” and “our” refer to Omeros Corporation, a Washington corporation, and, where appropriate, its subsidiary.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of shares of common stock and the distribution of this prospectus outside of the United States.

Market Data

This prospectus contains market data regarding the healthcare industry that we obtained from Sharon O’Reilly Consulting, or SOR Consulting, Thomson Healthcare and The Reimbursement Group. The market data regarding the number of arthroscopic operations, including knee arthroscopy operations, performed in the United States in 2006 is from SOR Consulting. Ms. O’Reilly is the founder of Medtech Insight, a market research firm that she left in 2007. Medtech Insight did not provide any of the data used in this prospectus. The market data regarding the number of cataract and uroendscopic operations performed in the United States in 2006 is from Thomson Healthcare. In addition, our conclusions regarding the potential reimbursement of our PharmacoSurgeryTM product candidates are based on reports that we commissioned from The Reimbursement Group, or TRG. Although we believe that all of these reports and data are reliable, we have not independently verified any of this information.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Omeros Corporation

We are a clinical-stage biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system. Our most clinically advanced product candidates are derived from our proprietary PharmacoSurgerytm platform designed to improve the clinical outcomes of patients undergoing arthroscopic, ophthalmological, urological and other surgical and medical procedures. Our PharmacoSurgery platform is based on low-dose proprietary combinations of therapeutic agents delivered directly to the surgical site throughout the duration of the procedure to preemptively inhibit inflammation and other problems caused by surgical trauma and to provide clinical benefits both during and after surgery. We currently have three ongoing PharmacoSurgery clinical development programs, two in arthroscopy and one in uroendoscopy. The most advanced of these, OMS103HP for use in arthroscopy, is in Phase 3 clinical trials. We expect to initiate a fourth clinical program in ophthalmology in the first half of 2008. In addition to our PharmacoSurgery platform, we have leveraged our expertise in inflammation and the central nervous system, or CNS, to build a pipeline of preclinical programs targeting large markets. By combining our late-stage PharmacoSurgery product candidates with our deep and diverse pipeline of preclinical development programs, we believe that we create multiple opportunities for commercial success. For each of our product candidates and programs, we have retained all manufacturing, marketing and distribution rights.

Our PharmacoSurgery Platform

Limitations of Current Treatments

Current standards of care for the management and treatment of surgical trauma are limited in effectiveness. Surgical trauma causes a complex cascade of molecular signaling and biochemical changes, resulting in inflammation, pain, spasm, loss of function and other problems. As a consequence, multiple pharmacologic actions are required to manage the complexity and inherent redundancy of the cascade. Accordingly, we believe that single-agent treatments acting on single targets do not result in optimal therapeutic benefit. Further, current pre-operative treatments are not optimally effective because the administration of standard irrigation solution during the surgical procedure washes out pre-operatively delivered drugs. In addition, current postoperative therapies are not optimally effective because the cascade and resultant inflammation, pain, spasm, loss of function and other problems have already begun, and are difficult to reverse and manage after surgical trauma has occurred. Also, drugs that currently are systemically delivered, such as by oral or intravenous administration, to target these problems are frequently associated with adverse side effects.

Advantages of our PharmacoSurgery Platform

In contrast, we generate from our PharmacoSurgery platform proprietary product candidates that are combinations of therapeutic agents designed to act simultaneously at multiple discrete targets to preemptively block the molecular-signaling and biochemical cascade caused by surgical trauma and to provide clinical benefits both during and after surgery. Supplied in pre-dosed, pre-formulated, single-use containers, our PharmacoSurgery product candidates are added to standard surgical irrigation solutions and delivered intra-operatively to the site of tissue trauma throughout the surgical procedure. This results in the delivery of low concentrations of agents with minimal systemic uptake and reduced risk of adverse side effects, and does not require a surgeon to change his or her operating procedure. In addition to ease of use, we believe that the clinical benefits of our product candidates could provide surgeons a competitive marketing advantage and may facilitate third-party payor acceptance, all of which we expect will drive adoption and market penetration. Our patent portfolio covers all arthroscopic, ophthalmological, urological, cardiovascular and other types of surgical and medical procedures, and includes both method and composition claims broadly directed to combinations of agents drawn from distinct classes of therapeutic agents delivered to the procedural site intra-operatively, regardless of whether the agents are generic or proprietary. Our current PharmacoSurgery product candidates are specifically comprised of active pharmaceutical ingredients, or APIs, contained in generic drugs already approved by the U.S. Food and Drug Administration, or FDA, with established profiles of safety and pharmacologic activities, and are eligible for submission under the potentially less-costly and time-consuming Section 505(b)(2) New Drug Application, or NDA, process.

Market Opportunity

According to market data from SOR Consulting and Thomson Healthcare, approximately a total of: 4.0 million arthroscopic operations, including 2.6 million knee arthroscopy operations; 2.9 million cataract operations; and 4.3 million uroendoscopic operations were performed in the United States in 2006. We expect the number of these operations to grow as the population and demand for minimally invasive procedures increases and endoscopic technologies improve. In addition, based on reports that we commissioned from The Reimbursement Group, a reimbursement consulting firm, we anticipate that each of our current PharmacoSurgery product candidates will be favorably reimbursed both to the surgical facility and to the surgeon. As a result, we estimate that there are large markets for each of our PharmacoSurgery product candidates and believe that OMS103HP alone provides a multi-billion dollar market opportunity.

Our Lead Product Candidate OMS103HP

OMS103HP, our lead PharmacoSurgery product candidate, is in two Phase 3 clinical programs. The first program is evaluating OMS103HP’s safety and ability to improve postoperative joint function and reduce pain following arthroscopic anterior cruciate ligament, or ACL, reconstruction surgery. The second program is evaluating OMS103HP’s safety and ability to reduce pain and improve postoperative joint function following arthroscopic meniscectomy surgery. OMS103HP is a proprietary combination of APIs with known anti-inflammatory, analgesic and vasoconstrictive activities. Each of the APIs in OMS103HP are components of generic, FDA-approved drugs that have been marketed in the United States as over-the-counter or prescription drug products for over 15 years and have established and well-characterized safety profiles. We believe that OMS103HP will, if approved, be the first commercially available drug product for the improvement of function following arthroscopic surgery, and will, based on the data from our OMS103HP Phase 1/Phase 2 clinical program, provide additional postoperative clinical benefits, including improved range of motion, reduced pain and earlier return to work.

OMS103HP selectively targets multiple and discrete pro-inflammatory mediators and pathways within the inflammatory and pain cascade. Added to standard irrigation solutions, OMS103HP is delivered to the joint at the initiation of surgical trauma to preemptively inhibit the inflammatory and pain cascade. Continuous intra-operative delivery to the joint creates a constant concentration of OMS103HP, bathing and replenishing the joint with drug throughout the duration of the surgical procedure. Because OMS103HP is delivered locally to, and acts directly at, the site of tissue injury, it can be delivered in low concentration, and will not be subject to the substantial interpatient variability in pharmacokinetics that is associated with systemic delivery. By delivering low-concentration OMS103HP locally and only during the arthroscopic procedure, systemic absorption of the APIs will be minimized or avoided, thereby reducing the risk of adverse side effects.

We expect to complete the Phase 3 clinical trials in patients undergoing ACL reconstruction surgery in the first half of 2009 and intend to submit, during the second half of 2009, an NDA to the FDA under the Section 505(b)(2) process. We expect to complete our first Phase 3 clinical trial in the first half of 2009, and begin our second Phase 3 clinical trial later in 2009, in patients undergoing meniscectomy surgery.

Our Other PharmacoSurgery Product Candidates

OMS302

OMS302 is our PharmacoSurgery product candidate being developed for use during ophthalmological procedures, including cataract and other lens replacement surgery. OMS302 is a proprietary combination of an anti-inflammatory API and an API that causes pupil dilation, or mydriasis, each with well-known safety and pharmacologic profiles. FDA-approved drugs containing each of these APIs have been used in ophthalmological clinical practice for more than 15 years, and both APIs are contained in generic, FDA-approved drugs.

OMS302 is added to standard irrigation solution used in cataract and other lens replacement surgery, and is delivered directly into the anterior chamber of the eye to induce and maintain mydriasis, to prevent surgically induced pupil constriction, or miosis, and to reduce postoperative pain and irritation. Mydriasis is an essential prerequisite for these procedures and, if not maintained throughout the surgical procedure or if miosis occurs, risk of damaging structures within the eye increases as does the operating time required to perform the procedure.

We expect to begin enrolling patients into a Phase 1/Phase 2 clinical trial to evaluate the efficacy and safety of OMS302 in patients undergoing cataract surgery in the first half of 2008.

OMS201

OMS201 is our PharmacoSurgery product candidate being developed for use during urological surgery, including uroendoscopic procedures of the bladder, ureter, urethra and other urinary tract structures. OMS201 is a proprietary combination of an anti-inflammatory API and a smooth muscle relaxant API. Both APIs are contained in generic, FDA-approved drugs with well-known profiles of safety and pharmacologic activities, and each has been individually prescribed to manage the symptoms of ureteral and renal stones. Each of the APIs in OMS201 is contained in drugs that have been marketed in the United States for more than 15 years.

Added to standard irrigation solutions in urological surgery, OMS201 is delivered directly to the surgical site during uroendoscopic procedures, such as bladder endoscopy, minimally invasive prostate surgery and ureteroscopy, to inhibit surgically induced inflammation, pain and smooth muscle spasm, or contractility. We are currently conducting a Phase 1 clinical trial to evaluate the safety and systemic absorption of OMS201 added to standard irrigation solution and delivered to patients undergoing ureteroscopy for removal of ureteral or renal stones.

We expect to complete the Phase 1 clinical trial of OMS201 in the second half of 2008.

Our Preclinical Development Programs

MASP-2 Program

In our mannan-binding lectin-associated serine protease-2, or MASP-2, program, we are developing antibody therapies to treat disorders caused by complement activated inflammation. MASP-2 is a novel pro-inflammatory protein target in the complement system, an important component of the immune system. MASP-2 appears to be required for the function of the lectin pathway, one of the principal complement activation pathways. Our preclinical data suggest that MASP-2 plays a significant role in macular degeneration, ischemia-reperfusion injury associated with myocardial infarction, renal disease and rheumatoid arthritis. We have generated several fully human, high-affinity, blocking antibodies to MASP-2, and from these or others expect to select a clinical product candidate in 2008.

Chondroprotective Program

In our cartilage protective, or Chondroprotective, program, we are developing drug therapies to treat cartilage disorders, such as osteoarthritis and rheumatoid arthritis. While cartilage health requires a balance between cartilage breakdown and synthesis, current drugs approved for the treatment of arthritis are focused only on inhibiting breakdown. Our drug therapies in development combine an inhibitor of cartilage breakdown with an agent that promotes cartilage synthesis. We believe that our issued and pending patents broadly cover any drug inhibiting cartilage breakdown, including those drugs already approved, in combination with any promoter of cartilage synthesis to treat cartilage disorders.

PDE10 Program

In our Phosphodiesterase 10, or PDE10, program, we are developing compounds that inhibit PDE10 for the treatment of schizophrenia. PDE10 is an enzyme that is expressed in areas of the brain strongly linked to schizophrenia and other psychotic disorders and has been recently identified as a target for the development of new anti-psychotic drugs. Results from preclinical studies suggest that PDE10 inhibitors may address the limitations of currently used anti-psychotic drugs by avoiding the associated weight gain and improving cognition. We are in late-stage optimization and plan to select a clinical product candidate in 2008.

GPCR Program

Members of our scientific team were the first to identify and characterize the full family of all 357 G protein-coupled receptors, or GPCRs, common to mice and humans, with the exception of those GPCRs linked to smell, taste and pheromone functions. Located in the brain and in peripheral tissues, GPCRs are involved in numerous physiological processes, including the regulation of the nervous system, metabolism, behavior, reproduction, development and hormonal homeostasis. Using our expertise in GPCRs, our 61 proprietary strains of knock-out mice, our in-house battery of behavioral assays and available libraries of compounds, we have discovered what we believe to be previously unknown links between specific molecular targets in the brain and a series of CNS disorders. We have filed corresponding patent applications and are developing compounds to treat several of these disorders.

Our Other CNS Programs

In our other CNS programs, we have discovered what we believe to be previously unknown links between specific molecular targets and a series of CNS disorders. We have filed patent applications directed to our discoveries broadly claiming any agents that act at these molecular targets for use in the treatment of these CNS disorders. Based on promising preclinical data in animal models, we are developing compounds for several of these CNS disorders.

Our Strategy

Our objective is to become a leading biopharmaceutical company, discovering, developing and successfully commercializing a large portfolio of diverse products. The key elements of our strategy are to:

•	obtain regulatory approval for our PharmacoSurgery product candidates OMS103HP, OMS302 and OMS201;

•	maximize commercial opportunity for our PharmacoSurgery product candidates OMS103HP, OMS302 and OMS201;

•	continue to leverage our business model to mitigate risk by combining our multiple late-stage PharmacoSurgery product candidates with our deep and diverse pipeline of preclinical development programs;

•	further expand our broad patent portfolio; and

•	manage our business with continued efficiency and discipline, while continuing to evaluate opportunities and acquire technologies that meet our business objectives.

Risks Related to our Business

The risks set forth under the section entitled “Risk Factors” beginning on page 9 of this prospectus reflect risks and uncertainties that could significantly and adversely affect our business and our ability to execute our business strategy. For example:

•	We are largely dependent on the success of our PharmacoSurgery product candidates, particularly our lead product candidate, OMS103HP, and our clinical trials may fail to adequately demonstrate the safety and efficacy of OMS103HP or our other PharmacoSurgery product candidates. If a clinical trial fails, if regulatory approval is delayed or if additional clinical trials are required, our development costs may increase and we will not have the anticipated revenue from that product candidate to fund our operations.

•	We are a clinical-stage company with no product revenue and no products approved for marketing. The regulatory approval process is expensive, time-consuming and uncertain, and our product candidates have not been, and may not be, approved for sale by regulatory authorities. Even if approved for sale by the appropriate regulatory authorities, our products may not achieve market acceptance and we may never achieve profitability.

•	Our preclinical development programs may not generate product candidates that are suitable for clinical testing or that can be successfully commercialized.

•	Our patents may not adequately protect our present and future product candidates or permit us to gain or keep a competitive advantage. Our pending patents for our present and future product candidates may not be issued.

Corporate Information

We were incorporated as a Washington corporation on June 16, 1994. Our principal executive offices are located at 1420 Fifth Avenue, Suite 2600, Seattle, Washington 98101, and our telephone number is (206) 676-5000. Our web site address is www.omeros.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

Omeros®, the Omeros logo®, nura®, and PharmacoSurgerytm are trademarks of Omeros Corporation in the United States and other countries. This prospectus also includes trademarks of other persons.

The Offering

Shares of common stock offered by us	shares

Shares of common stock to be outstanding after this offering	shares

Use of proceeds	We plan to use the net proceeds of this offering to fund (1) the completion of our Phase 3 clinical trials for OMS103HP and the submission of the related NDA(s) to the FDA, (2) the launch and commercialization of OMS103HP, (3) the clinical development of OMS302 and OMS201, (4) the development of our pipeline of preclinical programs and (5) working capital, capital expenditures, potential acquisitions of products or technologies and general corporate purposes. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	OMER

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at December 31, 2007, and excludes:

•	5,908,182 shares of common stock issuable upon the exercise of options outstanding at December 31, 2007, at a weighted-average exercise price of $0.66 per share;

•	46,200 shares of common stock issuable upon exercise of options granted from January 1, 2008 to March 31, 2008, at a weighted-average exercise price of $1.38 per share;

•	387,030 shares of common stock issuable upon exercise of warrants outstanding at December 31, 2007, which will automatically terminate upon the closing of this offering if not exercised, at a weighted-average exercise price of $6.25 per share; and

•	22,613 shares of common stock issuable upon exercise of warrants outstanding at December 31, 2007, which will not automatically terminate upon the closing of this offering, at a weighted-average exercise price of $4.66 per share.

•	1,748,800 shares of common stock available for future issuance under our 2008 Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 22,327,407 shares of common stock, effective upon the completion of this offering;

•	the conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase 409,643 shares of common stock, effective upon the completion of this offering;

•	the issuance of shares of common stock pursuant to the cashless net exercise of warrants that will automatically terminate upon the closing of this offering based on the assumed initial public offering price of $ (the mid-point of the range set forth on the cover page of this prospectus); and

•	no exercise by the underwriters of their right to purchase additional shares of common stock to cover over-allotments, if any.

Summary Consolidated Financial Data

The following tables summarize consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2007, 2006, and 2005 and for the period from June 16, 1994 (inception) to December 31, 2007, and the consolidated balance sheet data as of December 31, 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. We acquired nura, inc., or nura, on August 11, 2006, and the results of nura are included in the consolidated financial statements from that date. The pro forma basic and diluted net loss per common share data are computed using the weighted-average number of shares of common stock outstanding, after giving effect to the conversion (using the as if-converted method) of all shares of our convertible preferred stock into common stock.

				Period from June 16,
				1994
				(Inception) to
	Year Ended December 31,			December 31,
	2007	2006	2005	2007
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Grant revenue	$ 1,923	$ 200	$ —	$ 2,223
Operating expenses:
Research and development	15,922	9,637	5,803	44,384
Acquired in-process research and development	—	10,891	—	10,891
General and administrative	10,398	3,625	1,904	24,638

Total operating expenses	26,320	24,153	7,707	79,913

Loss from operations	(24,397)	(23,953)	(7,707)	(77,690)
Investment income	1,582	1,088	333	4,502
Other income (expense)	(125)	179	8	62
Interest expense	(151)	(91)	—	(294)

Net loss	$ (23,091)	$(22,777)	$ (7,366)	$(73,420)

Basic and diluted net loss per common share	$ (5.44)	$ (6.17)	$ (2.12)

Weighted-average shares used to compute basic and diluted net loss per common share	4,248,212	3,694,388	3,468,886

Pro forma basic and diluted net loss per common share (unaudited)	$ (0.82)

Weighted-average shares used to compute pro forma basic and diluted net loss per common share (unaudited)	27,398,105

The pro forma consolidated balance sheet data in the table below reflect (a) the automatic conversion of all outstanding shares of our convertible preferred stock into 22,327,407 shares of our common stock upon the closing of this offering and (b) the automatic conversion of all outstanding warrants to purchase convertible preferred stock into warrants to purchase 409,643 shares of our common stock upon the closing of this offering, resulting in the reclassification of $1.6 million from preferred stock warrant liability to shareholders’ equity (deficit). The pro forma as adjusted consolidated balance sheet data in the table below further adjust the pro forma information to reflect (a) our sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the issuance of           shares of common stock pursuant to the cashless net exercise of warrants that will automatically terminate upon the closing of this offering based on the assumed initial public offering price.

	As of December 31, 2007
			Pro Forma
		Pro	As
	Actual	Forma	Adjusted (1)
		(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$24,082	$24,082
Working capital	16,526	16,526
Total assets	27,162	27,162
Total debt	1,010	1,010
Preferred stock warrant liability	1,562	—
Convertible preferred stock	89,168	—
Deficit accumulated during the development stage	(73,420)	(73,420)
Total shareholders’ equity (deficit)	(69,941)	20,789

(1)	A $1.00 increase (decrease) in the assumed public offering price of $ would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total shareholders’ equity (deficit) by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Product Candidates and Operations

Our success largely depends on the success of our lead PharmacoSurgerytm product candidate, OMS103HP, and we cannot be certain that it will receive regulatory approval or be successfully commercialized. If we are unable to commercialize OMS103HP, or experience significant delays in doing so, our business will be materially harmed.

We are a biopharmaceutical company with no products approved for commercial sale and we have not generated any revenue from product sales. We have incurred, and will continue to incur, significant costs relating to the clinical development and commercialization of our lead product candidate, OMS103HP, for use during arthroscopic anterior cruciate ligament, or ACL, reconstruction surgery as well as arthroscopic meniscectomy surgery. We have not yet obtained regulatory approval to market this product candidate for ACL reconstruction surgery, arthroscopic meniscectomy surgery or any other indication in any jurisdiction and we may never be able to obtain approval or, if approvals are obtained, to commercialize this product candidate successfully. If OMS103HP does not receive regulatory approval for ACL reconstruction surgery or arthroscopic meniscectomy surgery, or if it is not successfully commercialized for one or both uses, we may not be able to generate revenue, become profitable, fund the development of our other product candidates or preclinical development programs or continue our operations.

We do not know whether our clinical trials for OMS103HP will be completed on schedule or result in regulatory approval or in a marketable product. If approved for commercialization, we do not anticipate that OMS103HP will reach the market until 2010 at the earliest.

Our success is also dependent on the success of our additional PharmacoSurgery product candidates, OMS302 and OMS201, and we cannot be certain that either will advance through clinical testing, receive regulatory approval or be successfully commercialized.

In addition to OMS103HP, our success will depend on the successful commercialization of one or both of two additional PharmacoSurgery product candidates, OMS302 and OMS201. In January 2008, we submitted an Investigational New Drug Application, or IND, to the U.S. Food and Drug Administration, or the FDA, to begin a clinical study of OMS302 evaluating the safety and efficacy of OMS302 in patients undergoing cataract surgery. In addition, we are currently conducting a Phase 1 clinical trial evaluating the safety and systemic absorption of OMS201 when used during ureteroscopy for removal of ureteral or renal stones. We have incurred and will continue to incur significant costs relating to the clinical development and commercialization of these PharmacoSurgery product candidates. We have not obtained regulatory approval to market these product candidates for any indication in any jurisdiction and we may never be able to obtain approval or, if approvals are obtained, to commercialize these product candidates successfully. If OMS302 and OMS201 do not receive regulatory approval, or if they are not successfully commercialized, we may not be able to generate revenue, become profitable, fund the development of our other product candidates or our preclinical programs or continue our operations.

We do not know whether our planned and current clinical trials for OMS302 and OMS201 will be completed on schedule, if at all. In addition, we do not know whether any of our clinical trials will be successful or result in approval of either product for marketing.

We have a history of operating losses and we may not achieve or maintain profitability.

We have not been profitable and have generated substantial operating losses since we were incorporated in June 1994. We had net losses of approximately $23.1 million, $22.8 million, and $7.4 million for the years ended December 31, 2007, 2006, and 2005, respectively. As of December 31, 2007, we had an accumulated deficit of approximately $73.4 million. We expect to incur additional losses for at least the next several years and cannot be certain that we will ever achieve profitability. As a result, our business is subject to all of the risks inherent in the development of a new business enterprise, such as the risks that we may be unable to obtain additional capital needed to support the preclinical and clinical expenses of development and commercialization of our product candidates, to develop a market for our potential products, to successfully transition from a company with a research and development focus to a company capable of commercializing our product candidates and to attract and retain qualified management as well as technical and scientific staff.

We are subject to extensive government regulation, including the requirement of approval before our products may be manufactured or marketed.

Both before and after approval of our product candidates, we, our product candidates, and our suppliers and contract manufacturers are subject to extensive regulation by governmental authorities in the United States and other countries, covering, among other things, testing, manufacturing, quality control, labeling, advertising, promotion, distribution, and import and export. Failure to comply with applicable requirements could result in, among other things, one or more of the following actions: warning letters; fines and other monetary penalties; unanticipated expenditures; delays in approval or refusal to approve a product candidate; product recall or seizure; interruption of manufacturing or clinical trials; operating restrictions; injunctions; and criminal prosecution. We or the FDA may suspend or terminate human clinical trials at any time on various grounds, including a finding that the patients are being exposed to an unacceptable health risk.

Our product candidates cannot be marketed in the United States without FDA approval. The FDA has not approved any of our product candidates for sale in the United States. All of our product candidates are in development, and will have to be approved by the FDA before they can be marketed in the United States. Obtaining FDA approval requires substantial time, effort, and financial resources, and may be subject to both expected and unforeseen delays, and there can be no assurance that any approval will be granted on a timely basis, if at all.

The FDA may decide that our data are insufficient for approval of our product candidates and require additional preclinical, clinical or other studies. As we develop our product candidates, we periodically discuss with the FDA clinical, regulatory and manufacturing matters, and our views may, at times, differ from those of the FDA. For example, the FDA has questioned whether our studies evaluating OMS103HP in patients undergoing ACL reconstruction surgery are adequately designed to evaluate efficacy. If these studies fail to demonstrate efficacy, we will be required to provide additional information, including possibly the results of additional clinical trials. Also, the FDA regulates those of our product candidates consisting of two or more active ingredients as combination drugs under its Combination Drug Policy. The Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s effectiveness. The FDA has questioned the means by which we intend to demonstrate such contribution and whether available data and information demonstrate contribution for each active ingredient in OMS103HP. If we are unable to resolve these questions, we may be required to provide additional information, which may include the results of additional preclinical studies or clinical trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate for regulatory approval, if we are unable to successfully complete our clinical trials or other testing, or if the results of these and other trials or tests fail to demonstrate efficacy or raise safety concerns, we may be delayed in obtaining marketing approval for our product candidates, or may never be able to obtain marketing approval.

Even if regulatory approval of a product candidate is obtained, such approval may be subject to significant limitations on the indicated uses for which that product may be marketed, conditions of use, and/or significant post approval obligations, including additional clinical trials. These regulatory requirements may, among other things, limit the size of the market for the product. Even after approval, discovery of previously unknown problems with a product, manufacturer, or facility, such as previously undiscovered side effects, may result in restrictions on any product, manufacturer, or facility, including, among other things, a possible withdrawal of approval of the product.

If our clinical trials are delayed, we may be unable to develop our product candidates on a timely basis, which may increase our development costs and could delay the potential commercialization of our products and the subsequent receipt of revenue from sales, if any.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause regulatory agencies, institutional review boards or us to delay our clinical trials or suspend or delay the analysis of the data from those trials. Clinical trials can be delayed for a variety of reasons, including:

•	discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

•	delays in enrolling patients into clinical trials;

•	lower than anticipated retention rates of patients in clinical trials;

•	the need to repeat or conduct additional clinical trials as a result of problems such as inconclusive or negative results, poorly executed testing or unacceptable design;

•	an insufficient supply of product candidate materials or other materials necessary to conduct our clinical trials;

•	the need to qualify new suppliers of product candidate materials for FDA and foreign regulatory approval;

•	an unfavorable FDA inspection or review of a clinical trial site or records of any clinical investigation;

•	the occurrence of drug-related side effects or adverse events experienced by participants in our clinical trials; or

•	the placement of a clinical hold on a trial.

In addition, a clinical trial may be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues or any determination that a trial presents unacceptable health risks; or

•	lack of adequate funding to continue the clinical trial, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional trials and studies and increased expenses associated with the services of our contract research organizations, or CROs, and other third parties.

Changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to institutional review boards for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If the results of our clinical trials are not available when we expect or if we encounter any delay in the analysis of data from our clinical trials, we may be unable to file for regulatory approval or conduct additional clinical trials on the schedule we currently anticipate. Any delays in completing our clinical trials may increase our development costs, would slow down our product development and approval process, would delay our receipt of product revenue and would make it difficult to raise additional capital. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. In addition, significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our future products and may harm our business.

If we are unable to raise additional capital when needed or on acceptable terms, we may be unable to complete the development and commercialization of OMS103HP and our other product candidates, or continue our other preclinical development programs.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

•	complete the Phase 3 clinical trials of OMS103HP for use in arthroscopic ACL reconstruction surgery;

•	conduct and complete the Phase 3 clinical trials of OMS103HP for use in arthroscopic meniscectomy surgery;

•	initiate, conduct and complete clinical trials of OMS302 for use during lens replacement surgery;

•	conduct and complete the clinical trials of OMS201 for use in endoscopic surgery of the urological tract;

•	continue our research and development;

•	initiate and conduct clinical trials for other product candidates; and

•	launch and commercialize any product candidates for which we receive regulatory approval.

Our clinical trials for OMS103HP may be delayed for many of the reasons discussed in these “Risk Factors,” which would increase the development expenses of OMS103HP and may require us to raise additional capital beyond what we raise in this offering to complete the clinical development and commercialization of OMS103HP and to decrease spending on our other clinical and preclinical development programs. We have no commitments for additional funding and cannot be certain that it will be available on acceptable terms, if at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. Any debt financing, if available, may restrict our operations as further described in the following risk factor, and any debt securities we may issue may have rights that are senior to holders of our common stock. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates or one or more of our other research and development initiatives. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than otherwise might be available; or relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves. Any of these events could significantly harm our business and prospects and could cause our stock price to decline.

If we raise additional capital through debt financing, the terms of our debt could restrict our ability to operate our business.

If we raise additional capital beyond what we raise in this offering, we may raise the capital through debt financing, if available. Any debt financing may require us to pledge our assets as collateral or involve restrictive covenants, such as limitations on our ability to incur additional indebtedness, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could significantly limit our operating and financial flexibility and limit our ability to respond to changes in our business or competitive activities.

Our lead product candidate OMS103HP or future product candidates may never achieve market acceptance even if we obtain regulatory approvals.

Even if we receive regulatory approvals for the commercial sale of our lead product candidate OMS103HP or future product candidates, the commercial success of these product candidates will depend on, among other things, their acceptance by physicians, patients, third-party payors and other members of the medical community. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product candidate that we may develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	availability, relative cost and relative efficacy of alternative and competing treatments;

•	the effectiveness of our marketing and distribution strategy to, among others, hospitals, surgery centers, physicians and/or pharmacists;

•	prevalence of the surgical procedure or condition for which the product is approved;

• acceptance by physicians of each product as a safe and effective treatment;

•	perceived advantages over alternative treatments;

•	relative convenience and ease of administration;

•	the availability of adequate reimbursement by third parties;

•	the prevalence and severity of adverse side effects;

•	publicity concerning our products or competing products and treatments; and

•	our ability to obtain sufficient third-party insurance coverage.

The number of operations in which our PharmacoSurgery products, if approved, would be used may be significantly less than the total number of operations performed according to the market data obtained from industry sources. If our lead product candidate OMS103HP or future product candidates do not become widely accepted by physicians, patients, third-party payors and other members of the medical community, it is unlikely that we will ever become profitable, and if we are unable to increase market penetration of OMS103HP or our other product candidates, our growth will be significantly harmed.

We rely on third parties to conduct portions of our preclinical research and clinical trials. If these third parties do not perform as contractually required or otherwise expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We rely on third parties, such as CROs and research institutions, to conduct a portion of our preclinical research. We also rely on third parties, such as medical institutions, clinical investigators and CROs, to assist us in conducting our clinical trials. Nonetheless, we are responsible for confirming that our preclinical research is conducted in accordance with applicable regulations, and that our clinical trials are conducted in accordance with applicable regulations, the relevant protocol and within the context of approvals by an institutional review board. Our reliance on these third parties does not relieve us of responsibility for ensuring compliance with FDA regulations and standards for conducting, monitoring, recording and reporting the results of preclinical research and clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical and clinical development processes may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for our product candidates.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenue.

We do not have a sales and marketing organization and have no experience in the sales, marketing and distribution of biopharmaceutical products. Developing an internal sales force is expensive and time-consuming and should be commenced 12 to 18 months in advance of product launch. Any delay in developing an internal sales force could impact the timing of any product launch. If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any approved product candidates that we develop ourselves. Factors that may inhibit our efforts to commercialize our approved product candidates without collaboration partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of hospitals, surgery centers, physicians and/or pharmacists to purchase, use or prescribe our approved product candidates;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unsuccessful in building a sales and marketing infrastructure or unable to partner with one or more third parties to perform sales and marketing services for our product candidates, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

We have no ability to manufacture clinical or commercial supplies of our product candidates and currently intend to rely solely on third parties to manufacture clinical and commercial supplies of all of our product candidates.

We currently do not intend to manufacture our product candidates for our clinical trials or on a commercial scale and intend to rely on third parties to do so. Our clinical supplies of OMS103HP have been manufactured in a freeze-dried, or lyophilized, form by Catalent Pharma Solutions, Inc. in its Albuquerque, New Mexico facility. We have not entered into a binding agreement with Catalent for the commercial supply of lyophilized OMS103HP, and cannot be certain that we will be able to do so on commercially reasonable terms. Qualification of any other facility to manufacture lyophilized OMS103HP would require transfer of manufacturing methods, the production of an additional registration batch of lyophilized OMS103HP and the generation of additional stability data, which could delay the availability of commercial supplies of lyophilized OMS103HP.

We have also formulated OMS103HP as a liquid solution and, if approved for marketing, intend to launch OMS103HP as a liquid solution. We have entered into an agreement with Hospira Worldwide, Inc. for the commercial supply of liquid OMS103HP. We do not believe that the inactive ingredients in liquid OMS103HP, which are included in the FDA’s Inactive Ingredient Guide due to being present in drug products previously approved for parenteral use, impact its safety or effectiveness. The FDA will require us to provide comparative information and complete a stability study and may require us to conduct additional studies, which we expect would be nonclinical and/or pharmacokinetic studies, to demonstrate that liquid OMS103HP is as safe and effective as lyophilized OMS103HP. Delays or unexpected results in these studies could delay the commercial availability of liquid OMS103HP. Any significant delays in the manufacture of clinical or commercial supplies could materially harm our business and prospects.

If the contract manufacturers that we rely on experience difficulties with manufacturing our product candidates or fail FDA inspections, our clinical trials, regulatory submissions and ability to commercialize our product candidates and generate revenue may be significantly delayed.

Contract manufacturers that we select to manufacture our product candidates for clinical testing or for commercial use may encounter difficulties with the small- and large-scale formulation and manufacturing processes required for such manufacture. These difficulties could result in delays in clinical trials, regulatory submissions, or commercialization of our product candidates. Once a product candidate is approved and being marketed, these difficulties could also result in the later recall or withdrawal of the product from the market or failure to have adequate supplies to meet market demand. Even if we are able to establish additional or replacement manufacturers, identifying these sources and entering into definitive supply agreements and obtaining regulatory approvals may require a substantial amount of time and cost and such supply arrangements may not be available on commercially reasonable terms, if at all.

In addition, we and our contract manufacturers must comply with current good manufacturing practice, or cGMP, requirements strictly enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. We or our contract manufacturers may be unable to comply with cGMP requirements or with other FDA, state, local and foreign regulatory requirements. We have little control over our contract manufacturers’ compliance with these regulations and standards or with their quality control and quality assurance procedures. Large-scale manufacturing processes have been developed only for lyophilized OMS103HP. For the liquid formulation of OMS103HP and our other product candidates, development of large-scale manufacturing processes will require validation studies, which the FDA must review and approve. Failure to comply with these requirements by our contract manufacturers could result in the issuance of untitled letters and/or warning letters from authorities, as well as sanctions being imposed on us, including fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall or withdrawal of product approval. If the safety of any product candidate supplied by contract manufacturers is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain or maintain regulatory approval for or successfully commercialize one or more of our product candidates, which would harm our business and prospects significantly.

If one or more of our contract manufacturers were to encounter any of these difficulties or otherwise fail to comply with its contractual obligations, our ability to provide product candidates to patients in our clinical trials or on a commercial scale would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining our clinical trial programs and, depending on the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely. If we need to change to other commercial manufacturers, the FDA and comparable foreign regulators must first approve these manufacturers’ facilities and processes, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for the production of our product candidates.

Ingredients necessary to manufacture our PharmacoSurgery product candidates may not be available on commercially reasonable terms, if at all, which may delay the development and commercialization of our product candidates.

We must purchase from third-party suppliers the ingredients necessary for our contract manufacturers to produce our PharmacoSurgery product candidates for our clinical trials and, if approved, for commercial distribution. Suppliers may not sell these ingredients to us at the time we need them or on commercially reasonable terms, if at all. Although we intend to enter into agreements with third-party suppliers that will guarantee the availability and timely delivery of ingredients for our PharmacoSurgery product candidates, we have not yet entered into and we may be unable to secure any such supply agreements or guarantees. Even if we were able to secure such agreements or guarantees, our suppliers may be unable or choose not to provide us the ingredients in a timely manner or in the minimum guaranteed quantities. If we are unable to obtain and then supply these ingredients to our contract manufacturer for our clinical trials, potential regulatory approval of our product candidates would be delayed, significantly impacting our ability to develop our product candidates, which would materially affect our ability to generate revenue from the sale of our product candidates.

We may need licenses for active ingredients from third parties so that we can develop and commercialize some products from some of our current preclinical programs, which could increase our development costs and delay our ability to commercialize products.

Should we decide to use active ingredients in any of our product candidates that are proprietary to one or more third parties, we would need to obtain licenses to those active ingredients from those third parties. For example, we are likely to use proprietary active ingredients in some product candidates that we develop from our Chondroprotective program and possibly in some of our future CNS product candidates. We do not have licenses to any of the proprietary active ingredients we may elect to use in these programs. If we are unable to access rights to these active ingredients prior to preclinical toxicology studies intended to support clinical trials, we may need to develop alternate product candidates from these programs by either accessing or developing alternate active ingredients, resulting in increased development costs and delays in commercialization of these product candidates. If we are unable to access rights to the desired active ingredients on commercially reasonable terms or develop suitable alternate active ingredients, we may not be able to commercialize product candidates from these programs.

Our ability to pursue the development and commercialization of product candidates from our MASP-2 program depends on the continuation of licenses from third parties.

Our MASP-2 program is based in part on intellectual property rights that we licensed on a worldwide exclusive basis from the University of Leicester and from the UK Medical Research Council, or MRC. The continued maintenance of these agreements requires us to undertake development activities if and when a clinical candidate has been selected and, if regulatory approval for marketing is obtained, to pay royalties to the University of Leicester and MRC upon commercialization of a MASP-2 product candidate. Our ability to continue development and commercialization of product candidates from our MASP-2 program depends on our maintaining these exclusive licenses, which cannot be assured.

Our ability to pursue the development and commercialization of product candidates from our MASP-2 program could be jeopardized by third-party patent rights.

Our MASP-2 program is based in part on the results of research conducted by collaborators at MRC, the University of Leicester and Aarhus Universitet, and on intellectual property rights that we licensed on a worldwide exclusive basis from the University of Leicester and from MRC stemming from that collaborative research and from subsequent research performed by the University of Leicester and by MRC. Researchers at Aarhus Universitet have obtained a U.S. Patent that claims antibodies that bind MASP-2, and have filed other patents and patent applications related to MASP-2. While we do not hold any direct license from Aarhus Universitet or its researchers, our license from MRC includes MRC’s joint ownership interest in this U.S. Patent claiming antibodies that bind MASP-2, which joint ownership interest arises from an MRC employee having been added as a named inventor in this patent by the U.S. Patent and Trademark Office, or USPTO. We also believe that we hold lawful rights to other patents and patent applications related to MASP-2 filed by researchers at Aarhus Universitet by virtue of our licenses with MRC and the University of Leicester. Our ability to commercialize any anti-MASP-2 antibody product candidate depends on the exclusive licenses we hold from MRC and the University of Leicester to at least joint ownership interest in the patents and patent applications filed by researchers at Aarhus Universitet. We do not know and cannot be certain that researchers at Aarhus Universitet or parties associated with them will not contest our licensed rights to these patents and patent applications filed by researchers at Aarhus Universitet, or that researchers at Aarhus Universitet or parties associated with them will not seek through legal action to block the commercialization of any antibody product candidate from our MASP-2 program. Perfecting, asserting or defending our rights to this intellectual property may be costly and time-consuming and, if unsuccessful, may limit our ability to pursue the development and commercialization of product candidates from our MASP-2 program.

Our ability to pursue the development and commercialization of product candidates from our MASP-2 program depends on third-party antibody developers and manufacturers.

Any product candidates from our MASP-2 program would be antibodies and we do not have the internal capability to sequence, hybridize or clone antibodies or to produce antibodies for use in clinical trials or on a commercial scale. We do not have agreements in place with antibody developers or manufacturers and cannot be certain that such agreements could be entered into on commercially reasonable terms, if at all. There are only a limited number of antibody manufacturers. If we are unable to obtain clinical supplies of MASP-2 antibody product candidates, clinical trials or the development of any such product candidate could be substantially delayed until we can find and qualify a manufacturer, which may increase our development costs, slow down our product development and approval process, delay receipt of product revenue and make it difficult to raise additional capital.

Our preclinical programs may not produce product candidates that are suitable for clinical trials or that can be successfully commercialized.

Any product candidates from our preclinical programs, including our MASP-2, Chondroprotective, PDE10, GPCR and other CNS programs, must successfully complete preclinical testing, which may include demonstrating efficacy and the lack of toxicity in established animal models, before entering clinical trials. Many pharmaceutical and biological product candidates do not successfully complete preclinical testing and, even if preclinical testing is successfully completed, may fail in clinical trials. We cannot be certain that any of our preclinical product development programs will generate product candidates that are suitable for clinical testing, nor can we be certain that any product candidates from our preclinical programs that do advance into clinical trials will successfully demonstrate safety and efficacy in clinical trials.

Because we have a number of development programs and are considering a variety of product candidates, we may expend our limited resources to pursue a particular candidate or candidates and fail to capitalize on candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited resources, we must focus on preclinical development programs and product candidates that we believe are the most promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Further, if we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, license or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights.

It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of the use, formulation and structure of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against potential third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities.

The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States, and tests used for determining the patentability of patent claims in all technologies are in flux. The pharmaceutical, biotechnology and other life sciences patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Further, the determination that a patent application or patent claim meets all of the requirements for patentability is a subjective determination based on the application of law and jurisprudence. For example, in the United States, a determination of patentability by the USPTO or validity by a court or other trier of fact requires a determination that the claimed invention has utility and is both novel and non-obvious to those of ordinary skill in the art in view of prior known publications and public information, and that the patent specification supporting the claim adequately describes the claimed invention, discloses the best mode known to the inventors for practicing the invention, and discloses the invention in a manner that enables one of ordinary skill in the art to make and use the invention. The ultimate determination by the USPTO or by a court of other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. Although we have conducted searches for third-party publications, patents and other information that may impact the patentability of claims in our various patent applications and patents, we cannot be certain that all relevant information has been identified. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or patent applications, our licensed patents or patent applications or in third-party patents.

Our issued PharmacoSurgery patents have terms that will expire December 12, 2014 and, if our pending PharmacoSurgery patent applications issue as patents, October 20, 2019 for OMS103HP, July 30, 2023 for OMS302 and March 17, 2026 for OMS201, not taking into account any extensions due to potential adjustment of patent terms resulting from USPTO delays. We cannot assure you that any of these patent applications will issue as patents or of the scope of any claims that may issue from these pending and future patent applications, or the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of our patents and patent applications in the United States or foreign jurisdictions, which could limit patent protection for our product candidates and materially harm our business.

The degree of future protection for our proprietary rights is uncertain, because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by any of our patents, if issued, or our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or products or duplicate any of our technologies or products;

•	it is possible that none of our pending patent applications will result in issued patents or, if issued, these patents may not be sufficient to protect our technology or provide us with a basis for commercially viable products and may not provide us with any competitive advantages;

•	if our pending applications issue as patents, they may be challenged by third parties as not infringed, invalid or unenforceable under U.S. or foreign laws;

•	if issued, the patents under which we hold rights may not be valid or enforceable; or

•	we may develop additional proprietary technologies or products that are not patentable and which are unlikely to be adequately protected through trade secrets if, for example, a competitor were to independently develop duplicative, similar or alternative technologies or products.

In addition, to the extent we are unable to obtain and maintain patent protection for one of our product candidates or in the event such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of a product candidate for follow-on indications.

We also may rely on trade secrets to protect our technologies or products, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third-party entity illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

If we choose to go to court to stop someone else from using our inventions, that individual or company has the right to ask the court to rule that the underlying patents are invalid or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe the patents.

Further, a third party may claim that we or our contract manufacturers are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in the alleged infringing activity, including making, using or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we or our contract manufacturers are infringing the third party’s patents and would order us or our partners to stop the activities covered by the patents. In addition, there is a risk that a court will order us or our contract manufacturers to pay the other party damages for having violated the other party’s patents. We have indemnified our contract manufacturers against certain patent infringement claims and thus may be responsible for any of their costs associated with such claims and actions. The pharmaceutical, biotechnology and other life sciences industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Although we have conducted searches of third-party patents with respect to our OMS103HP, OMS302, OMS201, MASP-2, Chondroprotective, PDE10, GPCR and other CNS programs, these searches may not have identified all third-party patents relevant to these product candidates. Consequently, we cannot assure you that third-party patents containing claims covering our product candidates, programs, technologies or methods do not exist, have not been filed, or could not be filed or issued. For example, we are aware of a U.S. Patent that claims antibodies that bind MASP-2 and other patents and patent applications related to MASP-2 held by researchers at Aarhus Universitet that are described above in more detail in these “Risk Factors.” Our ability to commercialize any anti-MASP-2 antibody product candidate depends on the exclusive licenses we hold from MRC and the University of Leicester to at least joint ownership interest in the patents and patent applications filed by researchers at Aarhus Universitet.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our patents, our licensors’ patents, our pending applications or our licensors’ pending applications, or that we or our licensors were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technologies similar to ours. Any such patent application may have priority over our or our licensors’ patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the capital necessary to continue our operations.

We use hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our research operations produce hazardous waste products, which include chemicals and radioactive and biological materials. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply with applicable legal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. We generally contract with third parties for the disposal of such substances and store our low-level radioactive waste at our facilities until the materials are no longer considered radioactive. We may be required to incur further costs to comply with current or future environmental and safety regulations. In addition, although we carry insurance, in the event of accidental contamination or injury from these materials, we could be held liable for any damages that result and any such liability could exceed our insurance coverage and other resources.

The loss of members of our management team could substantially disrupt our business operations.

Our success depends to a significant degree on the continued individual and collective contributions of our management team. The members of our management team are at-will employees, and we do not maintain any key-person life insurance policies except for on the life of Gregory Demopulos, M.D., our president, chief executive officer, chief medical officer and chairman of the board of directors. We have agreed to enter into a new employment agreement with Dr. Demopulos by May 1, 2009. If we do not enter into a new agreement by that date because of our actions or omissions, we could be in material breach of his current employment agreement, which may entitle Dr. Demopulos to severance benefits described below in “Management — Executive Compensation — Potential Payment upon Termination or Change in Control.” Losing the services of any key member of our management team, whether from death or disability, retirement, competing offers or other causes, could delay execution of our business strategy, cause us to lose a strategic partner, or otherwise materially affect our operations.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to maintain our operations or grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. In this regard, in anticipation of increased development and commercialization activities, we plan to increase the total number of our full-time employees from 64 as of March 31, 2008 to approximately 70 to 80 by the end of 2008. If we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow effectively. We have in the past maintained a rigorous, highly selective and time-consuming hiring process. We believe that our approach to hiring has significantly contributed to our success to date. If we do not succeed in attracting qualified personnel and retaining and motivating existing personnel, our existing operations may suffer and we may be unable to grow effectively.

To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We will incur increased costs and demands on management as a result of complying with the laws and regulations affecting public companies, which could affect our operating results.

As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as new rules implemented by the SEC and the NASDAQ Stock Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Our management has identified a material weakness in our internal controls that, if not properly remediated, could result in material misstatements in our financial statements which could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting. Further, our independent registered public accounting firm has not been engaged to express, nor has it expressed, an opinion on the effectiveness of our internal controls over financial reporting. However, in connection with our fiscal 2007 financial statement audit, we identified a material weakness in our internal controls as defined by the American Institute of Certified Public Accountants. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness we identified relates to inadequate segregation of duties in both the accounting and information systems areas. We implemented the following remediation measures in the first quarter of 2008 to improve the effectiveness of our internal controls. Specifically, we:

•	revised our policies and procedures regarding software-user access rights;

•	limited access to the accounting and information systems and related data to strengthen segregation of duties; and

•	upgraded our accounting software system.

Based on the measures taken and implemented, our management believes that the material weakness in our segregation of duties in the accounting and information systems areas was remediated in the first quarter of 2008.

In connection with our fiscal 2006 financial statement audit, we identified material weaknesses in our internal controls related to our periodic financial statement close process and inadequate segregation of duties in both the accounting and information systems areas. During 2007, in response to the material weaknesses identified in 2006, we took the following measures:

•	hired a chief financial officer and an assistant controller to strengthen our internal staffing and technical expertise in financial accounting and reporting;

•	segregated duties within our accounting and finance department;

•	implemented procedures and controls in the financial statement close process to improve the accuracy and timeliness of the preparation of quarterly and annual financial statements; and

•	hired an information technology manager and revised our policies and procedures regarding accounting software-user access rights and software upgrade management.

Based on the measures taken and implemented, management believes that the material weaknesses in the financial statement close process was remediated as of December 31, 2007.

The material weaknesses that we identified did not relate to the policies and procedures that:

•	pertain to the maintenance of records;

•	provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters that we identify, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when we are required to make an assessment of our internal controls under Section 404. However, the existence of a material weakness is an indication that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis, and the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments, and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot be certain that we will implement and maintain adequate controls over our financial processes and reporting in the future. In addition, we cannot assure you that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future.

The standards required for a Section 404 analysis under the Sarbanes-Oxley Act of 2002 are significantly more stringent than those for a similar analysis for non-public companies. These more stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, management may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to provide the required financial information in a timely manner could materially and adversely impact our financial condition and the market value of our securities.

Risks Related to Our Industry

Our competitors may develop products that are less expensive, safer or more effective, or which may otherwise diminish or eliminate the commercial success of any potential products that we may commercialize.

If our competitors market products that are less expensive, safer or more effective than our future products developed from our product candidates, that reach the market before our product candidates, or that otherwise negatively affect the market, we may not achieve commercial success. For example, we are developing PDE10 inhibitors to identify a product candidate for use in the treatment of schizophrenia. Other pharmaceutical companies, many with significantly greater resources than we have, are also developing PDE10 inhibitors for the treatment of schizophrenia and these companies may be further along in development. The failure of a PDE10 inhibitor product candidate from any of our competitors to demonstrate safety or efficacy in clinical trials may negatively reflect on the ability of our PDE10 inhibitor product candidates under development to demonstrate safety and efficacy. Further, the failure of any future products developed from our product candidates to effectively compete with products marketed by our competitors would impair our ability to generate revenue, which would have a material adverse effect on our future business, financial condition and results of operations.

We expect to compete with other biopharmaceutical and biotechnology companies, and our competitors may:

•	develop and market products that are less expensive or more effective than any future products developed from our product candidates;

•	commercialize competing products before we can launch any products developed from our product candidates;

•	operate larger research and development programs, possess commercial-scale manufacturing operations or have substantially greater financial resources than we do;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic relationships; and

•	take advantage of acquisition or other opportunities more readily than we can.

We expect to compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. In addition, the pharmaceutical and biotechnology industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to remain current with rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our product discovery process that we believe we derive from our research approach and proprietary technologies and programs. In addition, physicians may continue with their respective current treatment practices, including the use of current preoperative and postoperative treatments, rather than adopt our PharmacoSurgery product candidates.

Our product candidates could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if we experience unanticipated problems with our product candidates, if and when any of them are approved.

Any product candidate for which we obtain marketing approval, together with the manufacturing processes, post-approval clinical data, and advertising and promotional activities for such product candidate, will be subject to continued regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product candidate. Later discovery of previously unknown problems with our product candidates or their manufacture, or failure to comply with regulatory requirements, may result in:

•	restrictions on such product candidates or manufacturing processes;

•	withdrawal of the product candidates from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If we are slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for our product candidates when and if any of them are approved.

Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market our products in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval discussed in these “Risk Factors.” We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business.

If we are unable to obtain adequate reimbursement from governments or third-party payors for any products that we may develop or if we are unable to obtain acceptable prices for those products, they may not be purchased or used and, as a result, our revenue and prospects for profitability could suffer.

Our future revenue and profit will depend heavily upon the availability of adequate reimbursement for the use of our approved product candidates from governmental and other third-party payors, both in the United States and in other countries. Even if we are successful in bringing one or more product candidates to market, these products may not be considered cost-effective, and the amount reimbursed for any product candidates may be insufficient to allow us to sell our product candidates profitably. Reimbursement by a third-party payor may depend on a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining reimbursement approval for a product from each government or third-party payor is a time-consuming and costly process that will require the build-out of a sufficient staff and could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. Because none of our product candidates have been approved for marketing, we can provide you no assurances at this time regarding their cost-effectiveness and the amount, if any, or method of reimbursement. There may be significant delays in obtaining reimbursement coverage for newly approved product candidates and we may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payor determines that a product is eligible for reimbursement, coverage may be more limited than the purposes for which the product candidate is approved by the FDA or foreign regulatory agencies. Increasingly, third-party payors who reimburse healthcare costs, such as government and private payors, are requiring that companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. Moreover, eligibility for coverage does not mean that any product candidate will be reimbursed at a rate that allows us to make a profit in all cases, or at a rate that covers our costs, including research, development, manufacturing, sale and distribution. In non-U.S. jurisdictions, we must obtain separate reimbursement approvals and comply with related foreign legal and regulatory requirements. In some countries, including those in the European

Union, our product candidates may be subject to government price controls. Pricing negotiations with governmental authorities can take a considerable amount of time after the receipt of marketing approval for a product candidate. If the reimbursement we are able to obtain for any product candidate we develop is inadequate in light of our development and other costs or is significantly delayed, our business could be materially harmed.

Product liability claims may damage our reputation and, if insurance proves inadequate, these claims may harm our business.

We may be exposed to the risk of product liability claims that is inherent in the biopharmaceutical industry. A product liability claim may damage our reputation by raising questions about our product candidate’s safety and efficacy and could limit our ability to sell one or more product candidates, if approved, by preventing or interfering with commercialization of our product candidates. In addition, product liability insurance for the biopharmaceutical industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to obtain and maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our product candidates progresses, or that future claims against us will be covered by our product liability insurance. Although we currently have product liability insurance coverage for our clinical trials, our insurance coverage may not reimburse us or may be insufficient to reimburse us for any or all expenses or losses we may suffer. A successful claim against us with respect to uninsured liabilities or in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Offering

An active, liquid and orderly trading market for our common stock may not develop.

Prior to this offering, there has been no public market for shares of our common stock. We and the representative of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	results from our clinical trial programs, including our ongoing Phase 3 clinical trials for OMS103HP, our planned Phase 1/Phase 2 clinical trial for OMS302, and our ongoing Phase 1 clinical trial for OMS201;

•	FDA or international regulatory actions, including failure to receive regulatory approval for any of our product candidates;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	quarterly variations in our results of operations or those of our competitors;

•	our ability to develop and market new and enhanced product candidates on a timely basis;

•	announcements by us or our competitors of acquisitions, regulatory approvals, clinical milestones, new products, significant contracts, commercial relationships or capital commitments;

•	third-party coverage and reimbursement policies;

•	additions or departures of key personnel;

•	commencement of, or our involvement in, litigation;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	changes in earnings estimates or recommendations by securities analysts;

•	any major change in our board or management;

•	general economic conditions and slow or negative growth of our markets; and

•	political instability, natural disasters, war and/or events of terrorism.

From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals or milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. Also, from time to time, we expect that we will publicly announce the anticipated timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, our stock price may decline and the commercialization of our product and product candidates may be delayed.

In addition, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of publicly traded companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $      in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $      per share (the mid-point of the range set forth on the cover page of this prospectus). In addition, investors who purchase shares in this offering will contribute approximately     % of the total amount of equity capital raised through the date of this offering, but will only own approximately     % of the outstanding share capital and approximately     % of the voting rights. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Future sales of shares by existing shareholders could cause our stock price to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of December 31, 2007, upon completion of this offering, we will have outstanding a total of           shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only the shares of common stock sold in this offering by us will be freely tradable, without restriction, in the public market. The representative of the underwriters may, in its sole discretion, release our officers, directors and other current shareholders from these contractual lock-up agreements prior to the expiration of these agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended for up to an

additional 34 days under certain circumstances. After the lock-up agreements expire, up to an additional           shares of common stock issuable upon conversion of outstanding shares of our convertible preferred stock will be eligible for sale in the public market,           of which shares of common stock are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition,           shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Anti-takeover provisions in our charter documents and under Washington law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and prevent attempts by our shareholders to replace or remove our current management.

Provisions in our articles of incorporation and bylaws and under Washington law may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on shareholder actions by less than unanimous written consent, restrictions on the ability of shareholders to fill board vacancies and the ability of our board of directors to issue preferred stock without shareholder approval. In addition, because we are incorporated in Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which, among other things, restricts the ability of shareholders owning ten percent or more of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer may be considered beneficial by some shareholders. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We have broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

We have never declared or paid dividends on our capital stock, and we do not anticipate paying dividends in the foreseeable future.

Our business requires significant funding, and we have not generated any material revenue. We currently plan to invest all available funds and future earnings, if any, in the development and growth of our business. Therefore, we currently do not anticipate paying any cash dividends on our common stock in the foreseeable future. As a result, a rise in the market price of our common stock, which is uncertain and unpredictable, will be your sole source of potential gain in the foreseeable future, and you should not rely on an investment in our common stock for dividend income.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Forward-looking statements in the prospectus include statements about:

•	our ability to complete the Phase 3 clinical trials of OMS103HP in patients undergoing ACL reconstruction surgery in the first half of 2009 and our ability to submit a related NDA to the FDA during the second half of 2009;

•	our ability to complete the first Phase 3 clinical trial of OMS103HP in patients undergoing arthroscopic meniscectomy surgery in the first half of 2009 and our ability to begin the second Phase 3 clinical trial later in 2009;

•	our ability to market OMS103HP by 2010;

•	our ability to initiate a Phase 1/Phase 2 clinical trial of OMS302 in patients undergoing cataract surgery during the first half of 2008;

•	our ability to complete the Phase 1 clinical trial of OMS201 in patients undergoing ureteroscopic removal or ureteral or renal stones in the second half of 2008;

•	our ability to achieve the expected near-term milestones in our pipeline of preclinical development programs and the size of target markets;

•	our expectations regarding the growth in the number of arthroscopic, cataract and uroendoscopic operations, the rates at which each of our PharmacoSurgery product candidates will be reimbursed to the surgical facility for its utilization and to the surgeon for its use, the size of the markets for our PharmacoSurgery product candidates, in particular, the market opportunity for OMS103HP, and the rate and degree of adoption and market penetration of our PharmacoSurgery product candidates;

•	our ability to obtain commercial supplies of our Pharmaco Surgery product candidates, our competition and, if approved, our ability to successfully commercialize our PharmacoSurgery product candidates with a limited, hospital-based marketing and sales force;

•	our expectations regarding the clinical benefits of our PharmacoSurgery product candidates;

•	the extent of protection that our patents provide and our pending patent applications may provide, if patents issue from such applications, to our technologies and programs;

•	our estimate regarding how long our existing cash, cash equivalents and short-term investments, along with the net proceeds from this offering, will be sufficient to fund our anticipated operating expenses and capital expenditures, the factors impacting our future capital expenditures and our expected number of full-time employees by the end of 2008; and

•	our estimates regarding the use of the net proceeds from this offering and our future net losses, revenues, expenses and net operating loss carryforwards and research and development tax credit carryforwards.

You should read this prospectus and the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $      from our sale of shares of common stock in this offering, or approximately $      if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $      per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will allow us to complete our Phase 3 clinical trials and to submit the related NDA(s) for our lead PharmacoSurgery product candidate, OMS103HP. We currently expect to use the net proceeds from this offering as follows:

•	approximately $ to fund the completion of our Phase 3 clinical trials and our submission of the related NDA(s) to the FDA for our lead PharmacoSurgery product candidate, OMS103HP;

•	approximately $ to fund the launch and commercialization of OMS103HP;

•	approximately $ to fund the clinical development of our other PharmacoSurgery product candidates, OMS302 and OMS201, through Phase 2 clinical trials; and

•	the remainder to continue to fund our pipeline of preclinical product development programs focused on inflammation and CNS disorders, and to fund working capital, capital expenditures, potential acquisitions of products or technologies and general corporate purposes.

The expected uses of the net proceeds from this offering represents our current intentions based on our present plans and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received from this offering. The amounts and timing of our actual expenditures will depend on numerous factors including the progress in, and costs of, our clinical trials and other preclinical development programs. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgement of management regarding the application of the net proceeds from the offering. We may find it necessary or advisable to use the net proceeds for other purposes. Pending such uses set forth above, we plan to invest the net proceeds in highly liquid, investment grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain all available funds and future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends, if any, on our common stock will be at the discretion of our board of directors and will depend on, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2007, as follows:

•	on an actual basis;

•	on a pro forma basis reflecting (a) the automatic conversion of all outstanding shares of our convertible preferred stock into 22,327,407 shares of our common stock upon the closing of this offering and (b) the automatic conversion of all outstanding warrants to purchase convertible preferred stock into warrants to purchase 409,643 shares of our common stock upon the closing of this offering, resulting in the reclassification of $1.6 million from preferred stock warrant liability to additional paid-in capital;

•	on a pro forma as adjusted basis to give effect (a) to the issuance and sale by us of shares of common stock in this offering and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) to the issuance of shares of common stock pursuant to the cashless net exercise of warrants that will automatically terminate upon the closing of this offering based on the assumed initial public offering price.

You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of December 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share
	and per share data)

Cash, cash equivalents and short-term investments	$24,082	$24,082	$

Total debt	$1,010	$1,010
Preferred stock warrant liability	1,562	—
Convertible preferred stock, par value $0.01 per share; Authorized shares—26,314,511; issued and outstanding shares—22,327,407 (0 pro forma and pro forma as adjusted)	89,168	—
Shareholders’ deficit:
Common stock, par value $0.01 per share; Authorized shares—40,000,000; issued and outstanding shares—5,648,319 (27,975,726 shares pro forma; shares pro forma as adjusted)	56	280
Additional paid-in capital	3,439	93,945
Accumulated other comprehensive income	(4)	(4)
Deferred stock-based compensation	(12)	(12)
Deficit accumulated during the development stage	(73,420)	(73,420)

Total shareholders’ equity (deficit)	(69,941)	20,789

Total capitalization	$21,799	$21,799	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information set forth in the table above excludes the following shares:

•	5,908,182 shares of common stock issuable upon the exercise of options outstanding at December 31, 2007, at a weighted-average exercise price of $0.66 per share;

•	46,200 shares of common stock issuable upon exercise of options granted from January 1, 2008 to March 31, 2008, at a weighted-average exercise price of $1.38 per share;

•	387,030 shares of common stock issuable upon exercise of warrants outstanding at December 31, 2007, which will automatically terminate upon the closing of this offering if not exercised, at a weighted-average exercise price of $6.25 per share;

•	22,613 shares of common stock issuable upon exercise of warrants outstanding at December 31, 2007, which will not automatically terminate upon the closing of this offering, at a weighted-average exercise price of $4.66 per share; and

•	1,748,800 shares of common stock available for future issuance under our 2008 Equity Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value as of December 31, 2007 was $(70.1) million, or $(12.41) per share of common stock. Our pro forma net tangible book value as of December 31, 2007 was $20.6 million, or $0.74 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2007, after giving effect (a) to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering and (b) to the automatic conversion of all outstanding warrants to purchase convertible preferred stock into warrants to purchase common stock upon the closing of this offering.

After giving effect (a) to our issuance and sale in this offering of          shares of common stock at an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (b) to the issuance of           shares of common stock pursuant to the cashless net exercise of warrants that will automatically terminate upon the closing of this offering based on the assumed initial public offering price, our pro forma net tangible book value as of December 31, 2007 would have been approximately $      , or $      per share of common stock. This represents an immediate increase in pro forma net tangible book value of $      per share to our existing shareholders and an immediate dilution of $      per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per common share at December 31, 2007	$(12.41)
Pro forma increase in net tangible book value per common share attributable to conversion of all outstanding convertible preferred stock	13.15

Pro forma net tangible book value per share as of December 31, 2007	0.74
Pro forma increase in net tangible book value per share attributable to investors participating in this offering
Pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma net tangible book value per share after this offering by $      and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $      per share, the pro forma net tangible book value per share after this offering would be approximately $      per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares in this offering would be approximately $      per share.

The following table sets forth on an as adjusted basis, as of December 31, 2007, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing holders of common stock and by the new investors purchasing shares in this offering, before deducting estimated underwriting discounts and estimated offering expenses payable by us.

Average
	Shares Purchased			Total Consideration				Price Per
	Number	Percent		Amount		Percent		Share

Existing shareholders	27,975,726		%		$90,101,000		%	$3.22
New investors

Total			%	$			%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid by new investors by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our existing shareholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on the number of shares of common stock outstanding at December 31, 2007. The discussion and tables above exclude the following shares:

•	5,908,182 shares of common stock issuable upon the exercise of options outstanding at December 31, 2007, at a weighted-average exercise price of $0.66 per share;

•	46,200 shares of common stock issuable upon the exercise of options granted from January 1, 2008 to March 31, 2008, at a weighted-average exercise price of $1.38 per share;

•	387,030 shares of common stock issuable upon exercise of warrants outstanding at December 31, 2007, which will automatically terminate upon the closing of this offering if not exercised, at a weighted-average exercise price of $6.25 per share;

•	22,613 shares of common stock issuable upon exercise of warrants outstanding at December 31, 2007, which will not automatically terminate upon the closing of this offering, at a weighted-average exercise price of $4.66 per share; and

•	1,748,800 shares of common stock available for future issuance under our 2008 Equity Incentive Plan.

To the extent outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2007, 2006, and 2005, for the period from June 16, 1994 (inception) to December 31, 2007 and the consolidated balance sheet data as of December 31, 2007 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2004, and 2003 and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from our consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. We acquired nura on August 11, 2006, and the results of nura are included in the consolidated financial statements from that date. The pro forma basic and diluted net loss per common share data are computed using the weighted-average number of shares of common stock outstanding, after giving effect to the conversion (using the as if-converted method) of all shares of our convertible preferred stock into common stock.

						Period from
						June 16, 1994
						(inception) to
	Years Ended December 31,					December 31,
	2007	2006	2005	2004	2003	2007
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Grant revenue	$ 1,923	$ 200	$ —	$ —	$ —	$ 2,223
Operating expenses:
Research and development	15,922	9,637	5,803	2,670	2,146	44,384
Acquired in-process research and development	—	10,891	—	—	—	10,891
General and administrative	10,398	3,625	1,904	2,079	2,021	24,638

Total operating expenses	26,320	24,153	7,707	4,749	4,167	79,913

Loss from operations	(24,397)	(23,953)	(7,707)	(4,749)	(4,167)	(77,690)
Investment income	1,582	1,088	333	171	109	4,502
Other income (expense)	(125)	179	8	—	—	62
Interest expense	(151)	(91)	—	—	(1)	(294)

Net loss	$(23,091)	$(22,777)	$(7,366)	$(4,578)	$(4,059)	$73,420

Basic and diluted net loss per common share	$ (5.44)	$ (6.17)	$ (2.12)	$ (1.34)	$ (1.21)

Weighted-average shares used to compute basic and diluted net loss per common share	4,248,212	3,694,388	3,468,886	3,416,197	3,349,148

Pro forma basic and diluted net loss per common share (unaudited)	$ (0.82)

Pro forma shares used to compute pro forma basic and diluted net loss per common share (unaudited)	27,398,105

	As of December 31,
	2007	2006	2005	2004	2003
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$24,082	$35,885	$12,372	$14,008	$1,238
Working capital	16,526	32,277	10,672	13,664	680
Total assets	27,162	38,432	13,109	14,600	1,826
Total debt	1,010	2,015	—	—	3
Preferred stock warrant liability	1,562	1,037	483	—	—
Convertible preferred stock	89,168	85,742	40,888	35,203	16,842
Deficit accumulated in the development stage	(73,420)	(50,329)	(27,553)	(20,187)	(15,609)
Total shareholders’ deficit	(69,941)	(53,363)	(29,743)	(21,114)	(15,702)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited annual and unaudited interim consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

Background

We are a clinical-stage biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system. Our most clinically advanced product candidates are derived from our proprietary PharmacoSurgerytm platform designed to improve clinical outcomes of patients undergoing arthroscopic, ophthalmological, urological and other surgical and medical procedures. Our PharmacoSurgery platform is based on low-dose combinations of therapeutic agents delivered directly to the surgical site throughout the duration of the procedure to preemptively inhibit inflammation and other problems caused by surgical trauma and to provide clinical benefits both during and after surgery. We currently have three ongoing PharmacoSurgery clinical development programs, the most advanced of which is in Phase 3 clinical trials, and we expect to initiate a fourth clinical program in the first half of 2008. In addition to our PharmacoSurgery platform, we have leveraged our expertise in inflammation and the central nervous system, or CNS, to build a deep and diverse pipeline of preclinical programs targeting large markets. For each of our product candidates and programs, we have retained all manufacturing, marketing and distribution rights.

OMS103HP, our lead PharmacoSurgery product candidate, is in two Phase 3 clinical programs. The first program is evaluating OMS103HP’s safety and ability to improve postoperative joint function and reduce pain following arthroscopic anterior cruciate ligament, or ACL, reconstruction surgery. The second program is evaluating OMS103HP’s safety and ability to reduce pain and improve postoperative joint function following arthroscopic meniscectomy surgery. We expect to complete the Phase 3 clinical program for ACL reconstruction surgery in the first half of 2009 and intend to submit, during the second half of 2009, a New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, under the Section 505(b)(2) NDA process. We believe that OMS103HP will, if approved, be the first commercially available drug product for the improvement of function following arthroscopic surgery. We expect to complete our first Phase 3 clinical trial in the first half of 2009, and begin our second Phase 3 clinical trial later in 2009, in patients undergoing meniscectomy surgery.

Our other current PharmacoSurgery product candidates are OMS302, being developed for use during ophthalmological procedures, including cataract and other lens replacement surgery, and OMS201, being developed for use during urological surgery, including uroendoscopic procedures. We expect to begin a Phase 1/Phase 2 clinical trial of OMS302 in patients undergoing cataract surgery during the first half of 2008, and are currently conducting a Phase 1 clinical trial of OMS201 in patients undergoing ureteroscopic removal of ureteral or renal stones. We own and exclusively control a U.S. and international portfolio of issued patents and pending patent applications that we believe protects our PharmacoSurgery platform.

In addition to our PharmacoSurgery platform, we have a deep and diverse pipeline of preclinical product development programs targeting large market opportunities in inflammation and CNS covered by a broad intellectual property portfolio. In our mannan-associated serine protease-2, or MASP-2, program, we are developing proprietary MASP-2 antibody therapies to treat disorders caused by complement-activated inflammation. In our cartilage protective, or Chondroprotective, program, we are developing proprietary combinations of inhibitors of cartilage breakdown and promoters of cartilage synthesis to treat cartilage disorders, such as osteoarthritis and rheumatoid arthritis. Our CNS pipeline includes our Phosphodiesterase 10, or PDE10, program, our G protein-coupled receptors, or GPCR, program and our other CNS programs. In our PDE10 program, we are optimizing proprietary compounds to treat schizophrenia. In our GPCR program, we have discovered what we believe to be previously unknown links between specific molecular targets in the brain and a series of CNS disorders, and are developing compounds to treat several of these disorders. In our other CNS programs, we have discovered what we believe to be additional unknown links between specific molecular targets and CNS disorders, and are developing compounds to treat several of these disorders.

We have incurred significant losses since our inception. As of December 31, 2007, our accumulated deficit was $73.4 million and total shareholders’ deficit was $69.9 million. We recognized net losses of $23.1 million, $22.8 million, and $7.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. These losses have resulted principally from expenses incurred in connection with research and development activities, consisting primarily of preclinical studies, manufacturing services, and clinical trials associated with our current product candidates. We expect our net losses to increase as we continue to advance our clinical trials, expand our research and development efforts, and add personnel as well as laboratory and office space for our anticipated growth. We plan to increase the total number of our full-time employees from 64 as of March 31, 2008 to approximately 70 to 80 by the end of 2008.

Revenue

We have recognized $2.2 million of revenue from inception through December 31, 2007, consisting of grant funding from third parties. Other than grant funding, we do not expect to receive any revenue from our product candidates until we receive regulatory approval and commercialize the products or until we potentially enter into collaborative agreements with third parties for the development and commercialization of our product candidates. We continue to pursue government and private grant funding for our product candidates and research programs. If our development efforts for any of our product candidates result in clinical success and regulatory approval or collaboration agreements with third parties, we could generate revenue from those product candidates.

Research and Development Expenses

The majority of our operating expenses to date have been for research and development activities. Research and development expenses consist of costs associated with research activities, as well as costs associated with our product development efforts, which include clinical trials and third party manufacturing services. Internal research and development costs are recognized as incurred. Third-party research and development costs are expensed at the earlier of when the contracted work has been performed or as upfront and milestone payments are made. Research and development expenses include:

•	employee and consultant-related expenses, which include salaries and benefits;

•	external research and development expenses incurred pursuant to agreements with third-party manufacturing organizations, contract research organizations and clinical trial sites;

•	facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and depreciation of leasehold improvements and equipment; and

•	third-party supplier expenses including laboratory and other supplies.

At any time, we have many ongoing research and development projects. Our internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. Through our clinical development programs, we are advancing our product candidates in parallel for multiple therapeutic indications and, through our preclinical development programs, we are seeking to develop potential product candidates for additional disease indications. Due to the number of ongoing projects and our ability to utilize resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis. In addition, we believe that allocating costs on the basis of time incurred by our employees does not reflect the actual costs of a project.

Research and development expenses since inception to December 31, 2007 were $44.4 million. Our research and development expenses can be divided into research and preclinical development activities and clinical development and regulatory activities. The following table illustrates our expenses associated with these activities:

	Years Ended December 31,
	2007	2006	2005
		(In thousands)

Clinical Research and Development
Salaries, benefits, and related costs	$2,944	$1,849	$1,106
Clinical trials	3,630	2,116	1,441
Manufacturing services, consulting, laboratory supplies, and other costs	1,943	825	514
Other costs	633	152	182
Stock-based compensation	280	181	—

Total Clinical Research and Development Expenses	9,430	5,123	3,243
Preclinical Research and Development
Salaries, benefits, and related costs	2,315	1,848	1,191
Research and preclinical studies, consulting, laboratory supplies, and other costs	2,566	1,604	979
Other costs	1,412	934	390
Stock-based compensation	199	128	—

Total Preclinical Research and Development Expenses	6,492	4,514	2,560

Total Research and Development Expenses	$15,922	$9,637	$5,803

Research and preclinical development costs consist of our research activities, preclinical studies, and related personnel costs, laboratory supplies and other costs such as rent, utilities and depreciation, and stock-based compensation. Clinical development and regulatory costs consist of clinical trials, manufacturing services, and related personnel costs, and other costs such as rent, utilities and depreciation, and stock-based compensation.

At this time, due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. While we are currently focused on advancing each of our product development programs, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical trials and preclinical product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expense to increase and, in turn, have a material adverse effect on our operations. We do not expect any of our current product candidates to be commercially available before 2010, if at all.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive, legal, finance, accounting, information technology and human resource functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent costs and professional fees for legal, consulting and audit services.

Investment Income

Investment income consists of interest earned on our cash, cash equivalents, and short-term investments.

Other Income (Expense)

Other income (expense) consists primarily of rental income received under subleases for use of a portion of our vivarium and laboratory facility and changes in the fair value of our preferred stock warrant liability.

Income Taxes

As of December 31, 2007, we had federal net operating loss carryforwards and research and development tax credit carryforwards of approximately $53.3 million and $1.6 million, respectively. Our net operating loss and research and development tax credit carryforwards will expire between 2009 and 2026 unless utilized prior to such dates. Our ability to utilize our net operating loss and tax credit carryforwards may be limited in the event a change in ownership, as defined in Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, has occurred or may occur in the future. In each period since our inception, we have recorded a 100% valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As a result, we have not recorded any federal tax benefit in our statement of operations.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities at the date of the financial statements, as well as reported revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances. An accounting policy is considered critical if it is important to a company’s financial condition and results of operations, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. Although we believe that our judgments and estimates are appropriate, actual results may differ from our estimates.

We believe the following to be our critical accounting policies because they are both important to the portrayal of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

•	revenue recognition;

•	research and development expenses, primarily clinical trial expenses;

•	stock-based compensation; and

•	preferred stock warrant liability.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected.

Revenue Recognition

Our revenue since inception relates to grant funding from third parties. We recognize grant funding as revenue when the related qualified research and development expenses are incurred up to the limit of the approved funding amounts.

Revenue arrangements are accounted for in accordance with the provisions of Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition, and Emerging Issues Task Force, or EITF, No. 00-21, Revenue Arrangements with Multiple Deliverables. A variety of factors are considered in determining the appropriate method of revenue recognition under these arrangements, such as whether the various elements can be considered separate units of accounting, whether there is objective and reliable evidence of fair value for these elements and whether there is a separate earnings process associated with a particular element of an agreement.

Research and Development

Research and development expenses are comprised primarily of employee and consultant-related expenses, which include salaries and benefits; external research and development expenses incurred pursuant to agreements with third-party manufacturing organizations, contract research organizations and clinical trial sites; facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and depreciation of leasehold improvements and equipment; and third-party supplier expenses including laboratory and other supplies. Clinical trial expenses for investigational sites require certain estimates. We estimate these costs based on a cost per patient which varies depending on the site of the clinical trial. As actual costs become known to us, we adjust our accrual; these changes in estimates may result in understated or overstated

expenses at a given point in time. To date, our estimates have not differed significantly from actual costs. Internal research and development expenses are expensed as incurred. Third-party research and development expenses are expensed at the earlier of when the contracted work has been performed or as upfront and milestone payments are made.

Stock-Based Compensation

Prior to January 1, 2006, we adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, and applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees , and related interpretations in accounting for stock options. Accordingly, through December 31, 2005, employee stock-based compensation expense was recognized based on the intrinsic value of the option at the date of grant.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(revised), or SFAS 123R, Share-Based Payment, under the prospective method, which requires that the measurement and recognition of compensation expense for all future share based payments made to employees and directors be based on estimated fair values. We use the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period (generally the vesting period). We estimate the fair value of our share-based awards to employees and directors using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including the expected stock price volatility, the calculation of expected term, and the fair value of the underlying common stock on the date of grant, among other inputs.

The following table summarizes our assumptions used in the Black-Scholes model:

	Years Ended December 31,
	2007	2006	2005

Expected volatility	60%	60%	0%
Expected term (in years)	6.00-6.08	5.00-6.08	5.00
Risk-free interest rate	3.78% - 4.78%	4.57% - 5.04%	4.58%
Expected dividend yield	0%	0%	0%

Expected Volatility.  The expected volatility rate used to value stock option grants is based on historical volatilities of a peer group of similar pharmaceutical and biotechnology companies whose share prices are publicly available. The peer group includes companies in the industry in similar stages of development as are we. Stock options granted during 2005, were valued utilizing the minimum value method whereby the expected volatility is not a factor.

Expected Term.  We elected to utilize the “simplified” method for “plain vanilla” options as provided for in SAB No. 107 to value stock option grants made during 2007 and 2006. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option. For stock options granted during 2005, we estimated the expected term of stock options based on the expected term of options granted by a peer group of similar companies.

Risk-free Interest Rate.  The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of our stock option grants.

Expected Dividend Yield.  We used an expected dividend yield of zero because we have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. We estimate forfeitures based on our historical experience; separate groups of employees that have similar historical forfeiture behavior are considered separately for expense recognition. Prior to the adoption of SFAS 123R, we accounted for forfeitures as they occurred.

Common Stock Fair Value.  Due to the absence of an active market for our common stock, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our board of directors, with assistance of our management, in good faith based on a number of objective and subjective factors including;

•	the prices of our convertible preferred stock sold to outside investors in arms-length transactions, and the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock including the liquidation preference of our preferred stock;

•	our results of operations, financial position, and the status of our research and product development efforts, including continued enrollment in our Phase 3 clinical trials evaluating OMS103HP’s safety and ability to improve postoperative joint function and reduce pain following ACL reconstruction surgery;

•	our stage of development and business strategy;

•	the composition of and changes to our management team;

•	the market value of a comparison group of publicly traded pharmaceutical and biotechnology companies that are in a similar stage of development to us;

•	the lack of liquidity of our common stock as a private company;

•	contemporaneous valuations performed by an unrelated valuation specialist prepared in accordance with methodologies not outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation; and

•	the likelihood of achieving a liquidity event for the shares of our common stock and underlying stock options, such as an initial public offering, or IPO, given prevailing market conditions.

Based on these factors, our board of directors granted options at exercises prices that increased from $0.50 per share in 2006 up to $6.32 per share in 2008.

In connection with the preparation of the financial statements necessary for a planned registration of shares with the SEC, we reassessed the estimated fair value of our common stock for financial reporting purposes in light of the potential completion of this offering as of December 31, 2006 and March 31, June 30, September 30 and December 31, 2007, by performing valuation analyses as of each of these dates. There are significant judgments and estimates inherent in the determination of fair values under SFAS 123R. We used these fair value estimates derived from the valuations to determine the SFAS 123R stock compensation expense recorded in our financial statements.

These valuations were prepared using a methodology that first estimated the fair value of the company as a whole, or enterprise value, and then allocated a portion of the enterprise value to our common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuation methodology utilized in the 2006 reassessment of fair value relied primarily on the “market approach” to estimate enterprise value giving consideration to the total financing amount received by us, the implied enterprise value of the company based on the convertible preferred stock transactions and market-based industry initial public offering valuations. The “income approach” was considered as a secondary concurring approach and involved projecting future cash flows and discounting them to present value.

Our enterprise value was allocated to our different classes of equity using the option pricing method. The option pricing method involves making certain other assumptions regarding the anticipated timing of a potential liquidity event, the expected volatility of our equity securities and effects of rights of our convertible preferred stock relative to those of our common stock. These rights include anti-dilution protection and liquidation preferences, dividend rights, and voting rights that have a priority to our common stock.

The valuation methodology utilized in the 2007 estimates of fair value also relied primarily on the “market approach” to estimate enterprise value and then allocated the enterprise value to our different classes of equity using the probability-weighted expected return, or PWER, method whereby the value of our common stock was estimated based on an analysis of future values for the equity assuming various future outcomes including liquidity events. Our 2007 estimated share values are based on the probability-weighted present value of expected investment returns, considering each of the possible future outcomes available to us. In our situation, the future outcomes included three alternatives: (1) we complete an IPO at the high end of the range for recent IPO transactions for comparable companies, (2) we complete an IPO at the low end of the range for recent IPO transactions for comparable companies, and (3) we have an event in which no liquidity is available for common shareholders. For the first two alternatives, collectively the “IPO scenario,” the estimated future and present values of our common stock were based on a survey of companies of similar size and value that had completed IPO’s, and calculated using assumptions including: the expected pre-money or sale valuations based on the market approach, the expected dates of the future expected IPO or sale, and an appropriate risk-adjusted discount rate. For the scenario where we have an event in which no liquidity is available for common shareholders, the estimated value of our common stock was calculated using the cumulative liquidation preferences of the outstanding convertible preferred stock. The present value calculated for our common stock under each scenario was probability-weighted based on our estimate of the relative probability occurrence of each scenario.

Finally, the estimated fair value of our common stock was reduced by a discount for lack of marketability. The discount for lack of marketability was analyzed in light of the restrictive factors associated with privately held common stock. For our determination of an appropriate discount for lack of marketability, we used a Longstaff Regression Analysis and a put-option model that considers variables such as time to liquidity, volatility, and the risk-free rate. Based on these analyses and consideration of restrictions, we applied discounts for lack of marketability that declined from 20% in the March 2007 valuation, to 10% in the December 2007 valuation, as the time to an expected liquidity event decreased.

Summary of Stock Option Grants.  Based on the valuations we performed for financial statement purposes, we determined that the stock options we granted in 2008, 2007 and 2006 had exercise prices less than the estimated fair values of the common stock at the dates of grant. The following table compares the originally determined fair value and reassessed fair value:

			Estimated
	Number of		Fair Value of
	Shares		Common
	Subject to	Exercise	Stock per	Intrinsic
	Options	Price per	Share at	Value per Share
Grant Date	Granted	Share	Date of Grant	at Date of Grant

July 2006	23,000	$0.50	$0.89	$0.39
September 2006	28,000	0.50	0.89	0.39
December 2006	4,274,853	0.50	0.89	0.39
March 2007	308,500	1.00	1.05	0.05
May 2007	350,000	1.00	3.63	2.63
October 2007	275,733	1.25	6.23	4.98
December 2007	522,500	1.25	6.32	5.07
January 2008	45,000	1.25	6.32	5.07

For purposes of determining stock-based compensation expense, stock options granted in 2006 were valued based on the estimated fair value as of December 31, 2006 and stock options granted in March 2007 and May 2007 were valued based on the estimated fair values determined as of March 31, 2007 and June 30, 2007, respectively. There were no stock options granted during the three months ended September 30, 2007. Stock options granted in October 2007 were valued based on the estimated fair value determined as of September 30, 2007 and stock options granted in December 2007 and January 2008 were valued based on the estimated fair value determined as of December 31, 2007.

The estimated per share fair value of our common stock from December 31, 2006 to March 31, 2007 increased from $0.89 to $1.05. The change in estimated fair value primarily reflects operational factors such as continued advancement in our research and development programs, including additional patient enrollment in our Phase 3 clinical trials evaluating OMS103HP’s safety and ability to improve postoperative joint function and reduce pain following ACL reconstruction surgery, or our Phase 3 ACL study. Also, as of March 31, 2007, based on an analysis of the percentage of biotechnology and pharmaceutical companies that had received a round of late-stage venture financing and that had completed an IPO, and because we had made no material progress toward an IPO, we determined that there was a 20% probability of an IPO scenario, divided equally among the low and high IPO scenarios, and an 80% probability of an event in which no liquidity is available to common shareholders. We also applied a 20% discount for lack of marketability.

The estimated per share fair value of our common stock from March 31, 2007 to June 30, 2007 increased from $1.05 to $3.63. The change in estimated fair value reflects the following:

•	continued advancement in our development programs, including additional patient enrollment in our Phase 3 ACL study and advancement of additional product candidates through preclinical development;

•	expanded activities in preparation for an IPO; and

•	progress towards an IPO.

Because of advancement in our development programs and our progress toward an IPO, we determined that there was a 60% probability of an IPO scenario, divided equally between the low and high IPO scenarios, and a 40% probability of an event in which no liquidity is available to common shareholders. We also applied a 15% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from June 30, 2007 to September 30, 2007 increased from $3.63 to $6.23. The change in estimated fair value reflects the following:

•	positive efficacy data in a preclinical study evaluating OMS302, our PharmacoSurgery product candidate for use during ophthalmological surgery, and its components in a primate model of lens replacement surgery;

•	filing of an IND for OMS201, our PharmacoSurgery product candidate being developed for use during urological surgery;

•	continued advancement in our development programs, including additional patient enrollment in our Phase 3 ACL study; and

•	continued progress toward an IPO.

Because of advancement in our development programs and our progress toward an IPO, we determined that there was an 85% probability of an IPO scenario (50% probability of a high IPO scenario and 35% probability of a low IPO scenario) and a 15% probability of an event in which no liquidity is available to common shareholders. We applied a 10% discount for lack of marketability based on a reduction in the amount of time to an expected liquidity event.

The estimated per share fair value of our common stock from September 30, 2007 to December 31, 2007 increased from $6.23 to $6.32. The change in estimated fair value reflects the following:

•	initiation of sites for the Phase 3 clinical trial of OMS103HP evaluating the safety and efficacy of the product candidate in patients undergoing meniscectomy surgery;

•	initiation of sites for the OMS201 Phase 1 clinical trial; and

•	continued progress toward an IPO together with an extension in the estimated completion date of the IPO compared to our estimate at September 30, 2007.

Because of advancement in our development programs and our additional progress toward an IPO, we determined that there was a 90% probability of an IPO scenario, divided equally among the low and high IPO scenarios, and a 10% probability of an event in which no liquidity is available to common shareholders. We applied a 10% discount for lack of marketability based on the expected time to a liquidity event.

Stock Options and Note Receivable from Related Party.  In conjunction with the exercise of certain stock options by Gregory A. Demopulos, M.D., our president, chief executive officer, chief medical officer and chairman of the board of directors, we received promissory notes from Dr. Demopulos totaling $239,000. The promissory notes accrue interest at rates ranging from 3% to 6.25% and are secured by pledges of the underlying common stock. Based on the terms of the notes, the notes are treated as stock options and are subject to variable accounting whereby changes in the estimated fair value of the underlying option is reported as an increase or decrease, as applicable, in stock-based compensation expense (credit) until such time that the notes are repaid. Stock-based compensation expense (credit) related to these notes and common stock was $5.0 million, $361,000 and $(534,000) for the years ended December 31, 2007, 2006 and 2005, respectively. The notes and accrued interest were repaid in full in December 2007.

Stock-Based Compensation Summary.  Stock-based compensation expense includes variable awards, amortization of deferred stock compensation, and awards accounted for under SFAS 123R and have been reported in our consolidated statements of operations as follows:

	Years Ended December 31,
	2007	2006	2005
	(in thousands)

Research and development	$482	$309	$—
General and administrative	5,574	1,130	(507)

Total	$6,056	$1,439	$(507)

A total of up to $4.4 million will be recognized as compensation expense for the unvested 2,824,165 options outstanding as of December 31, 2007. This expense will be recognized over a weighted-average period of 3.3 years. This excludes non-employee options and variable awards.

Preferred Stock Warrant Liability

We adopted the provisions of Financial Accounting Standards Board, or FASB, Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5, on July 1, 2005. In accordance with FSP 150-5, we estimated the fair value of all outstanding convertible preferred stock warrants at July 1, 2005 and reclassified this amount from equity to a liability. The warrant obligation is adjusted to fair value at the end of each reporting period. Such fair values were estimated using the Black-Scholes option-pricing model and an estimated term equal to each warrant’s contractual life. We will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of this offering, at which time the liability will be reclassified to shareholders’ equity (deficit).

Results of Operations

Effect of nura, inc. Acquisition

Our August 2006 acquisition of nura, inc., or nura, a private biotechnology company, which expanded and diversified our CNS pipeline and strengthened our discovery research capabilities, caused a significant change in our business and results of operations. The acquisition of nura was accounted for as an asset purchase and the results of nura have been included in our results of operations since August 11, 2006. The inclusion of nura for a portion of 2006 impacts the comparability of our 2007 and 2006 financial information with the financial information for previous periods.

We acquired nura through the issuance of 3.4 million shares of Series E convertible preferred stock and 36,246 shares of common stock, and the assumption of a $2.4 million promissory note, for a total purchase price value of $14.4 million. Since nura was a development-stage company, the acquisition was treated as an asset purchase in accordance with EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Of the aggregate purchase price of $14.4 million, $3.2 million was allocated to the net tangible assets acquired based on the estimated fair values at the acquisition date, $310,000 was allocated to intangible assets and $10.9 million was allocated to in-process research and development as the acquired research projects had not reached technological feasibility and had no alternative use at the acquisition date. We believe that the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions given available facts and circumstances at the acquisition date.

nura’s research and development activities were early stage and none of its product candidates had yet entered clinical studies. Based on a review of the acquired research and development technology, management believed that the economic benefit associated with the acquisition of nura related to only one of the preclinical product candidates, PDE10. PDE10 product candidates were at the time being developed by other life science companies, indicating potential to commercialize the acquired technology.

The acquired in-process research and development was valued at $10.9 million and recorded as an operating expense in 2006. The value was determined using the income approach whereby estimated future net cash flows of the PDE10 program from 2007 to 2026 were discounted to present value using a risk-adjusted discount rate of 40%.

As a preclinical product candidate, our ability to successfully commercialize PDE10 is highly uncertain. It is expected to take a number of years to conduct the necessary preclinical and clinical studies to file for product approval with the FDA and there is no assurance that such studies will be successful. Our development effort for PDE10 is currently supported by funds from the Stanley Medical Research Institute, a non-profit institution that supports research on the causes and treatment of schizophrenia and bipolar disorder. We continue to evaluate our options with respect to PDE 10, including partnering with a third-party to offset future development costs.

Selected nura financial information for the period January 1, 2006 to August 11, 2006, the date of the acquisition, and the year ended December 31, 2005 is as follows:

	Period from
	January 1,
	2006	Year Ended
	to August 11,	December 31,
	2006	2005
	(in thousands)

Grant revenue	$200	$—
Research and development expenses	2,394	4,612
General and administrative expenses	957	1,517
Net loss	3,219	5,787

Comparison of Years Ended December 31, 2007 and December 31, 2006

Revenue.  Revenue was $1.9 million in 2007 compared with $200,000 in 2006. Revenue in 2007 and 2006 represents grant funding from third parties related to our PDE10, GPCR, MASP-2 and other CNS programs. The increase was due to research activities related to new grants and advancement of research in these programs during 2007 compared to 2006.

Research and Development Expenses.  Research and development expenses were $15.9 million in 2007 compared with $9.6 million in 2006. The increase was due primarily to additional personnel, which included 13 staff from our acquisition of nura in August 2006, additional facility and research costs subsequent to the nura acquisition, increased clinical trial and manufacturing service costs associated with our Phase 3 clinical trial program for our lead product candidate, OMS103HP, and increased preclinical research study costs associated with advancing additional product candidates, OMS302 and OMS201, toward IND submissions. We expect research and development expenses to increase in the future due to an increased number of product candidates in preclinical studies and clinical trials, as well as the related expansion of our research and development staff.

Acquired In-Process Research and Development.  Acquired in-process research and development of $10.9 million for the year ended December 31, 2006 resulted from our acquisition of nura in August 2006.

General and Administrative Expenses.  General and administrative expenses were $10.4 million, including $5.6 million in stock-based compensation expense, in 2007 compared with $3.6 million, including $1.1 million in stock-based compensation expense, in 2006. The

$5.6 million in stock-based compensation in 2007 relates primarily to related-party notes receivable that were treated as variable option awards through their repayment in December 2007. An increase in the fair value of our common stock during the period resulted in this expense. Excluding stock-based compensation expense, the increase in general and administrative expenses primarily reflects personnel, consulting, and professional services costs in preparation of an IPO, and higher patent legal costs as we continue to broaden our intellectual property portfolio. We expect our general and administrative expenses to increase in the future as we add additional employees and office space to support our anticipated growth.

Investment Income.  Investment income was $1.6 million in 2007 compared with $1.1 million in 2006. The increase is due to interest earned on higher cash balances resulting from net proceeds of $3.2 million and $34.2 million received from sales of Series E convertible preferred stock in 2007 and 2006, respectively.

Interest expense.  Interest expense was $151,000 in 2007 compared with $91,000 in 2006. We assumed a note payable of $2.4 million in connection with our acquisition of nura in August 2006. This note bears interest at the lender’s prime rate, which was 9.69% at December 31, 2007.

Other income (expense).  Other (expense) was ($125,000) in 2007 compared with other income of $179,000 in 2006. The increase in expense is due to the revaluation of the fair value of warrants in accordance with FAS 150-5 in the amount of $503,000 offset by sublease income from laboratory space in 2007 compared with 2006.

Comparison of Years Ended December 31, 2006 and December 31, 2005

Revenue.  We recorded $200,000 of revenue in 2006 and $0 revenue in 2005. Revenue in 2006 represents grant funding from a third party.

Research and Development Expenses.  Research and development expenses were $9.6 million in 2006 compared with $5.8 million in 2005. The increase was due primarily to additional personnel, including 13 staff from our acquisition of nura in August 2006, additional facility and research costs subsequent to the nura acquisition, increased clinical trial costs related to our lead product candidate, OMS103HP, and increased research and development studies and manufacturing service costs associated with OMS302 and OMS201.

Acquired In-Process Research and Development.  Acquired in-process research and development of $10.9 million in 2006 resulted from our acquisition of nura in August 2006.

General and Administrative Expenses.  General and administrative expenses were $3.6 million in 2006 compared with $1.9 million in 2005. The increase was due primarily to higher personnel and consulting costs, and an increase in stock-based compensation expense. Stock-based compensation expense was $1.1 million in 2006 and a credit of $506,000 in 2005. The credit in 2005 was related to a reduction in the fair value of our common stock.

Investment Income.  Investment income was $1.1 million in 2006 compared with $333,000 in 2005. The increase is due to a higher average cash balance in 2006 resulting from net proceeds of $34.2 million from the sale of Series E convertible preferred stock during 2006.

Interest expense.  Interest expense was $91,000 in 2006 compared with $0 in 2005. In connection with our acquisition of nura in August 2006, we assumed a note payable of $2.4 million. nura’s results for periods prior to the acquisition are not included in our results.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through private placements of equity securities. Through December 31, 2007, we received net proceeds of $76.4 million from the sale of shares of our convertible preferred stock as follows:

•	in 1994, we issued and sold a total of 875,000 shares of Series A convertible preferred stock for aggregate net proceeds of $868,000;

•	in 1998, we issued and sold a total of 2,663,244 shares of Series B convertible preferred stock for aggregate net proceeds of $4.4 million;

•	in 2000, we issued and sold a total of 2,825,291 shares of Series C convertible preferred stock for aggregate net proceeds of $7.2 million;

•	in 2002, we issued and sold a total of 972,580 shares of Series D convertible preferred stock for aggregate net proceeds of $3.7 million; and

•	from 2004 to 2007, we issued and sold a total of 12,655,208 shares of Series E convertible preferred stock for aggregate net proceeds of $60.0 million.

As of December 31, 2007, we had $24.1 million in cash, cash equivalents and short-term investments, consisting of $5.9 million in cash and cash equivalents and $18.2 million in short-term investments. Our cash, cash equivalents and short-term investment balances are held in a variety of interest-bearing instruments, including mortgage-backed securities issued by or fully collateralized by U.S. government or U.S. government-sponsored entities, high credit rating corporate borrowers and money market accounts. Cash in excess of immediate requirements is invested in accordance with established guidelines to preserve principal and maintain liquidity.

Net cash used in operating activities of $14.3 million in 2007 was primarily due to the net loss for the period of $23.1 million, offset in part by $6.1 million of non-cash stock-based compensation expense and a $3.2 million increase in accounts payable and accrued expenses which was a result of activities from our clinical studies, manufacturing of clinical supplies and costs related to the proposed IPO. Net cash used in operating activities was $10.2 million and $6.6 million in 2006 and 2005, respectively. Net cash used in each of these periods was primarily a result of the net loss for these periods excluding non-cash expenses.

Net cash used in investing activities was $6.1 million in 2007 and $579,000 in 2006, and net cash provided by investing activities was $1.2 million in the year ended December 31, 2005. Investing activities consist primarily of purchases and sales of marketable securities, and property and equipment purchases. Purchases of property and equipment were $534,000, $166,000, and $278,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

Net cash provided by financing activities was $2.9 million, $33.9 million, and $5.4 million in the years ended December 31, 2007, 2006 and 2005, respectively. Net proceeds from these financing activities were primarily related to the sale of our convertible preferred stock.

In connection with our acquisition of nura in August 2006, we assumed a note payable of $2.4 million. At December 31, 2007, the note payable balance was $1.0 million with an interest rate of 9.69%. We pay $96,000 per month for principal and interest on the note and we expect that the note will be fully repaid in November 2008. The lender under this note has a security interest in all of nura’s assets including intellectual property.

We have a funding agreement with The Stanley Medical Research Institute, or SMRI, to develop a proprietary product candidate that inhibits PDE10 for the treatment of schizophrenia. Under the agreement, we may receive grant and equity funding upon achievement of product development milestones through Phase I clinical trials totaling $9.0 million, subject to our mutual agreement with SMRI. As of December 31, 2007, we have received $2.6 million, 50% of which was grant funding and 50% of which was equity funding, under the funding agreement with SMRI.

Funding Requirements

We believe that our existing cash, cash equivalents and short-term investments, along with the net proceeds of this offering, will be sufficient to fund our anticipated operating expenses and capital expenditures for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and to the extent that we may or may not enter into collaborations with third parties to participate in development and commercialization, we are unable to estimate the amounts of increased capital requirements and operating expenditures associated with our currently anticipated clinical trials.

Our future capital requirements will depend on many factors, including:

•	the progress and results of our clinical trials for OMS103HP, OMS302 and OMS201;

•	costs related to manufacturing services;

•	whether the hiring of a number of new employees to support our continued growth during this period will occur at salary levels consistent with our estimates;

•	the scope, rate of progress, results and costs of our preclinical testing, clinical trials and other research and development activities for additional product candidates;

•	the terms and timing of payments of any collaborative or licensing agreements that we may establish;

•	market acceptance of our approved product candidates;

•	the cost, timing and outcomes of the regulatory processes for our product candidates;

•	the costs of commercialization activities, including product manufacturing, marketing, sales and distribution;

•	the number and characteristics of product candidates that we pursue;

•	the cost of establishing clinical and commercial supplies of our product candidates;

•	the cost of preparing, filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions; and

•	our degree of success in commercializing OMS103HP and other product candidates.

We do not anticipate generating revenue from the sale of our product candidates for the next few years. In the absence of additional funding, we expect our continuing operating losses to result in increases in our cash used in operations over the next several years. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We currently do not have any commitments for future external funding. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs, reduce our planned commercialization efforts or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain product candidates that we might otherwise seek to develop or commercialize independently, or enter into corporate collaborations at a later stage of development. In addition, any future equity funding will dilute the ownership of our equity investors.

Contractual Obligations and Commitments

The following table presents a summary of our contractual obligations and commitments as of December 31, 2007.

	Payments Due Within
	1 Year	2-3 Years	4-5 Years	More Than 5 Years	Total
	(in thousands)

Operating leases (1)	$1,357	$2,798	$1,040	$—	$5,195
License maintenance fees	5	10	10	45	70
Notes payable (principal and interest)	1,060	—	—	—	1,060

Total	$2,422	$2,808	$1,050	$45	$6,325

(1)	We are contracted to receive sublease income of $369,000 in 2008. In January 2008, we signed a lease for an additional 3,817 sq. ft. of office space. The annual lease payments for this space are approximately $133,000. The lease has a 43-month base term with separate options to extend for up to an additional 35 months.

Related-Party Transactions

We conduct research using the services of one of our founders. Costs associated with this research are included in research and development. Costs associated with this research totaled $5,000, $41,000, and $41,000 for the years ended December 31, 2007, 2006, and 2005, respectively, and $440,000 for the period from inception (June 16, 1994) through December 31, 2007.

In conjunction with the exercise of certain stock options by Gregory A. Demopulos, M.D., our president, chief executive officer, chief medical officer and chairman of the board of directors, we received promissory notes from Dr. Demopulos totaling $239,000. The promissory notes accrued interest at rates ranging from 3% to 6.25% and were secured by pledges of the underlying common stock. Based on the terms of the notes, the notes were treated as options subject to variable accounting whereby changes in the estimated fair value of the underlying deemed options were reported as increases or decreases, as applicable, in stock-based compensation expense until such time that the notes were repaid. The notes and accrued interest were repaid in full in December 2007.

For a description of additional related-party transactions, see “Certain Relationships and Related-Party Transactions.”

Recent Accounting Pronouncements

We adopted FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, effective January 1, 2007. FIN 48 requires that we recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. No cumulative adjustment to our accumulated deficit was required upon adoption of FIN 48.

As a result of the implementation of FIN 48, we indentified certain adjustments to our research and development tax credit, which was accounted for as a reduction to the deferred tax assets. The amount of the reduction as of December 31, 2007 was $227,000.

We file our income tax return in the United States, which typically provides for a three-year statute of limitations on assessments. However, because of net operating loss carryforwards, substantially all of our tax years remain open to examination by the Internal Revenue Service.

Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. To date, there have been no interest or penalties charged to us in relation to the underpayment of income taxes.

In December 2007, the SEC issued SAB No. 110, Amending and Replacing a Portion of the Staff’s Views About Valuing Share-based Payments to Continue Acceptance, Under Certain Circumstances, of the Simplified Method, or SAB 110. SAB 110 expresses the views of the staff regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS 123R. We do not expect SAB 110 to have a material impact on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require, or permit, assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and we will be required to adopt it effective January 1, 2008, except as it relates to nonfinancial assets and liabilities, for which the effective date is for fiscal years beginning after November 15, 2008. We are currently evaluating the effect that the adoption of SFAS 157 may have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We have not yet decided if we will choose to measure any eligible financial assets and liabilities at fair value.

In June 2007, the FASB ratified EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, or EITF 07-3. The scope of EITF 07-3 is limited to nonrefundable advance payments for goods and services to be used or rendered in future research and development activities. EITF 07-3 provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. We intend to adopt EITF Issue 07-3 effective January 1, 2008. The impact of applying this consensus will depend on the terms of future research and development contractual arrangements entered into on or after December 15, 2007.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is primarily confined to our investment securities and note payable. The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of investments in a variety of securities of high credit quality. As of December 31, 2007, we had cash, cash equivalents and short-term investments of $24.1 million. The securities in our investment portfolio are not leveraged and are classified as available for sale. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have a material negative impact on the realized value of our investment portfolio. We actively monitor changes in interest rates. While our investment portfolio includes mortgage-backed securities, we do not hold sub-prime mortgages. Our investments in mortgage-backed securities are issued by, or fully collateralized by, the U.S. government or U.S. government-sponsored entities.

Our note payable bears interest at the lender’s prime rate. We do not believe that an increase in such rates would have a material negative impact on our interest expense under this note, which is scheduled for repayment in November 2008.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system. Our most clinically advanced product candidates are derived from our proprietary PharmacoSurgerytm platform designed to improve clinical outcomes of patients undergoing arthroscopic, ophthalmological, urological and other surgical and medical procedures. Our PharmacoSurgery platform is based on low-dose combinations of therapeutic agents delivered directly to the surgical site throughout the duration of the procedure to preemptively inhibit inflammation and other problems caused by surgical trauma and to provide clinical benefits both during and after surgery. We currently have three ongoing PharmacoSurgery clinical development programs, the most advanced of which is in Phase 3 clinical trials, and we expect to initiate a fourth clinical program in the first half of 2008. In addition to our PharmacoSurgery platform, we have leveraged our expertise in inflammation and the central nervous system, or CNS, to build a deep and diverse pipeline of preclinical programs targeting large markets. For each of our product candidates and programs, we have retained all manufacturing, marketing and distribution rights.

OMS103HP, our lead PharmacoSurgery product candidate, is in two Phase 3 clinical programs. The first program is evaluating OMS103HP’s safety and ability to improve postoperative joint function and reduce pain following arthroscopic anterior cruciate ligament, or ACL, reconstruction surgery. The second program is evaluating OMS103HP’s safety and ability to reduce pain and improve postoperative joint function following arthroscopic meniscectomy surgery. We expect to complete the Phase 3 clinical program for ACL reconstruction surgery in the first half of 2009 and intend to submit, during the second half of 2009, a New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, under the Section 505(b)(2) NDA process. We believe that OMS103HP will, if approved, be the first commercially available drug product for the improvement of function following arthroscopic surgery. We expect to complete our first Phase 3 clinical trial in the first half of 2009, and begin our second Phase 3 clinical trial later in 2009, in patients undergoing meniscectomy surgery. Our other current PharmacoSurgery product candidates are OMS302, being developed for use during ophthalmological procedures, including cataract and other lens replacement surgery, and OMS201, being developed for use during urological surgery, including uroendoscopic procedures. We expect to begin a Phase 1/Phase 2 clinical trial of OMS302 in patients undergoing cataract surgery during the first half of 2008, and are currently conducting a Phase 1 clinical trial of OMS201 in patients undergoing ureteroscopic removal of ureteral or renal stones.

According to market data from SOR Consulting and Thomson Healthcare, approximately a total of: 4.0 million arthroscopic operations, including 2.6 million knee arthroscopy operations; 2.9 million cataract operations; and 4.3 million uroendoscopic operations were performed in the United States in 2006. We expect the number of these operations to grow as the population and demand for minimally invasive procedures increase and endoscopic technologies improve. Based on reports that we commissioned from The Reimbursement Group, or TRG, a reimbursement consulting firm, we anticipate that each of our current PharmacoSurgery product candidates will be favorably reimbursed both to the surgical facility and to the surgeon. As a result, we estimate that there are large markets for each of our PharmacoSurgery product candidates and believe that OMS103HP alone provides a multi-billion dollar market opportunity. We own and exclusively control a U.S. and international portfolio of issued patents and pending patent applications that we believe protects our PharmacoSurgery platform. Our patent portfolio covers all arthroscopic, ophthalmological, urological, cardiovascular and other types of surgical and medical procedures, and includes both method and composition claims broadly directed to combinations of agents drawn from distinct classes of therapeutic agents delivered to the procedural site intra-operatively, regardless of whether the agents are generic or proprietary. From this intellectual property estate, we are able to develop a series of proprietary follow-on PharmacoSurgery product candidates.

Limitations of Current Treatments

Current standards of care for the management and treatment of surgical trauma are limited in effectiveness. Surgical trauma causes a complex cascade of molecular signaling and biochemical changes, resulting in inflammation, pain, spasm, loss of function and other problems. As a consequence, multiple pharmacologic actions are required to manage the complexity and inherent redundancy of the cascade. Accordingly, we believe that single-agent treatments acting on single targets do not result in optimal therapeutic benefit. Further, current pre-operative treatments are not optimally effective because the administration of standard irrigation solution during the surgical procedure washes out pre-operatively delivered drugs. In addition, current postoperative therapies are not optimally effective because the cascade and resultant inflammation, pain, spasm, loss of function and other problems have already begun and are difficult to reverse and manage after surgical trauma has occurred. Also, drugs that currently are systemically delivered, such as by oral or intravenous administration, to target these problems are frequently associated with adverse side effects.

Advantages of our PharmacoSurgery Platform

In contrast, we generate from our PharmacoSurgery platform proprietary product candidates that are combinations of therapeutic agents designed to act simultaneously at multiple discrete targets to preemptively block the molecular-signaling and biochemical cascade caused by surgical trauma and to provide clinical benefits both during and after surgery. Supplied in pre-dosed, pre-formulated, single-use containers, our PharmacoSurgery product candidates are added to standard surgical irrigation solutions and delivered intra-operatively to the site of tissue trauma throughout the surgical procedure. This results in the delivery of low concentrations of agents with minimal systemic uptake and reduced risk of adverse side effects, and does not require a surgeon to change his or her operating procedure. In addition to ease of use, we believe that the clinical benefits of our product candidates could provide surgeons a competitive marketing advantage and may facilitate third-party payor acceptance, all of which we expect will drive adoption and market penetration. Our current PharmacoSurgery product candidates are specifically comprised of active pharmaceutical ingredients, or APIs, contained in generic drugs already approved by the FDA, with established profiles of safety and pharmacologic activities, and are eligible for submission under the potentially less-costly and time-consuming Section 505(b)(2) NDA process.

Our Preclinical Development Programs

In addition to our PharmacoSurgery platform, we have a deep and diverse pipeline of preclinical product development programs targeting large market opportunities in inflammation and CNS covered by a broad intellectual property portfolio. In our mannan-associated serine protease-2, or MASP-2, program, we are developing proprietary MASP-2 antibody therapies to treat disorders caused by complement-activated inflammation. Our preclinical data suggest that MASP-2 plays a significant role in macular degeneration, ischemia-reperfusion injury associated with myocardial infarction, renal disease and rheumatoid arthritis, and we have generated several fully human, high-affinity, blocking antibodies to MASP-2. In our cartilage protective, or Chondroprotective, program, we are developing proprietary combinations of inhibitors of cartilage breakdown and promoters of cartilage synthesis to treat cartilage disorders, such as osteoarthritis and rheumatoid arthritis.

Our CNS pipeline includes our Phosphodiesterase 10, or PDE10, program, our G protein-coupled receptors, or GPCR, program and our other CNS programs. In our PDE10 program, we are optimizing proprietary compounds to treat schizophrenia. Results from preclinical studies suggest that PDE10 inhibitors may address the limitations of currently used anti-psychotic drugs by avoiding the associated weight gain and improving cognition. Our GPCR program has been built around our scientific expertise in the field of GPCRs. Members of our scientific team were the first to identify and characterize the full family of all 357 GPCRs common to mice and humans, with the exception of those GPCRs linked to smell, taste and pheromone functions. Using our expertise in GPCRs, our 61 proprietary strains of knock-out mice, our in-house battery of behavioral assays and available libraries of compounds, we have discovered what we believe to be previously unknown links between specific molecular targets in the brain and a series of CNS disorders, have filed corresponding patent applications, and are developing compounds to treat several of these disorders. In our other CNS programs, we have discovered what we believe to be additional unknown links between specific molecular targets and a series of CNS disorders. We have filed patent applications directed to our discoveries broadly claiming any agents that act at these molecular targets for use in the treatment of these CNS disorders. Based on promising preclinical data in animal models, we are developing compounds for several of these disorders. We obtained some of the programs in our CNS pipeline in 2006 in connection with our $14.4 million acquisition of nura, inc., or nura, a private biotechnology company.

Our Product Candidates and Preclinical Development Programs

Our clinical product candidates and pipeline of preclinical development programs consist of the following:

Product	Targeted	Development	Expected Near-	Worldwide
Candidate/Program	Procedure/Disease	Status	Term Milestone (1)	Rights

Inflammation
OMS103HP — Arthroscopy	Arthroscopic ACL reconstruction	Phase 3	Complete Phase 3 trials in first half of 2009	Omeros
OMS103HP — Arthroscopy	Arthroscopic meniscectomy	Phase 3	Complete first Phase 3 trial in first half of 2009/begin second later in 2009	Omeros
OMS302 — Ophthalmology	Cataract surgery	Initiating Phase 1/ Phase 2	Begin enrollment in first half of 2008	Omeros
OMS201 — Urology	Ureteroscopy	Phase 1	Complete Phase 1 trial in second half of 2008	Omeros
MASP-2	Macular degeneration, ischemia-reperfusion injury, rheumatoid arthritis	Preclinical	Select clinical candidate in 2008	In-licensed(2)
Chondroprotective	Osteoarthritis, rheumatoid arthritis	Preclinical	Select clinical candidate	Omeros
Central Nervous System
PDE10	Schizophrenia	Preclinical	Select clinical candidate in 2008	Omeros
GPCR	Multiple CNS Disorders	Preclinical	Select clinical candidate(s)	Omeros
Other CNS Programs	Multiple CNS Disorders	Preclinical	Select clinical candidate(s)	Omeros

(1)	Following selection of a clinical candidate, we must conduct additional studies, including in vivo toxicity studies of the clinical candidate. We must submit the results of these studies, together with manufacturing information and analytical results related to the clinical candidate, to the FDA as part of an IND, which must become effective before we may commence clinical trials. Submission of an IND does not always result in the FDA allowing clinical trials to commence. Depending on the nature of information that we must obtain and include in an IND, it may take from 12 to 24 months from selection of the clinical candidate to IND submission, if it occurs at all. All of these expected near-term milestones are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors,” and may not occur in the timelines set forth above or at all.

(2)	We hold worldwide exclusive licenses to rights in connection with MASP-2, the antibodies targeting MASP-2 and the therapeutic applications for those antibodies from the University of Leicester and from its collaborator, Medical Research Council at Oxford University.

Strategy

Our objective is to become a leading biopharmaceutical company, discovering, developing and successfully commercializing a large portfolio of diverse products. The key elements of our strategy are to:

•	Obtain regulatory approval for our PharmacoSurgery product candidates OMS103HP, OMS302 and OMS201. We are conducting Phase 3 clinical trials for OMS103HP and we plan to submit an NDA for OMS103HP in the second half of 2009. In addition, we expect to begin a Phase 1/Phase 2 clinical trial for OMS302 in the first half of 2008 and are in a Phase 1 clinical trial for OMS201. Each of these PharmacoSurgery product candidates are specifically comprised of APIs contained in generic, FDA-approved drugs with established safety and pharmacological profiles, and are delivered to the surgical site in low concentrations with minimal systemic uptake and reduced risk of adverse side effects. All of these product candidates are eligible for submission under the potentially less-costly and time-consuming Section 505(b)(2) NDA process.

•	Maximize commercial opportunity for our PharmacoSurgery product candidates OMS103HP, OMS302 and OMS201. Our PharmacoSurgery product candidates target large surgical markets with significant unmet medical needs. For each of our product candidates, we have retained all manufacturing, marketing and distribution rights and have not entered into any partnerships granting any of these rights to any third party. Our product candidates do not require a surgeon to change his or her operating procedure. In addition to ease of use, we believe that the clinical benefits of our product candidates could provide surgeons a competitive marketing advantage and may facilitate third-party payor acceptance, all of which we expect will drive adoption and market penetration. Because accessing the surgeons who perform the procedures targeted by our PharmacoSurgery product candidates requires a limited, hospital-based marketing and sales force, we believe that we are well positioned to successfully commercialize these product candidates independently or through third-party partnerships.

•	Continue to leverage our business model to mitigate risk by combining our multiple late-stage PharmacoSurgery product candidates with our deep and diverse pipeline of preclinical development programs. Our lead PharmacoSurgery product is in Phase 3 clinical trials for two distinct therapeutic indications, providing two potential paths for commercialization. We are also advancing two additional PharmacoSurgery product candidates into clinical trials, and from our intellectual property estate we are able to develop a series of proprietary follow-on product candidates. Further, all of these current product candidates consist of generic APIs and are eligible for submission under the potentially less-costly and time-consuming Section 505(b)(2) NDA process. We believe that these attributes collectively mitigate the typical risks of late-stage clinical programs. Leveraging our clinical development experience and our expertise in inflammation and the CNS, we have built multiple development programs, including our PharmacoSurgery, MASP-2, Chondroprotective, PDE10, GPCR and other CNS programs, each targeting large markets. By combining our late-stage PharmacoSurgery product candidates with this deep and diverse pipeline of preclinical development programs, we believe that our business model mitigates risk by creating multiple opportunities for commercial success.

•	Further expand our broad patent portfolio. We have made a significant investment in the development of our patent portfolio to protect our technologies and programs, and will continue to do so. We own a total of 21 issued or allowed patents and 32 pending patent applications in the United States, 64 issued or allowed patents and 87 pending patent applications in commercially significant foreign markets, and we also hold worldwide exclusive licenses to two pending United States patent applications, an issued foreign patent and two pending foreign patent applications. Our patent portfolio for our PharmacoSurgery platform is directed to locally delivered compositions and treatment methods using agents selected from broad therapeutic classes such as pain and inflammation inhibitory agents, spasm inhibitory agents, restenosis inhibitory agents, tumor cell adhesion inhibitory agents, mydriatic agents and agents that reduce intraocular pressure. We intend to continue to maintain an aggressive intellectual property strategy in the United States and other commercially significant markets and plan to seek additional patent protection for our existing programs as they advance, for our new inventions and for new products that we develop or acquire.

•	Manage our business with continued efficiency and discipline. We have efficiently utilized our capital and human resources to develop and acquire our product candidates and programs, build a modern research facility and vivarium and create a broad intellectual property portfolio. We operate cross-functionally and are led by an experienced management team with backgrounds in developing and commercializing product candidates. We use rigorous project management techniques to assist us in making disciplined strategic program decisions and to limit the risk profile of our product pipeline. In addition, we plan to continue to seek and access external sources of grant funding to support the development of our pipeline programs. We will continue to evaluate opportunities and, as appropriate, acquire technologies that meet our business objectives. We successfully implemented this strategy with our acquisition of nura in 2006, which expanded and diversified our CNS pipeline and strengthened our discovery research capabilities. In addition, we will also consider strategic partnerships to maximize commercial opportunities for our product candidates.

Inflammation Programs

PharmacoSurgery Platform

OMS103HP — Arthroscopy

Background.  OMS103HP, our lead PharmacoSurgery product candidate, is in two Phase 3 clinical programs. The first program is evaluating OMS103HP’s safety and ability to improve postoperative joint function and reduce pain following ACL reconstruction surgery. The second program is evaluating OMS103HP’s safety and ability to reduce pain and improve postoperative joint function following arthroscopic meniscectomy surgery. We expect to complete the Phase 3 clinical program for ACL reconstruction surgery in the first half of 2009 and intend to submit, during the second half of 2009, an NDA to the FDA under the Section 505(b)(2) NDA process. We expect to complete our first Phase 3 clinical trial in the first half of 2009, and begin our second Phase 3 clinical trial later in 2009, in patients undergoing meniscectomy surgery.

Arthroscopy is a surgical procedure in which a miniature camera lens is inserted into an anatomic joint, such as the knee, through a small incision in the skin. Through similar incisions, surgical instruments are also introduced and manipulated within the joint. During any arthroscopic procedure, an irrigation solution, such as lactated Ringer’s solution or saline solution, is flushed through the joint to distend the joint capsule, allowing better visualization with the arthroscope, and to remove debris resulting from the operation.

One of the major challenges facing orthopedic surgeons in performing arthroscopic procedures is adequately controlling the local inflammatory response to surgical trauma, particularly the pain, swelling, and functional loss. The inflammation associated with arthroscopic surgery, or any other procedure resulting in tissue trauma, is a complex reaction to tissue injury with multiple pathways, mechanisms and pro-inflammatory mediators, such as PGE2, involving three major components:

•	alterations in vascular caliber, or vasodilation, that lead to an increase in blood flow;

•	structural changes in the microvasculature that permit plasma proteins to leave the circulation, or plasma extravasation; and

•	white cell migration from the microcirculation to the site of tissue injury.

The key cellular events involved in these components include the synthesis and release of multiple pro-inflammatory mediators. Consequently, multiple pharmacologic actions are required to manage the complexity and inherent redundancy of the inflammatory cascade.

Added to standard irrigation solutions, OMS103HP is delivered directly to the joint throughout arthroscopy, and is designed to act simultaneously at multiple distinct targets to preemptively block the inflammatory cascade induced by arthroscopic surgery. OMS103HP contains the following three active pharmaceutical ingredients, or APIs, each of which are known to interact with different, discrete molecular targets that are involved in the acute inflammatory and pain response:

•	Ketoprofen, a non-steroidal anti-inflammatory drug, or NSAID, is a non-selective inhibitor of the pro-inflammatory mediators COX-1 and COX-2, with potent anti-inflammatory and analgesic actions that result from inhibiting the synthesis of the pro-inflammatory mediator PGE2, and antagonizing the effects of bradykinin, another inflammatory mediator;

•	Amitriptyline is a compound with analgesic activity that inhibits the pro-inflammatory actions of histamine and serotonin released locally at the site of tissue trauma; and

•	Oxymetazoline is a vasoconstrictor and also activates serotonin receptors, located on a group of nerve fibers called primary afferents, that can inhibit the release of pro-inflammatory mediators such as substance P and calcitonin gene-related peptide, or CGRP.

In combination, these APIs inhibit PGE2 production, decrease inflammation-induced vasodilation and prevent increased vascular permeability, as well as block the release of pro-inflammatory mediators from primary afferent nerve endings, or neurogenic inflammation, at the site of surgical trauma. Using an in vivo joint model of acute inflammation-induced plasma extravasation, preclinical studies showed that the combined activity of all three APIs in OMS103HP produced significant inhibition of plasma extravasation and was more effective than any of the two-API combinations or any single API administered alone, demonstrating that each API contributed to the effect of OMS103HP.

Each of the APIs in OMS103HP are components of generic, FDA-approved drugs that have been marketed in the United States as over-the-counter, or OTC, or prescription drug products for over 15 years and have established and well-characterized safety profiles. Ketoprofen is available as oral OTC and prescription medications, amitriptyline is available as prescription oral and intramuscular medications and oxymetazoline is available as OTC nasal sprays and ophthalmic solutions.

Market Opportunity.  According to SOR Consulting, approximately a total of: 4.0 million arthroscopic operations were performed in the United States in 2006, including 2.6 million knee arthroscopy operations. Based on a report that we commissioned from TRG, we believe that OMS103HP will be favorably reimbursed both to the surgical facility for its utilization and to the surgeon for its administration and delivery. We believe that OMS103HP will, if approved, be the first commercially available drug product for the improvement of function following arthroscopic surgery. Also, use of OMS103HP does not require a surgeon to change his or her operating procedure. In addition to ease of use, we believe that the clinical benefits of OMS103HP could provide surgeons a competitive marketing advantage and may facilitate third-party payor acceptance, all of which we expect will drive adoption and market penetration.

Shortcomings of Current Treatments.  There is no drug product currently approved to improve postoperative function following arthroscopic surgery. There are numerous pre- and postoperative approaches to reduce postoperative pain and inflammation such as systemically or intra-articularly delivered NSAIDS, opioids, local anesthetics and steroids. Current pre-operative treatments are not optimally effective because the administration of standard irrigation solution during the surgical procedure washes out pre-operatively delivered drugs. Intra-articular injections of local anesthetics at the concentrations routinely used, while reducing intra-and immediate postoperative pain, have minimal effect on the local inflammatory cascade. In addition, current postoperative therapies are not optimally effective because the cascade and resultant inflammation, pain, loss of function and other problems have already begun and are difficult to reverse and manage after surgical trauma has occurred. Also, drugs that currently are systemically delivered, such as by oral or intravenous administration, to target these problems are frequently associated with adverse side effects. For example, despite the fact that both COX-1 and COX-2 are drivers of acute inflammation, non-selective COX-1/COX-2 inhibitors are infrequently delivered systemically in the perioperative setting due to risk of increased bleeding associated with COX-1 inhibition.

Advantages of OMS103HP.  We developed OMS103HP to improve postoperative joint function following arthroscopic surgery by reducing postoperative inflammation and pain. We believe that OMS103HP will provide a number of advantages over current treatments, including:

•	If approved, OMS103HP will be the first commercially available drug product for the improvement of function following arthroscopic surgery.

•	OMS103HP will provide additional postoperative clinical benefits, including improved range of motion, reduced pain and earlier return to work.

•	OMS103HP selectively targets multiple and discrete pro-inflammatory mediators and pathways within the inflammatory and pain cascade.

•	By delivering OMS103HP to the joint at the initiation of surgical trauma, the inflammatory and pain cascade will be preemptively inhibited.

•	Intra-operative delivery to the joint creates a constant concentration of OMS103HP, bathing and replenishing the joint with drug throughout the duration of the surgical procedure.

•	Because OMS103HP is delivered locally to, and acts directly at, the site of tissue injury, it can be delivered in low concentration, and will not be subject to the substantial interpatient variability in pharmacokinetics that is associated with systemic delivery.

•	By delivering low-concentration OMS103HP locally and only during the arthroscopic procedure, systemic absorption of the APIs will be minimized or avoided, thereby reducing the risk of adverse side effects.

Development Plan.  We are conducting a Phase 3 clinical program evaluating the efficacy and safety of OMS103HP in patients undergoing arthroscopic ACL reconstruction surgery. The Phase 3 program consists of three multi-center trials, two evaluating efficacy and safety and a third evaluating safety only. Two trials, each evaluating efficacy and safety of OMS103HP, are being conducted in patients receiving grafts from cadavers or their own tissue, respectively. The safety trial includes patients receiving either graft type. Efficacy endpoints include assessments of postoperative knee function and range of motion, pain reduction and return to work. We expect to complete the Phase 3 clinical trials in patients undergoing ACL reconstruction surgery in the first half of 2009 and intend to submit, during the second half of 2009, an NDA to the FDA under the Section 505(b)(2) process.

We are conducting a second Phase 3 clinical program to evaluate the efficacy and safety of OMS103HP in patients undergoing arthroscopic meniscectomy surgery. Efficacy endpoints focus on the reduction of postoperative pain and improvement in postoperative joint function. The endpoints of this OMS103HP meniscectomy clinical trial were determined at the outset of the clinical trial. Assuming a successful outcome of this first clinical trial, we plan to conduct a second pivotal trial of similar design. Should the results of the first trial indicate that one or more changes in trial design are appropriate, we intend to modify our trial design accordingly and conduct two pivotal trials in parallel, adding additional clinical sites and engaging a contract research organization, as necessary, depending on trial size and availability of internal staffing. We expect to complete our first Phase 3 clinical trial in the first half of 2009, and begin our second Phase 3 clinical trial later in 2009, in patients undergoing meniscectomy surgery.

By concurrently conducting these two Phase 3 clinical programs for OMS103HP, one in patients undergoing arthroscopic ACL reconstruction surgery with improvement in postoperative joint function as the primary endpoint and the second in patients undergoing arthroscopic meniscectomy surgery with pain reduction as the primary endpoint, we believe that we are reducing the overall risk profile of the OMS103HP clinical program.

Clinical Trial Results.  We conducted a double-blind, vehicle-controlled, parallel-group, randomized Phase 1/Phase 2 clinical trial of OMS103HP in a total of 35 patients undergoing arthroscopic cadaveric, or allograft, ACL reconstruction surgery. 34 patients comprised the intent-to-treat population, 18 patients in the OMS103HP group and 16 patients in the vehicle group. 30 patients, 14 OMS103HP and 16 vehicle patients, were included in the efficacy evaluable population. The intent-to-treat population consisted of all patients who were randomized into the study, received OMS103HP or vehicle control, and had at least one recovery room evaluation. The OMS103HP and vehicle groups showed no significant differences in demographics, or pre-or intra-operative findings. Patients were adults scheduled to undergo primary ACL reconstruction surgery, using patellar tendon-bone or Achilles tendon allografts, for an ACL tear occurring from two weeks to one year prior to the day of arthroscopic surgery. Patients were followed for 30 postoperative days and instructed to complete a patient diary each day.

Efficacy endpoints included assessments of range of motion, knee function, pain management, quadriceps and hamstring muscle strength, and return to work. Assessments were collected during clinic and rehabilitation visits and in the patient diary. At each clinic visit, a Visual Analog Scale, or VAS, pain score was obtained and passive range of motion measurements were taken. At the end of the 30-day evaluation period, physical and orthopedic examinations were also performed and quadriceps and hamstring strength testing was conducted. At each study rehabilitation visit, knee function and range of motion were assessed.

Patients treated with OMS103HP demonstrated statistically significant: (1) improvement in postoperative knee range of motion, (2) improvement in postoperative knee function, (3) better pain management and (4) earlier return to work.

Clinical Trial Results — Efficacy.  Key results in the efficacy evaluable population of the Phase 1/Phase 2 clinical trial are as follows:

Figure 1: OMS103HP-Treated Patients Required Fewer Median Number of Days to Maximum Passive Flexion 90° without Pain	Figure 2: Median Last Day of Continuous Passive Motion Machine Use was Earlier for OMS103HP-Treated Patients

*p = 0.016, log-rank	*p = 0.007, log rank
Figure 1 depicts the median number of days to maximum passive flexion 90° without pain, which is a knee range of motion test, as measured in the clinic.	Figure 2 depicts the number of days until the continuous passive motion, or CPM, machine was discontinued. CPM machines are often used postoperatively to move the knee through a range of motion. CPM usage, recorded in the patient diary, was discontinued at the direction of either the surgeon or rehabilitation therapist based on the patient’s progress, usually at the time the patient reproducibly attained at least 90° of flexion of the operated knee. CPM machine usage was significantly less for OMS103HP.

Figure 3: OMS103HP-Treated Patients Demonstrated Better Quadriceps Strength Testing at Day 30	Figure 4: OMS103HP-Treated Patients Demonstrated Better Hamstring Strength Testing at Day 30

*p = 0.040, FET	*p = 0.026, FET

Figures 3 and 4 depict the strength of the quadriceps and hamstring muscle groups of the operated leg as evaluated by the surgeon at the end of the 30-day evaluation period. Quadricep and hamstring strength testing was evaluated on a scale of 0/5 (no contraction) to 5/5 (normal strength). This was a qualitative clinical evaluation of muscle function and strength. Pre-operative quadriceps and hamstring muscle strength ratings were similar for both patient groups.

Figure 5: A Greater Percentage of OMS103HP-Treated Patients Demonstrated Successful Recovery of Knee Function as Defined by Knee Function Composite	Figure 6: A Greater Percentage of OMS103HP-Treated Patients Demonstrated Very Good and Good Ratings on the Knee Function Composite—Straight-Leg Raise

*p = 0.026, FET	*p = 0.009, Wilcoxon rank sum test
Figure 5 depicts the study’s primary endpoint, the Knee Function Composite, or KFC. The KFC is composed of the straight-leg raise, one-leg stance, shuttle press, and two-leg squat. Each test is a direct measure of knee function, and all four are routinely used by orthopedic surgeons and rehabilitation therapists to measure improvement in knee function during the early postoperative period following ACL reconstruction surgery. Success on the KFC requires success on all four of the component tests by the end of the 30-day evaluation period.	Very
Good: Achievement of the KFC by the end of the 30-day evaluation period and achievement of the highest level of straight-leg raise, or SLR, by the 13th day after surgeryGood: Achievement of the KFC by the end of the 30-day evaluation period without achievement of the highest level of SLR by the 13th day after surgeryPoor: Failure to achieve the KFC by the end of the 30-day evaluation period
Figure 6 depicts the Knee Function Composite — Straight-Leg Raise, or KFC-SLR, which combines the successful achievement of the KFC with a second key rehabilitation milestone, the ability to perform the highest level of the straight-leg raise by the 13th day after surgery following ACL reconstruction surgery. While the KFC accurately assesses knee function throughout the first 30-day period of postoperative rehabilitation therapy, an evaluation of postoperative function within the first two weeks also is important because early functional return is considered a key driver in successful post-arthroscopy outcomes. Of the four tests comprising the KFC, the straight-leg raise is the most important in the first two weeks following ACL reconstruction because it is used to determine the pace to progress exercises.

Figure 7: A Greater Percentage of OMS103HP-Treated Patients Achieved Successful Pain Management at Postoperative Week 1	Figure 8: OMS103HP-Treated Patients Demonstrated a Lower Median Number of Days to Return to Work

*p = 0.031, FET	*p = 0.048; log-rank test
Figure 7 depicts the percentage of patients achieving Successful Pain Management, or SPM, which is a composite of pain assessment and narcotic usage based on data from clinic visits and the patient diary. The SPM composite sets two criteria that the patient must meet in order to be considered a responder. During the first postoperative week, at all clinic visits, the VAS pain score must be not greater than 20 mm with the operated knee at rest. A maximum of two narcotic tablets could be self-administered on each day during the first postoperative week. VAS pain scores of 20 mm or less are considered to be indicative of good to excellent pain control not requiring analgesic medication. The SPM allows pain assessments and narcotic use to be evaluated together, and provides a more complete evaluation of pain management than either VAS pain scores or narcotic usage considered individually because a low VAS pain score recorded by a patient taking high doses of opioid pain medications does not reflect the same level of pain management as that same low VAS pain score recorded in the absence of narcotic pain medications.	Figure 8 depicts results related to patients’ ability to return to work following ACL reconstruction surgery. Patients were considered to have returned to work if they reported in the patient diary that they had gone to work outside of the home on two consecutive work days excluding weekends and holidays. Return to work was considered to have begun on the first of the two consecutive days. Patients who were unemployed or not working for pay were excluded from the analysis.

Clinical Trial Results — Safety.  No adverse events were determined to be related to the delivery of OMS103HP and there was no evidence of OMS103HP having any detrimental effect with respect to healing, either in soft tissue or bone.

Intellectual Property Position.  OMS103HP is protected by our PharmacoSurgery patent portfolio. The relevant patents and patent applications in this portfolio cover combinations of agents, generic and/or proprietary to us or others, drawn from therapeutic classes such as pain and inflammation inhibitory agents and vasoconstrictive agents, delivered locally and intra-operatively to the site of medical or surgical procedures, including arthroscopy. We currently own four issued U.S. Patents, two pending U.S. Patent Applications, and 11 issued patents and nine pending patent applications in key foreign markets (Australia, Brazil, Canada, China, Europe, Hong Kong, Japan, Mexico, Norway, Russia, Singapore and South Korea) that cover OMS103HP.

OMS302 — Ophthalmology

Background.  OMS302 is our PharmacoSurgery product candidate being developed for use during ophthalmological procedures including cataract and other lens replacement surgery. OMS302 is a proprietary combination of an anti-inflammatory active pharmaceutical ingredient, or API, and an API that causes pupil dilation, or mydriasis, each with well-known safety and pharmacologic profiles. FDA-approved drugs containing each of these APIs have been used in ophthalmological clinical practice for more than 15 years, and both APIs are contained in generic, FDA-approved drugs.

Cataract and other lens replacement surgery involves replacement of the original lens of the eye with an artificial intraocular lens. These procedures are typically performed to replace a lens opacified by a cataract or to correct a refractive error of the lens. Added to standard irrigation solution used in cataract and other lens replacement surgery, OMS302 is being developed for delivery into the anterior chamber of the eye, or intracameral delivery, to induce and maintain mydriasis, to prevent surgically induced pupil constriction, or miosis, and to reduce postoperative pain and irritation. Mydriasis is an essential prerequisite for these procedures and, if not maintained throughout the surgical procedure or if miosis occurs, risk of damaging structures within the eye increases as does the operating time required to perform the procedure.

During lens replacement surgery, a small ultrasonic probe, or a phacoemulsifier, is typically used to help remove the lens. In these procedures, the surgeon first places a small incision at the edge of the cornea and then creates an opening in the membrane, or capsule, surrounding the damaged lens. Through the small corneal incision, the surgeon inserts the phacoemulsifier, breaking the lens into tiny fragments that are suctioned out of the capsule by the phacoemulsifier. After the lens fragments are removed, an artificial intraocular lens is implanted with a small injector that is inserted through the same corneal incision.

Market Opportunity.  According to Thomson Healthcare, approximately a total of 2.9 million cataract operations were performed in the United States in 2006. Based on a report that we commissioned from TRG, we believe that OMS302 will be favorably reimbursed both to the surgical facility for its utilization and to the surgeon for its administration and delivery. Also, use of OMS302 does not require a surgeon to change his or her operating procedure. In addition to ease of use, we believe that the clinical benefits of OMS302 could provide surgeons a competitive marketing advantage and may facilitate third-party payor acceptance, all of which we expect will drive adoption and market penetration. We also believe that use of OMS302 will decrease the cost and surgical staff time associated with preoperative patient care as well as streamline workflow and increase patient throughput for both the surgeon and the surgical facility.

Shortcomings of Current Treatments.  Anti-inflammatory topical drops containing NSAIDs, such as Acular-LS®, Acular®, Voltaren® and Xibrom®, or steroids are routinely used postoperatively, and less frequently pre-operatively, to prevent or manage the intra- and postoperative pain and inflammation associated with lens replacement surgery. Pre-operatively, these topical drops are not optimally effective because the continuous administration of standard surgical irrigation solution washes out pre-operatively delivered drugs. Postoperatively, these anti-inflammatory topical drops typically cannot be delivered until at least 24 hours following surgery due to practical constraints and safety concerns. Further, surgical trauma results in the generation of prostaglandins, which cause miosis during lens replacement surgery. NSAIDs have an inhibitory effect on prostaglandin synthesis and, if this inhibitory effect is not present during the trauma of lens replacement surgery, the risk of miosis increases.

Cataract and other lens replacement surgery requires that the pupil be dilated for the surgeon to perform the procedure efficiently and safely. Topical mydriatic drops are usually delivered by surgical staff to the patient in a pre-operative holding area. Pre-operative delivery of mydriatic drops requires patient care and monitoring, resulting in increased labor and facility utilization costs. In addition, patients vary in time to pupil dilation in response to topical mydriatic drops, which results in inefficient allocation of facilities and personnel. Also, if mydriasis is not maintained throughout the surgical procedure or if miosis occurs, risk of damaging structures within the eye increases as does the operating time required to perform the procedure. Further, many patients who undergo cataract surgery also take alpha adrenergic antagonists, such as FLOMAX®, to reduce urinary frequency and other signs and symptoms associated with prostate enlargement. These patients often demonstrate a reduced response to topically applied mydriatic drops, causing the pupil to not fully dilate and leaving the iris, or the pigmented ring in the eye that surrounds the pupil, flaccid. Referred to as intra-operative floppy iris syndrome, this complicates and decreases the safety of cataract surgery, and puts the iris at risk of surgical tear and other damage.

Advantages of OMS302.  We developed OMS302 for use during cataract and other lens replacement surgery to induce and maintain mydriasis, to prevent surgical miosis and to reduce postoperative pain and irritation. We believe that OMS302 will provide a number of advantages over current treatments, including:

•	The anti-inflammatory API in OMS302 inhibits miosis by blocking the synthesis of prostaglandins caused by surgical trauma.

•	By delivering OMS302 intra-operatively, inflammation and discomfort will be reduced during the first 24 hours following surgery, the time during which anti-inflammatory topical drops are not commonly administered, as well as after this initial postoperative period.

•	Intra-operative delivery of the mydriatic API in OMS302 will maintain pupil dilation throughout the surgical procedure, decreasing the risk of surgical damage to structures within the eye.

•	Because the mydriatic API in OMS302 rapidly achieves pupil dilation, OMS302 will eliminate the need for pre-operative delivery of mydriatic drops, reducing the need for pre-operative patient care and monitoring and resulting in savings in labor and facility costs.

•	The mydriatic API in OMS302 prevents intra-operative floppy iris syndrome in many patients taking alpha adrenergic antagonists, such as FLOMAX®.

•	Because OMS302 is delivered intracamerally in standard irrigation solution at a constant, defined concentration, maintaining a more consistent local tissue exposure during the surgical procedure, it will provide superior efficacy relative to topical drug products containing either API.

•	OMS302 is delivered locally to, and acts directly at, the site of tissue injury and, therefore, can be delivered in low concentrations, and will not be subject to the substantial interpatient variability in pharmacokinetics that is associated with systemic delivery.

Development Plan.  We expect to begin enrolling patients into a Phase 1/Phase 2 clinical trial evaluating the efficacy and safety of OMS302 in patients undergoing cataract surgery in the first half of 2008. The trial design is expected to compare OMS302 to a control arm consisting of the mydriatic API and a control arm of a standard preoperatively applied topical mydriatic agent. These two control arms are designed to allow us to assess the efficacy and safety of OMS302 relative to the standard topical mydriatic agent. The trial will serve as the basis for a limited set of additional trials intended to demonstrate the contribution to clinical benefit of each API and establish OMS302 as an effective and safe replacement for currently used pre-and/or postoperative drugs.

Preclinical Study Results — Efficacy.  We performed preclinical in vivo studies evaluating OMS302, including lens replacement surgery, in primates. In these studies, OMS302 rapidly dilated the pupil, maintained dilation throughout the surgical procedure and reduced postoperative cellular debris, or flare, in the anterior chamber of the eye, a measure of inflammation. Primates administered OMS302 intracamerally achieved sufficient pupil dilation to allow initiation of surgery within approximately 30 seconds of administration. Continuous irrigation with OMS302 led to additionally increased pupil diameter that was maintained throughout the course of the lens replacement surgery. In contrast, the control group treated with standard topical mydriatic drops demonstrated a progressive reduction in pupil diameter during surgery, which increases the risk of intra-operative injury. Pupil diameter returned to baseline within 24 hours in all primates. The OMS302 treatment group demonstrated less postoperative intracameral flare. Excluding an outlier that had excessive surgical trauma, flare in the treatment group was approximately 50% to 70% lower than in the control group over repeated time measures during the first 48-hour postoperative period.

Figure 1: Effect of Intra-Operative OMS302 Irrigation vs.
Preoperative Tropicamide on Primate Mydriasis

p = < 0.05 for t = 0 and all time points from 3:30 to 13:00 minutes, inclusive.

Figure 1 depicts that primates administered OMS302 intracamerally achieved approximately 6-7 mm pupil dilation in approximately 30 seconds of irrigation initiation. Pupil dilation of 5-6 mm is sufficient to begin surgery.

Preclinical Study Results — Safety. We evaluated OMS302 for potential toxicity during lens replacement surgery in primates. In that study, we delivered OMS302 at concentrations ten-fold greater than those expected to be used clinically and measured minimal peak levels of the APIs in OMS302 in circulating blood sampled at multiple time points throughout the postoperative period, illustrating that the local anti-inflammatory and mydriatic effects of OMS302 can be achieved with minimal systemic exposure. In this toxicity study, OMS302 administered at concentrations ten-fold greater than those anticipated to be used clinically demonstrated no local or systemic toxicity.

Intellectual Property.  OMS302 is protected by our PharmacoSurgery patent portfolio. The relevant patents and patent applications in this portfolio cover combinations of agents, generic and/or proprietary to us or others, drawn from therapeutic classes such as pain and inflammation inhibitory agents, mydriatic agents and agents that reduce intraocular pressure, delivered locally and intra-operatively to the site of ophthalmological procedures, including cataract and lens replacement surgery. We currently own two pending U.S. Patent Applications and six pending patent applications in key foreign markets (Australia, Canada, China, Europe, Hong Kong and Japan) that cover OMS302.

OMS201 — Urology

Background.  OMS201 is our PharmacoSurgery product candidate being developed for use during urological surgery, including uroendoscopic procedures. OMS201 is a proprietary combination of an anti-inflammatory active pharmaceutical ingredient, or API, and a smooth muscle relaxant API, and is intended for local delivery to the bladder, ureter, urethra, and other urinary tract structures during urological procedures. Both of the APIs in OMS201 are contained in generic, FDA-approved drugs with well-known profiles of safety and pharmacologic activities, and each has been individually prescribed to manage the symptoms of ureteral and renal stones. Each of the APIs in OMS201 is contained in drugs that have been marketed in the United States for more than 15 years.

Added to standard irrigation solutions in urological surgery, OMS201 is being developed for delivery directly to the surgical site during uroendoscopic procedures, such as bladder endoscopy, or cystoscopy, minimally invasive prostate surgery and ureteroscopy, to inhibit surgically induced inflammation, pain and smooth muscle spasm, or contractility. Uroendoscopic procedures are performed within the urinary tract using a flexible camera device, or endoscope, and cause tissue injury that activates local mediators of pain and inflammation, which results in inflamed tissue, pain, smooth muscle spasm and lower urinary tract symptoms including frequency, urgency and painful urination, and can prolong recovery.

Ureteroscopy, or uroendoscopy of the ureter, is performed for a variety of indications including localizing the source of positive urine culture or cytology results, treating upper urinary tract tumors and obstructions, and removing ureteral and renal stones, particularly in those patients for whom non-surgical procedures are insufficient or unsuitable. Irrigation fluid is used continuously during the procedure. Because ureteroscopic trauma and inflammation can result in constrictive scar tissue, or stricture, and occlusion due to smooth muscle spasm and swelling within the lumen of the ureter, most surgeons routinely place ureteral stents in patients following ureteroscopy to prevent ureteral strictures and occlusion. In addition, during ureteroscopy, surgeons commonly place a ureteral access sheath, or UAS, which helps to protect the lining of the urethra and ureter while facilitating the passage of surgical instruments.

Market Opportunity.  According to Thomson Healthcare, approximately a total of 4.3 million uroendoscopic operations were performed in the United States in 2006. Based on a report that we commissioned from TRG, we believe that OMS201 will be favorably reimbursed both to the surgical facility for its utilization and to the surgeon for its administration and delivery. Also, use of OMS201 does not require a surgeon to change his or her operating procedure. In addition to ease of use, we believe that the clinical benefits of OMS201 could provide surgeons a competitive marketing advantage and may facilitate third-party payor acceptance, all of which we expect will drive adoption and market penetration.

Shortcomings of Current Treatments.  Standard irrigation solutions currently delivered during uroendoscopic procedures do not address problems resulting from surgically induced inflammation, pain and smooth muscle spasm, or contractility. In addition, routine placement of stents following ureterscopy to prevent ureteral strictures and occlusion adds to procedural costs, and is itself traumatic, increasing postoperative inflammation and ureteral spasm. Further, patients with stents resident within the ureter experience significantly more flank and bladder pain, increased lower urinary tract symptoms and increased narcotic usage.

In addition, during ureteroscopy, the selection of UAS size is based on the diameter and muscle tone of a patient’s ureter. The benefits of UAS usage are in large part a direct function of increased UAS circumference; however, there are no routinely used intra-operative treatments to increase ureteral diameter or decrease ureteral muscle tone. Many patients are unable to accommodate a larger-sized UAS, requiring that the surgeon use a smaller-sized UAS or none at all, putting those patients at increased risk for intra- and postoperative problems.

Advantages of OMS201.  We developed OMS201 for use during uroendoscopic procedures such as cystoscopy, minimally invasive prostate surgery and ureteroscopy, to inhibit surgically induced inflammation, pain and smooth muscle spasm. We believe that OMS201 will provide a number of advantages over current treatments, including:

•	By delivering OMS201 intra-operatively, it will reduce inflammation, pain, smooth muscle spasm and lower urinary tract symptoms including frequency, urgency and painful urination, and improve patient outcomes.

•	OMS201 will save health care costs and increase patient comfort by reducing the incidence of ureteral occlusion and the routine need for ureteral stents.

•	By targeting inflammation and smooth muscle spasm, OMS201 will permit surgeons to more frequently place a standard larger-sized UAS, decreasing intra-operative trauma and shortening operative time, thereby saving costs.

•	OMS201 is delivered locally to, and acts directly at, the site of tissue injury and, therefore, can be delivered in low concentrations, and will not be subject to the substantial interpatient variability in pharmacokinetics that is associated with systemic delivery.

•	By delivering OMS201 locally and only during the uroendoscopic procedure, systemic absorption of the APIs will be minimized or avoided, thereby reducing the risk of adverse side effects.

Development Plan.  We are conducting a Phase 1 clinical trial evaluating the safety and systemic absorption of OMS201 added to standard irrigation solution and delivered to patients undergoing UAS-assisted ureteroscopy for removal of ureteral or renal stones. In addition, to assist in designing the Phase 2 clinical protocol, we are evaluating efficacy endpoints of postoperative pain and lower urinary tract symptoms, as well as the size of the UAS that can be used during the procedure. We expect to complete the Phase 1 clinical trial of OMS201 in the second half of 2008.

Preclinical Study Results — Efficacy.  Preclinical studies demonstrated the benefits of delivering OMS201 locally in multiple models of urological inflammation and smooth muscle contractility, including inhibition of pro-inflammatory mediators caused by tissue trauma, reduction of ureteral and bladder contractility and improvement of other bladder function parameters. The anti-inflammatory API in OMS201 was shown to inhibit the production of the pro-inflammatory mediator PGE2 in a porcine model of ureteroscopy and in rat models of bladder trauma. The smooth muscle relaxant API in OMS201 was shown to inhibit bladder tissue contractility induced by a variety of pro-inflammatory mediators and to fully inhibit wave-like contractions, or peristalsis, in porcine ureters. The anti-inflammatory API in OMS201 had no significant effect on porcine ureteral peristalsis while the smooth muscle relaxant API in OMS201 had no significant inhibitory effect on PGE2 production, thereby demonstrating the distinct pharmacologic activities of the two APIs in urological models.

Preclinical Study Results — Safety.   We also evaluated OMS201 for potential toxicity in a large mammal study consisting of both ureteral and bladder irrigation. In this urological toxicity study, OMS201, administered at concentrations ten-fold greater than those anticipated to be used clinically, demonstrated no local or systemic toxicity.

Intellectual Property.  OMS201 is protected by our PharmacoSurgery patent portfolio. The relevant patents and patent applications in this portfolio cover combinations of agents, generic and/or proprietary to us or others, drawn from therapeutic classes such as pain and inflammation inhibitory agents and spasm inhibitory agents, delivered locally and intra-operatively to the site of medical or surgical procedures, including uroendoscopy. We currently own three issued U.S. Patents, two pending U.S. Patent Applications, and nine issued patents and 15 pending patent applications in key foreign markets (Australia, Brazil, Canada, China,

Europe, Hong Kong, India, Japan, Mexico, Norway, Russia, Singapore and South Korea) that cover OMS201.

MASP-2 Program

A discovery by researchers at the University of Leicester led to the identification of mannan-binding lectin-associated serine protease-2, or MASP-2, a novel pro-inflammatory protein target in the complement system. We hold worldwide exclusive licenses to rights related to MASP-2, the antibodies targeting MASP-2 and the therapeutic applications for those antibodies from the University of Leicester and from its collaborator, Medical Research Council at Oxford University. MASP-2 is a key protein involved in activation of the complement system, which is an important component of the immune system. The complement system plays a role in the inflammatory response and becomes activated as a result of tissue damage or trauma or microbial pathogen invasion. MASP-2 appears to be unique to, and required for the function of, one of the principal complement activation pathways, known as the lectin pathway. Importantly, inhibition of MASP-2 does not appear to interfere with the antibody-dependent classical complement activation pathway, which is a critical component of the acquired immune response to infection, and its abnormal function is associated with a wide range of autoimmune disorders.

In our MASP-2 program, we are developing MASP-2 antibody therapies to treat disorders caused by complement-activated inflammation. We have completed a series of in vivo studies using proprietary MASP-2 knock-out mice in established models of disease previously linked to activation of the complement system. We evaluated the role of MASP-2 in wet age-related macular degeneration, or wet AMD, using a mouse model of laser-induced choroidal neovascularization, or CNV. CNV refers to the growth of blood vessels into the light-sensing cell layers of the eye and is a pathologic event underlying the severe vision loss associated with wet AMD. In comparison to wild-type control mice, MASP-2 knock-out mice displayed an approximately 30% reduction in CNV, and levels of vascular endothelial growth factor, or VEGF, were significantly increased in the wild-type mice following laser-induced injury but remained at low levels in MASP-2 knock-out mice. Our findings suggest that antibody-blockade of MASP-2 may have a preventive or therapeutic effect in the treatment of wet AMD, and that MASP-2 may play an important role in the induction of intraocular VEGF following complement activation.

Another set of studies evaluated the role of MASP-2 in ischemia-reperfusion injury. Ischemia is the interruption of blood flow to tissue, and reperfusion of the ischemic tissue results in inflammation and oxidative stress leading to tissue damage. Ischemia-reperfusion injury occurs, for example, following myocardial infarction, coronary artery bypass grafting, aortic aneurysm repair, stroke, organ transplantation or gastrointestinal vascular injury. In a mouse model of myocardial ischemia-reperfusion injury, we compared the outcomes of coronary artery occlusion followed by reperfusion in both MASP-2 knock-out mice and wild-type mice. The MASP-2 knock-out mice displayed a statistically significant reduction in myocardial tissue injury versus the wild-type mice, indicating a protective effect from myocardial ischemia-reperfusion damage in the MASP-2 knock-out mice in this model. An additional study in a model of renal ischemia-reperfusion injury also demonstrated a protective effect in MASP-2 knock-out mice. Promising data were also obtained in a mouse model of rheumatoid arthritis. We are continuing to evaluate the role of MASP-2 in other complement-mediated disorders.

MASP-2 is generated by the liver and is then released into the circulation. Adult humans who are genetically deficient in one of the proteins that activate MASP-2 do not appear to be detrimentally affected by the deficiency. Therefore, we believe that it may be possible to deliver anti-MASP-2 antibodies systemically. We have undertaken the development of anti-MASP-2 antibodies and expect to select a clinical product candidate in 2008. Working with an external antibody development company under license for research use, we have generated several fully human anti-MASP-2 antibody fragments, or Fab2s, that show high affinity for MASP-2. We demonstrated functional blockade of the lectin complement activation pathway in normal human serum by several of these human Fab2s with picomolar potency.

Figure 1: Mouse Retinal Tissue in Laser-Induced Macular Degeneration

Figure 1 depicts that the MASP-2 knock-out mice displayed an approximately 30% reduction in the area of CNV, a significant pathological component of wet AMD, compared to wild-type control mice seven days following laser-induced damage. Figure 1 also shows that VEGF levels were significantly increased in the wild-type mice three days following laser-induced injury but remained at baseline levels in MASP-2 knock-out mice. Anti-VEGF therapy is a clinically proven treatment for wet AMD, and the absence of any significant VEGF induction indicates that MASP-2 activity is a prerequisite for VEGF induction following laser-induced injury, suggesting that blockade of MASP-2 may inhibit VEGF induction in AMD. The reduction in CNV and VEGF in the MASP-2 knock-out mice compared to wild-type mice suggests that blockade of MASP-2 may have a preventive or therapeutic effect in the treatment of macular degeneration.

Under the terms of our exclusive license agreements with the University of Leicester and the Medical Research Council at Oxford University, or MRC, we have agreed to pay royalties to each of the University of Leicester and MRC based on a percentage of any proceeds we receive from the licensed technology. We did not make any upfront payments for these exclusive licenses nor are there any milestone payments or reversion rights associated with these license agreements. We also agreed to sponsor research of MASP-2 at these institutions at pre-determined rates for maximum terms of approximately three years. If mutually agreed, we may sponsor additional research of MASP-2 at these institutions. We retain worldwide exclusive licenses from these institutions to develop and commercialize any intellectual property rights developed in the sponsored research. The term of each license agreement ends when there are no longer any pending patent applications, applications in preparation or unexpired issued patents related to any of the intellectual property rights we are licensing under the agreement.

Chondroprotective Program

In our Chondroprotective program, we are developing drug therapies to treat cartilage disorders, such as osteoarthritis and rheumatoid arthritis. While cartilage health requires a balance between cartilage breakdown and synthesis, current drugs approved for the treatment of arthritis are focused only on inhibiting breakdown. Our drug therapies in development combine an inhibitor of cartilage breakdown with an agent that promotes cartilage synthesis. We believe that our issued and pending patents broadly cover any drug inhibiting cartilage breakdown, including those drugs already approved, in combination with any promoter of cartilage synthesis to treat cartilage disorders. We initiated work in this program in 1998. We are conducting in vitro and in vivo preclinical studies to evaluate combinations of cartilage breakdown inhibitors and cartilage synthesis promoters.

Figure 1: Effects of IL-1, IL-1Ra and IGF on Col2 Production

Figure 1 demonstrates that the combination of an anabolic growth factor, IGF-1, and a catabolic inhibitor, IL-1 receptor antagonist, or IL-1Ra, may be more effective than either agent alone at restoring normal matrix homeostasis to an arthritic joint. Treatment of primary bovine chondrocytes with IGF-1 increased the production of type II collagen, or Col2, one of the major components of the cartilage matrix. However, IL-1, an inflammatory cytokine whose expression is elevated in the arthritic joint, completely blocked this anabolic effect of IGF-1. The addition of IL-1Ra restored the ability of IGF-1 to stimulate Col2 production, even in the presence of IL-1. Also shown in Figure 1 are examples of classes of cartilage synthesis promoters and cartilage breakdown inhibitors covered by our issued and pending patents.

Central Nervous System Programs

PDE10 Program

We are developing compounds that inhibit PDE10 for the treatment of schizophrenia. PDE10 is an enzyme that is expressed in areas of the brain strongly linked to schizophrenia and other psychotic disorders and has been recently identified as a target for the development of anti-psychotic therapeutics. In multiple animal models of psychotic behavior, PDE10 inhibitors have been shown to be as effective as current anti-psychotic drugs. In addition, results from preclinical studies suggest that PDE10 inhibitors may address the limitations of currently used anti-psychotic drugs by avoiding the associated weight gain and improving cognition.

We obtained the PDE10 program as part of our nura acquisition in 2006, and we have synthesized a series of chemical classes yielding multiple proprietary compounds that demonstrate promising preclinical results in pharmacokinetic, pharmacodynamic and behavioral studies. We are in late-stage optimization and plan to select a clinical product candidate in 2008. Our preclinical development is supported by funds from The Stanley Medical Research Institute, or SMRI, a non-profit corporation that supports research on the causes and treatment of schizophrenia and bipolar disorder.

Under our funding agreement with SMRI, we may receive grant and equity funding upon achievement of product development milestones through Phase I clinical trials totaling $9.0 million, subject to our mutual agreement with SMRI. As of December 31, 2007, we have received $2.6 million from SMRI, 50% of which was grant funding and 50% of which was equity funding. Under the terms of the agreement, we have agreed to pay royalties to SMRI based on any net income we receive from sales of a PDE10 product until we have paid a maximum aggregate amount that is based on the amount of grant funding that we have received from SMRI. The funding agreement terminates when we have paid the maximum aggregate amount.

Figure 1: Preclinical Efficacy Studies of one of our PDE10 Compounds

Figure 1 demonstrates that administration of one of our PDE10 inhibitors, N179249, in mice treated with phencyclidine, or PCP, improved the response in the prepulse inhibition test, one of the commonly used assays that assess neuronal gating, a process known to be deficient in schizophrenia patients and to be improved by currently used antipsychotic drugs.

GPCR Program

We have scientific expertise in the field of G protein-coupled receptors, or GPCRs, and members of our scientific team were the first to identify and characterize the full family of all 357 GPCRs common to mice and humans, with the exception of those GPCRs linked to smell, taste and pheromone functions. Located in the brain and in peripheral tissues, GPCRs are involved in numerous physiological processes, including the regulation of the nervous system, metabolism, behavior, reproduction, development and hormonal homeostasis.

We have identified a subset of GPCRs expressed exclusively or preferentially in brain regions involved in the regulation of specific behaviors and, using our patented viral vector, have created 61 strains of knock-out mice over five years, each lacking one of these GPCRs. We have the capability to run a battery of behavioral assays, including 30 tests assessing ten different behaviors, to elucidate the specific role of GPCRs. Using our expertise in GPCRs, these behavioral assays and available libraries of compounds, we have discovered what we believe to be previously unknown links between specific molecular targets in the brain and a series of CNS disorders and are developing compounds to treat several of these disorders. We own one issued U.S. Patent, three pending U.S. Patent Applications, one international PCT

Patent Application and an additional two issued patents and four pending patent applications in key foreign markets (Australia, Canada, Europe and Japan), which are directed to previously unknown links between specific molecular targets in the brain and a series of CNS disorders, and to research tools that are used in our GPCR program.

Figure 1: Our GPCR Discovery Platform

Figure 1 depicts our in-house discovery platform, which involves target discovery, compound discovery and preclinical development. We first identify those GPCRs with favorable profiles and eliminate the corresponding gene in mice. These knock-out mice are then evaluated through a battery of tests to identify GPCRs linked to CNS disorders. GPCRs of interest are subjected to assay development and high-throughput screening with small molecule libraries to identify compounds as potential clinical candidates. Identified compounds are then optimized in order to select clinical candidates.

Our Other CNS Programs

In our other CNS programs, we have discovered what we believe to be previously unknown links between specific molecular targets and a series of CNS disorders. Based on promising preclinical data in animal models, we are developing compounds for several of these disorders. We own and exclusively control five pending U.S. Patent Applications, 10 pending foreign patent applications and one international PCT Patent Application that are directed to our other CNS programs. We intend to file additional patent applications in the United States and key foreign markets directed to what we believe to be previously unknown links between specific molecular targets and a series of CNS disorders, broadly claiming any agents that act at these molecular targets for use in the treatment of these CNS disorders.

Sales and Marketing

We have retained all marketing and distribution rights to our product candidates and programs, which provides us the opportunity to market and sell any of our product candidates independently, make arrangements with third parties to perform these services for us, or both. For the commercial launch of our lead product candidate, OMS103HP, we intend to build an internal sales and marketing organization to market OMS103HP in North America and rely on third parties to perform these services for us in markets outside of North America. Because OMS103HP, if approved, will be used principally by surgeons in hospital-based and free-standing ambulatory surgery centers, we believe that commercializing OMS103HP will only require a limited sales and marketing force.

We expect that an OMS103HP sales and marketing force is potentially scalable for both of our other PharmacoSurgery product candidates, OMS302 and OMS201. For the sales and marketing of other product candidates, we generally expect to retain marketing and distribution rights in those for which we believe that it will be possible to access markets through an internal sales and marketing force. If we do not believe that we can cost-effectively access markets for any approved product candidate through an internal sales and marketing force, we expect that we will make arrangements with third parties to perform these services for us.

Manufacturing

We have laboratories in-house for analytical method development, bioanalytical testing, formulation, stability testing and small-scale compounding of laboratory supplies of product candidates, which need not be manufactured in compliance with current Good Manufacturing Practices, or cGMPs. We utilize outside contract manufacturers to produce sufficient quantities of product candidates for use in preclinical studies.

We rely on third-party manufacturers to produce, store and distribute our product candidates for clinical use and currently do not own or operate manufacturing facilities. We require that these manufacturers produce active pharmaceutical ingredients, or APIs, and finished drug products in accordance with cGMP and all other applicable laws and regulations. We anticipate that we will rely on contract manufacturers to develop and manufacture our products for commercial sale. We maintain agreements with potential and existing manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates.

We contracted with Catalent Pharma Solutions, Inc. to manufacture three registration batches of OMS103HP in freeze-dried, or lyophilized, form. Ongoing stability programs for these batches will be used to support the planned filing of a New Drug Application, or NDA, for OMS103HP. Pursuant to our stability study agreements with Catalent, we have agreed to pay Catalent for its performance of stability studies of three lots of lyophilized OMS103HP in accordance with cGMPs. These agreements terminate upon completion of the stability studies, provided that we may terminate these agreements at any time upon notice to Catalent. Sufficient quantities of lyophilized OMS103HP have been manufactured to support the ongoing Phase 3 clinical program through completion. We have received guidance from the FDA that submission of three months of stability data from one registration batch of lyophilized OMS103HP would be sufficient to qualify any other facility for commercial manufacturing purposes.

We have also formulated OMS103HP as a liquid solution to take advantage of the reduced cost of goods for manufacturing a liquid as compared to a lyophilized drug product and, if approved for marketing, intend to launch OMS103HP as a liquid solution. We have entered into agreements with Hospira Worldwide, Inc., pursuant to which Hospira has agreed to manufacture a registration batch of liquid OMS103HP at its facility in McPherson, Kansas, and to manufacture and supply commercial supplies of liquid OMS103HP, if approved for marketing. Pursuant to our commercial supply agreement with Hospira, Hospira has agreed to supply, and we have agreed to purchase, a minimum quantity of our commercial supply needs of OMS103HP at a price based on the volume of our purchases. We are obligated to provide Hospira with the APIs necessary to manufacture OMS103HP as a liquid solution. The term of the commercial supply agreement continues past the commercial launch of OMS103HP for a multi-year period that may be extended upon mutual agreement. Although we do not believe that the inactive ingredients in liquid OMS103HP, which are included in the FDA’s Inactive Ingredient Guide due to being present in drug products previously approved for parenteral use, impact its safety or effectiveness, the FDA will require us to provide comparative information and complete a stability study and may require us to conduct additional studies, which we expect would be non-clinical, to demonstrate that liquid OMS103HP is as safe and effective as lyophilized OMS103HP. The manufacturing facilities of Hospira have been inspected and approved by the FDA for the commercial manufacture of several third-party drug products.

We utilize three suppliers for the three APIs used in OMS103HP. We have not yet signed commercial agreements with any suppliers for the supply of commercial quantities of these APIs, although we intend to do so prior to the commercial launch of OMS103HP. Given the large amount of these APIs manufactured annually by these and other suppliers, we anticipate that we will be capable of attaining our commercial API supply needs for OMS103HP.

We have contracted with Althea Technologies, Inc. for the manufacture, release testing, and stability testing of clinical supplies of OMS302 and OMS201 at negotiated prices. These agreements end one year following Althea’s manufacture of all of the clinical supplies required under the agreements, although we may terminate the agreements at any time upon notice to Althea. The APIs included in OMS302 and OMS201 are available from commercial suppliers.

We plan to enter into an agreement for the generation of a potential anti-MASP-2 monoclonal antibody product candidate in 2008 and are evaluating proposals from several antibody developers for this purpose. Thereafter we intend to enter into an agreement with a third-party contract manufacturer for the scale-up and production of an anti-MASP-2 monoclonal antibody product candidate for clinical testing and commercial supply.

Competition

The pharmaceutical industry is highly competitive and characterized by a number of established, large pharmaceutical companies, as well as smaller companies like ours. If our competitors market products that are less expensive, safer or more effective than any future products developed from our product candidates, or that reach the market before our approved product candidates, we may not achieve commercial success. We are not aware of any products that directly compete with our PharmacoSurgery product candidates that are approved for intra-operative delivery in irrigation solutions during surgical procedures. If approved, we expect that the primary constraint to market acceptance of our PharmacoSurgery product candidates will be surgeons who continue with their respective current treatment practices and do not adopt the use of these product candidates. Adoption of our PharmacoSurgery product candidates, if approved, may reduce the use of current preoperative and postoperative treatments.

Our preclinical product candidates may face competing products. For example, we are developing PDE10 inhibitors for use in the treatment of schizophrenia. Other pharmaceutical companies, many with significantly greater resources than us, are also developing PDE10 inhibitors for the treatment of schizophrenia and these companies may be further along in development.

We expect to compete with other pharmaceutical and biotechnology companies, and our competitors may:

•	develop and market products that are less expensive, more effective or safer than our future products;

•	commercialize competing products before we can launch any products developed from our product candidates;

•	operate larger research and development programs, possess greater manufacturing capabilities or have substantially greater financial resources than we do;

•	initiate or withstand substantial price competition more successfully than we can;

•	have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

•	more effectively negotiate third-party licenses and strategic relationships; and

•	take advantage of acquisition or other opportunities more readily than we can.

We expect to compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. In addition, the pharmaceutical and biotechnology industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to remain current with the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advancing their existing technological approaches or developing new or different approaches.

Intellectual Property

We have made a significant investment in the development of a patent portfolio to protect our technologies and programs, and intend to continue to do so. We own a total of 21 issued or allowed patents and 32 pending patent applications in the United States and 64 issued or allowed patents and 88 pending patent applications in commercially significant foreign markets directed to therapeutic compositions and methods related to our PharmacoSurgery platform and preclinical development programs. We also hold worldwide exclusive licenses to four pending U.S. Patent applications, an issued foreign patent and six pending foreign patent applications.

Our patent portfolio for our PharmacoSurgery technology is directed to locally delivered compositions and treatment methods using agents selected from broad therapeutic classes. These patents cover combinations of agents, generic and/or proprietary to us or others, delivered locally and intra-operatively to the site of any medical or surgical procedure. Our patent portfolio includes 14 U.S. and 41 foreign issued or allowed patents, and 12 U.S. and 33 foreign pending patent applications, directed to our PharmacoSurgery product candidates and development programs. Our issued PharmacoSurgery patents have terms that will expire December 12, 2014 and, assuming issuance of currently pending patent applications, October 20, 2019 for OMS103HP, July 30, 2023 for OMS302 and March 17, 2026 for OMS201, which potentially may be extended as a result of adjustment of patent terms resulting from USPTO delays. We will file additional patent applications directed to our specific drug products which, if issued, are expected to provide patent terms ending 2029 or later.

Our initial issued patents in our PharmacoSurgery portfolio are directed to combinations of agents, drawn from therapeutic classes such as pain and inflammation inhibitory agents, spasm inhibitory agents, restenosis inhibitory agents and tumor cell adhesion inhibitory agents. We expanded and further strengthened our initial patent position with a series of patent applications directed to what we believe are the key physiological and technical elements of selected surgical procedures, and to the therapeutic classes that provide opportunities to improve clinical benefit during and after these procedures. Accordingly, our pending PharmacoSurgery patent applications are directed to combinations of agents, drawn from therapeutic classes such as pain and inflammation inhibitory agents, spasm inhibitory agents, vasoconstrictive agents, mydriatic agents and agents that reduce intraocular pressure, that are preferred for use in arthroscopic procedures, ophthalmologic procedures including intraocular procedures, and urologic procedures including ureteroscopy, for OMS103HP, OMS302 and OMS201, respectively, as well as covering the specific combinations of agents included in each of these product candidates.

•	OMS103HP — Arthroscopy. OMS103HP is protected by our PharmacoSurgery patent portfolio. The relevant patents and patent applications in this portfolio cover combinations of agents, generic and/or proprietary to us or others, drawn from therapeutic classes such as pain and inflammation inhibitory agents and vasoconstrictive agents, delivered locally and intra-operatively to the site of medical or surgical procedures, including arthroscopy. We currently own four issued U.S. Patents, two pending U.S. Patent Applications, and 13 issued patents and 11 pending patent applications in key foreign markets (Australia, Brazil, Canada, China, Europe, Hong Kong, Japan, Mexico, Norway, Russia, Singapore and South Korea) that cover OMS103HP.

•	OMS302 — Ophthalmology. OMS302 is protected by our PharmacoSurgery patent portfolio. The relevant patents and patent applications in this portfolio cover combinations of agents, generic and/or proprietary to us or others, drawn from therapeutic classes such as pain and inflammation inhibitory agents, mydriatic agents and agents that reduce intraocular pressure, delivered locally and intra-operatively to the site of ophthalmological procedures, including cataract and lens replacement surgery. We currently own two pending U.S. Patent Applications and six pending patent applications in key foreign markets (Australia, Canada, China, Europe, Hong Kong and Japan) that cover OMS302.

•	OMS201 — Urology. OMS201 is protected by our PharmacoSurgery patent portfolio. The relevant patents and patent applications in this portfolio cover combinations of agents, generic and/or proprietary to us or others, drawn from therapeutic classes such as pain and inflammation inhibitory agents and spasm inhibitory agents, delivered locally and intra-operatively to the site of medical or surgical procedures, including uroendoscopy. We currently own three issued U.S. Patents, two pending U.S. Patent Applications, and an additional 11 issued patents and 17 pending patent applications in key foreign markets (Australia, Brazil, Canada, China, Europe, Hong Kong, India, Japan, Mexico, Norway, Russia, Singapore and South Korea) that cover OMS201.

•	MASP-2 Program. We hold worldwide exclusive licenses to rights in connection with MASP-2, the antibodies targeting MASP-2 and the therapeutic applications for those antibodies from the University of Leicester and from its collaborator, Medical Research Council at Oxford University. These licenses include what we believe to be each institution’s joint ownership rights in patent applications and patents related to MASP-2 antibodies initially filed by researchers at Aarhus Universitet, Denmark. We currently exclusively control four pending U.S. Patent Applications, one pending International PCT Patent Application and seven pending patent applications in key foreign markets (Australia, Canada, China, Europe, India and Japan) related to our MASP-2 program.

•	Chondroprotective Program. We are building intellectual property protection around developments in our Chondroprotective program. We currently own one issued U.S. Patent, two pending U.S. Patent Applications, and an additional three issued patents and 19 pending patent applications in key foreign markets (Australia, Canada, China, Europe, Hong Kong, Japan, India, Indonesia, Mexico, Russia and South Korea) directed to our chondroprotective technology. These patent applications include claims that are broadly directed to combinations of one or more agents that inhibit cartilage breakdown, or catabolic inhibitory agents, with one or more agents that promote cartilage growth, or anabolic agents.

•	PDE10 Program. Medicinal chemistry developments in our PDE10 program have resulted in a pending U.S. and a pending International Patent Cooperation Treaty, or PCT, Patent Application that claim what we believe to be novel chemical structures, as well as claiming the use of a broader set, or genus, of chemical structures as inhibitors of PDE10 for the treatment of schizophrenia and other psychotic disorders.

•	GPCR Program. We own one issued U.S. Patent, three pending U.S. Patent Applications, one international PCT Patent Application and an additional two issued patents and four pending patent applications in key foreign markets (Australia, Canada, Europe and Japan), which are directed to previously unknown links between specific molecular targets in the brain and a series of CNS disorders, and to research tools that are used in our GPCR program.

•	Our Other CNS Programs. We own and exclusively control five pending U.S. Patent Applications, 10 pending foreign patent applications and one international PCT Patent Application that are directed to additional preclinical CNS programs. We intend to file additional patent applications in the United States and key foreign markets directed to what we believe to be previously unknown links between specific molecular targets and a series of CNS disorders, broadly claiming any agents that act at these molecular targets for use in the treatment of these CNS disorders.

All of our employees enter into our standard Employee Proprietary Information and Inventions Agreement, which includes confidentiality provisions and provides us ownership of all inventions and other intellectual property made by our employees that pertain to our business or that relate to our employees’ work for us or result from the use of our resources. Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of the use, formulation and structure of our product candidates, and the methods used to manufacture them, as well as successfully defending these patents against third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.

The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States, and tests used for determining the patentability of patent claims in all technologies are in flux. The pharmaceutical, biotechnology and other life sciences patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in the patents that we own or have licensed or in third-party patents.

We have retained all manufacturing, marketing and distribution rights for each of our product candidates and programs. Some of our product candidates and programs are based on inventions and other intellectual property rights that we acquired through assignments, exclusive licenses or our acquisition of nura, inc. in August 2006.

•	PharmacoSurgery Platform. Our scientific co-founders, Gregory A. Demopulos, M.D. and Pamela Pierce Palmer, M.D., Ph.D., conceived the initial invention underlying our PharmacoSurgery platform and transferred all of their related intellectual property rights to us in 1994. Other than their rights as shareholders, our co-founders have not retained any rights to our PharmacoSurgery platform, except that if we file for liquidation under Chapter 7 of the U.S. Bankruptcy Act or voluntarily liquidate or dissolve, other than in connection with a merger, reorganization, consolidation or sale of assets, our co-founders have the right to repurchase the initial PharmacoSurgery intellectual property at the then-current fair market value. Subsequent developments of the PharmacoSurgery intellectual property were assigned to us by Dr. Demopulos, Dr. Palmer and other of our employees and consultants, without restriction.

•	MASP-2 Program. We hold worldwide exclusive licenses to rights related to MASP-2, the antibodies targeting MASP-2 and the therapeutic applications for the antibodies from the University of Leicester and from its collaborator, Medical Research Council at Oxford University, or MRC. Concurrent with execution of the license agreement with the University of Leicester, two provisional US Patent Applications directed to methods of treating conditions associated with complement activation by inhibiting MASP-2 or a related protein, and a British application directed to MASP-2 knock-out mice, were filed. Exclusive licenses to these three initial patent applications were conveyed to us by the University of Leicester license agreement. Under the terms of the University of Leicester and MRC license agreements, we have agreed to pay royalties to each of the University of Leicester and MRC based on any proceeds we receive from the licensed technology. We may also sponsor research of MASP-2 by these institutions and retain worldwide exclusive licenses from these institutions to develop and commercialize any intellectual property rights developed in the sponsored research. The term of each license agreement ends when there are no longer any pending patent applications, applications in preparation or unexpired issued patents related to any of the intellectual property rights we are licensing under the agreement.

•	Chondroprotective Program. Our scientific co-founders, Gregory A. Demopulos, M.D. and Pamela Pierce Palmer, M.D., Ph.D., conceived the initial invention underlying our Chondroprotective program and transferred all of their related intellectual property rights to us in 2001 and 2002. Another joint inventor who previously consulted with and then was employed by us assigned all of his rights in the Chondroprotective technology to us, without restriction. Other than their rights as shareholders, our co-founders have not retained any rights to our Chondroprotective program, except that if we file for liquidation under Chapter 7 of the U.S. Bankruptcy Act or voluntarily liquidate or dissolve, other than in connection with a merger, reorganization, consolidation or sale of assets, our co-founders have the right to repurchase the intellectual property at the then current fair market value.

•	PDE10, GPCR and other CNS Programs. We acquired our PDE10, GPCR and some of our other CNS programs and related patents and other intellectual property rights as a result of our acquisition of nura, inc. in August 2006 for an aggregate purchase price of $14.4 million.

Government Regulation

Government authorities in the United States and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing, and export and import of drug products such as those we are developing. Failure to comply with applicable requirements, both before and after approval, may subject us, our third-party manufacturers, and other partners to administrative and judicial sanctions, such as a delay in approving or refusal to approve pending applications, warning letters, product recalls, product seizures, civil and other monetary penalties, total or partial suspension of production or distribution, injunctions, and/or criminal prosecutions.

In the United States, our products are regulated by the FDA as drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. Before our drug products may be marketed in the United States, each must be approved by the FDA. Our product candidates are in various stages of testing and none have been approved.

The steps required before a drug product may be approved by the FDA generally include the following:

•	preclinical laboratory and animal tests, and formulation studies;

•	submission to the FDA of an Investigational New Drug Application, or IND, for human clinical testing, which must become effective before human clinical trials may begin in the United States;

•	adequate and well-controlled human clinical trials to establish the efficacy and safety of the product candidate for each indication for which approval is sought;

•	submission to the FDA of a New Drug Application, or NDA;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP; and

•	FDA review and approval of an NDA.

Preclinical Tests.  Preclinical tests include laboratory evaluations of product chemistry, toxicity, formulation, and stability, as well as animal studies to assess the potential efficacy and safety of the product candidate. The results of the preclinical tests, together with manufacturing information, analytical data, and other available information are submitted to the FDA as part of an IND.

The IND Process.  An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials. Once an IND is in effect, the protocol for each clinical trial to be conducted under the IND must be submitted to the FDA, which may or may not allow the trial to proceed.

Clinical Trials.  Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified personnel. Clinical trials are conducted under protocols detailing, for example, the parameters to be used in monitoring patient safety, and the efficacy criteria, or end points, to be evaluated. Each trial must be reviewed and approved by an independent Institutional Review Board or Ethics Committee before it can begin. Clinical trials are typically conducted in three defined phases, but the phases may overlap or be combined:

•	Phase 1 usually involves the initial administration of the investigational drug product to human subjects to evaluate its safety, dosage tolerance, pharmacodynamics and, if possible, to gain an early indication of its effectiveness.

•	Phase 2 usually involves trials in a limited patient population, with the disease or condition for which the product candidate is being developed, to evaluate dosage tolerance and appropriate dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate the effectiveness of the drug for specific indications.

•	Phase 3 trials usually further evaluate effectiveness and test further for safety by administering the drug in its final form in an expanded patient population.

We, our product development partners, or the FDA may suspend clinical trials at any time on various grounds, including a belief that the subjects are being exposed to an unacceptable health risk.

The NDA Process.  If the necessary clinical trials are successfully completed, the results of the preclinical trials and the clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. Before approving an NDA, the FDA usually will inspect the facility(ies) at which the product is manufactured, and will not approve the product unless it finds that cGMP compliance is satisfactory. If the FDA determines the NDA is not acceptable, the FDA may outline the deficiencies in the NDA and often will request additional information. Notwithstanding the submission of any requested additional testing or information, the FDA ultimately may decide that the application does not satisfy the criteria for approval. After approval, certain changes to the approved product, such as adding new indications, manufacturing changes, or additional labeling claims will require submittal of a new NDA or, in some instances, an NDA supplement, for further FDA review and approval. Post-approval marketing of products in larger patient populations than were studied during development can lead to new findings about the safety or efficacy of the products. This information can lead to a product sponsor’s requesting approval for and/or the FDA requiring changes in the labeling of the product or even the withdrawal of the product from the market. The testing and approval process requires substantial time, effort, and financial resources, and we cannot be sure that any approval will be granted on a timely basis, if at all.

Some of our drug products may be eligible for submission of applications for approval under the Section 505(b)(2) process. Section 505(b)(2) applications may be submitted for drug products that represent a modification, such as a new indication or new dosage form, of a previously approved drug. Section 505(b)(2) applications may rely on the FDA’s previous findings for the safety and effectiveness of the previously approved drug as well as information obtained by the 505(b)(2) applicant to support the modification of the previously approved drug. Preparing Section 505(b)(2) applications may be less-costly and time-consuming than preparing an NDA based entirely on new data and information.

The FDA regulates certain of our candidate products as combination drugs under its Combination Drug Policy because they are comprised of two or more active ingredients. The FDA’s Combination Drug Policy requires that we demonstrate that each active ingredient in a drug product contributes to the product’s effectiveness.

In addition, we, our suppliers, and our contract manufacturers are required to comply with extensive FDA requirements both before and after approval. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in all areas of regulatory compliance, including production and quality control to comply with cGMP. In addition, discovery of problems such as safety problems may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.

Outside of the United States, our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes similar requirements and many of the risks associated with the FDA approval process described above. The requirements governing marketing authorization and the conduct of clinical trials vary widely from country to country.

Research and Development

We have built a research and development organization that includes expertise in discovery research, preclinical development, product formulation, analytical and medicinal chemistry, manufacturing, clinical development and regulatory and quality assurance. We operate cross-functionally and are led by an experienced research and development management team. We use rigorous project management techniques to assist us in making disciplined strategic research and development program decisions and to limit the risk profile of our product pipeline. We also access relevant market information and key opinion leaders in creating target product profiles and, when appropriate, as we advance our programs to commercialization. We engage third parties on a limited basis to conduct portions of our preclinical research; however, we are not substantially dependent upon any third parties for our preclinical research nor do any of these third parties conduct a major portion of our preclinical research. In addition, we engage multiple clinical sites to conduct our clinical trials; however we are not substantially dependent upon any one of these sites for our clinical trials nor do any of them conduct a major portion of our clinical trials. Research and development expenses were $15.9 million, $9.6 million, and $5.8 million in 2007, 2006, and 2005, respectively.

Employees

As of March 31, 2008, we had 64 full-time employees, 51 of whom are in research and development and 13 of whom are in finance, legal, and administration, including four with M.D.s and 19 with Ph.D.s. None of our employees is represented by a labor union and we consider our employee relations to be good.

Facilities

We lease approximately 16,700 square feet for our principal administrative facility under leases that expire August 31, 2011, and we lease approximately 25,400 square feet for our research and development facility, which includes a modern vivarium, under a lease that expires September 30, 2011. Our two facilities are located in separate buildings in Seattle, Washington. The annual lease payments for these facilities, including common area maintenance and related operating expenses, are approximately $2.1 million.

Legal Proceedings

We are not currently engaged in any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table provides information regarding our current executive officers, key employees and directors:

Name	Age	Position(s)

Executive Officers:
Gregory A. Demopulos, M.D.	49	President, Chief Executive Officer, Chief Medical Officer and Chairman of the Board of Directors
Marcia S. Kelbon, Esq.	48	Vice President, Patent and General Counsel and Secretary
Richard J. Klein	46	Chief Financial Officer and Treasurer
Key Employees:
George A. Gaitanaris, M.D., Ph.D.	51	Vice President, Science
Wayne R. Gombotz, Ph.D.	48	Vice President, Pharmaceutical Operations
J. Greg Perkins, Ph.D.	62	Vice President, Regulatory Affairs
Paul C. Strauss, M.D.	63	Vice President, Clinical Development
Clark E. Tedford, Ph.D.	48	Vice President, Research
Directors:
Ray Aspiri (2)	71	Director
Thomas J. Cable (1)(2)	68	Director
Peter A. Demopulos, M.D., FACC	54	Director
Leroy E. Hood, M.D, Ph.D.	69	Director
David A. Mann (1)	48	Director
Jean-Philippe Tripet	44	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

Gregory A. Demopulos, M.D. is one of our founders and has served as our president, chief executive officer, chief medical officer and chairman of the board of directors since June 1994. Prior to founding Omeros, Dr. Demopulos completed his residency in orthopedic surgery at Stanford University and his fellowship training at Duke University. Dr. Demopulos is a named inventor on 19 issued and allowed U.S. patents and 28 issued and allowed foreign patents. Dr. Demopulos currently serves on the board of directors of Onconome, Inc., a privately held company developing biomarkers for early cancer detection. Dr. Demopulos received his M.D. from the Stanford University School of Medicine and his B.S. from Stanford University.

Marcia S. Kelbon, Esq. has served as our vice president, patent and general counsel since October 2001 and as our secretary since September 2007. Prior to joining us, Ms. Kelbon was a partner with the firm of Christensen O’Connor Johnson & Kindness, PLLC, where she specialized in U.S. and international intellectual property procurement, management, licensing and enforcement issues. Ms. Kelbon received her J.D. and her M.S. in chemical engineering from the University of Washington and her B.S. from The Pennsylvania State University.

Richard J. Klein has served as our chief financial officer since May 2007 and as our treasurer since September 2007. From 2004 to 2007, Mr. Klein provided financial consulting services to life science and technology companies. From 1996 to 2004, Mr. Klein served in various positions at Sonus Pharmaceuticals, Inc., a publicly traded biotechnology company, most recently as senior vice president and chief financial officer. From 1988 to 1995, Mr. Klein was director of finance at ATL Ultrasound Inc., a publicly traded manufacturer of medical ultrasound equipment that was acquired by Phillips Medical Systems. Mr. Klein received his B.S. in business administration from Washington State University.

George A. Gaitanaris, M.D., Ph.D. has served as our vice president, science since August 2006. From August 2003 to our acquisition of nura, inc. in August 2006, Dr. Gaitanaris served as the chief scientific officer of nura, a company that he co-founded and that developed treatments for central nervous system disorders. From 2000 to 2003, Dr. Gaitanaris served as president and chief scientific officer of Primal, Inc., a biotechnology company that was acquired by nura in 2003. Prior to co-founding Primal, Dr. Gaitanaris served as staff scientist at the National Cancer Institute. Dr. Gaitanaris received his Ph.D. in cellular, molecular and biophysical studies and his M.Ph. and M.A. from Columbia University in New York and his M.D. from the Aristotelian University of Greece.

Wayne R. Gombotz, Ph.D. has served as our vice president, pharmaceutical operations since March 2005. From 2002 to 2005, Dr. Gombotz served as vice president, process science and pharmaceutical development at Corixa Corporation, a company that developed immunotherapeutic products and which was acquired by GlaxoSmithKline plc in July 2005. From 1995 to 2002, Dr. Gombotz served as senior director, analytical chemistry and formulation at Immunex Corporation, a company that developed immunotherapeutic products and was acquired by Amgen, Inc. in July 2002. Dr. Gombotz received his Ph.D. and M.S. in bioengineering from the University of Washington and his B.A. from Colby College.

J. Greg Perkins, Ph.D. has served as our vice president, regulatory affairs since April 2006. From 2004 to 2005, Dr. Perkins served as president of Bioderm Sciences, Inc., a company engaged in the development of wound management, first aid and sports medicine products. From 1994 to 2004, Dr. Perkins served in various positions at Solvay Pharmaceuticals, Inc., a pharmaceutical company, most recently as senior vice president, global scientific affairs and milestone review. Dr. Perkins received his Ph.D. in biochemistry and B.S. from Indiana University and completed a postdoctoral fellowship in neurochemistry at the University of Iowa.

Paul C. Strauss, M.D. has served as our vice president, clinical development since August 2006. From 2003 to 2006, Dr. Strauss served as a consultant in the pharmaceutical industry. From 2000 to 2003, Dr. Strauss served in various positions at Pharmacia Corporation, a pharmaceutical company that was acquired by Pfizer, Inc. in April 2003, most recently as therapeutic area vice president project leader — arthritis, inflammation, pain. Dr. Strauss received his M.D. from the University of Stellenbosch in South Africa and his specialist degree in medical dermatology, internal medicine and dermatopathology from the University of Cape Town.

Clark E. Tedford, Ph.D. has served as our vice president, research since July 2003. From 2002 to 2003, Dr. Tedford served as president and chief executive officer of Solentix, Inc., a company that developed treatments for disorders of the central nervous system and inflammatory diseases. From 1993 to 2003, Dr. Tedford worked for Gliatech Inc., a company that developed biosurgery and pharmaceutical products, most recently as executive vice president, research and development. Prior to Gliatech, Dr. Tedford served in various positions at Schering Plough. Dr. Tedford received his Ph.D. in pharmacology and his B.A. from the University of Iowa and completed his post-doctoral work in the Department of Pharmacology at the Loyola University Medical School.

Ray Aspiri has served on our board of directors since January 1995 and as our treasurer from January 1999 to September 2007. Mr. Aspiri is the chairman of the board of Tempress Technologies, Inc., a research and development company specializing in high-pressure fluid dynamics for the oil and gas industry, which he joined in 1997. From 1980 to 1997, Mr. Aspiri served as the chairman of the board and chief executive officer of Tempress, Inc., a company specializing in products for the truck, marine and sporting goods industries.

Thomas J. Cable has served on our board of directors since January 1995. Mr. Cable is the chairman of the board of the Washington Research Foundation, a technology transfer and early stage venture capital organization affiliated with the University of Washington, which he co-founded in 1980. Mr. Cable also founded Cable & Howse Ventures, a venture capital firm, and Cable, Howse & Ragen, an investment banking firm. Mr. Cable also co-founded Montgomery Securities, an investment banking firm acquired by Bank of America. A former U.S. Navy submarine officer, Mr. Cable received his M.B.A. from the Stanford Graduate School of Business and his B.A. from Harvard University.

Peter A. Demopulos, M.D., FACC has served on our board of directors since January 1995. Dr. Demopulos is a board certified cardiologist and the Medical Director at Seattle Cardiology, a cardiology clinic he joined in 2005. From 1989 to 2005, Dr. Demopulos practiced cardiology at Minor & James Medical PLLC. Dr. Demopulos is also a clinical assistant professor of cardiology at the University of Washington School of Medicine, a position that he has held since 1989, and he participates as an investigator in clinical trials evaluating interventional cardiology devices and drug therapies at Seattle Cardiovascular Research and Swedish Cardiovascular Research. Dr. Demopulos received his M.D. from the Stanford University School of Medicine and his B.S. from Stanford University.

Leroy E. Hood, M.D., Ph.D. has served on our board of directors since March 2001. Dr. Hood is the president of the Institute for Systems Biology, a non-profit research institute dedicated to the study and application of systems biology, which he co-founded in 2000. Previously, Dr. Hood was founder and chairman of the Department of Molecular Biotechnology at the University of Washington School of Medicine. Dr. Hood also co-founded Amgen, Inc., Applied Biosystems, Inc., Darwin Molecular Technologies, Inc., Rosetta Inpharmatics, Inc. and SyStemix, Inc. Dr. Hood is a member of the National Academy of Sciences, the American Philosophical Society, the American Association of Arts and Sciences, the Institute of Medicine and the National Academy of Engineering. Dr. Hood received his Ph.D. and B.S. from the California Institute of Technology and his M.D. from The John Hopkins School of Medicine.

David A. Mann has served on our board of directors since December 2007. From 1999 to 2002, Mr. Mann served as executive vice president and chief financial officer at Immunex Corporation. From 1995 to 1999, he served as vice president and controller at Immunex. Prior to Immunex, Mr. Mann held the position of controller at the Fred Hutchinson Cancer Research Center from 1986 to 1995. Mr. Mann serves on the board of directors of Trubion Pharmaceuticals, Inc., a biotechnology company. He also serves on the Advisory Board of the Western Washington University College of Business and Economics and the Western Washington University Foundation Board. Mr. Mann received an M.B.A. from the University of Washington and a B.A. from Western Washington University. Mr. Mann received his Certified Public Accountant Certification from the State of Washington; however, he is no longer an active CPA.

Jean-Philippe Tripet has served on our board of directors since September 2006. Mr. Tripet served on the board of directors of nura, inc. from September 2003 to August 2006. Mr. Tripet is the chairman and managing partner of Aravis Venture, a venture capital firm that he founded in 2001. Previously, Mr. Tripet served as executive vice president of Lombard Odier & Cie, a commercial bank, where he co-founded and headed the Lombard Odier Immunology Fund, and as vice president equity research of Union Bank of Switzerland. Mr. Tripet received his degree in business administration from the University of Geneva.

Board of Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors has determined that Mr. Aspiri, Mr. Cable, Dr. Hood, Mr. Mann and Mr. Tripet each meet NASDAQ requirements for independence.

Effective upon the completion of this offering, our articles of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	Class I, which will consist of Ray Aspiri and Jean-Philippe Tripet, and whose term will expire at our first annual meeting of shareholders to be held following the completion of this offering;

•	Class II, which will consist of Thomas J. Cable and Peter A. Demopulos, M.D., and whose term will expire at our second annual meeting of shareholders to be held following the completion of this offering; and

•	Class III, which will consist of Gregory A. Demopulos, M.D., Leroy E. Hood, M.D., Ph.D. and David A. Mann, and whose term will expire at our third annual meeting of shareholders to be held following the completion of this offering.

At each annual shareholders meeting to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified.

The authorized size of our board is currently nine members. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Peter A. Demopulos, M.D., FACC and Gregory A. Demopulos, M.D. are brothers. There are no other family relationships among any of our directors or executive officers.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below as of the completion of this offering.

Audit Committee

The members of our audit committee are Mr. Cable and Mr. Mann. Mr. Mann is the chairman of our audit committee. Our board has determined that each member of our audit committee meets current SEC and NASDAQ requirements for independence. Our board of directors has also determined that Mr. Mann is an “audit committee financial expert” as defined in SEC rules. The audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	evaluating the qualifications, performance and independence of our independent registered public accounting firm;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

•	reviewing and approving in advance any proposed related-party transactions and monitoring compliance with our code of business conduct and ethics; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

The members of our compensation committee are Ray Aspiri and Thomas J. Cable. Mr. Aspiri is the chairman of our compensation committee. Our board has determined that each member of our compensation committee meets current NASDAQ requirements for independence. The compensation committee is responsible for, among other things:

•	evaluating and recommending to our board of directors the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us;

•	administering our equity incentive plans;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers; and

•	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Governance Committee

The members of our nominating and governance committee are          ,          and          . Mr.           is the chairman of our nominating and governance committee. Our board has determined that each member of our nominating and governance committee meets current NASDAQ requirements for independence. The nominating and governance committee is responsible for, among other things:

•	assisting the board in identifying prospective director nominees and recommending director nominees to our board for each annual meeting of shareholders;

•	evaluating nominations by shareholders of candidates for election to our board;

•	recommending governance principles to our board;

•	overseeing the evaluation of our board of directors and management;

•	reviewing shareholder proposals for our annual meetings;

•	evaluating proposed changes to our charter documents and board committee charters;

•	reviewing and assessing our senior management succession plan; and

•	recommending to our board the members for each board committee.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

In the past, we have granted option awards to our non-employee directors in consideration for serving on our board of directors. We have not provided cash compensation to any directors for serving on our board of director or committees of our board of directors. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

The following table sets forth summary information concerning the type and total compensation paid or accrued for services rendered to us in all capacities to our non-employee directors for the fiscal year ended December 31, 2007.

2007 Director Compensation

	Option Awards	Total
Name	($)(1) (2)(3)	($)

Ray Aspiri	—	—
Thomas J. Cable	—	—
Peter A. Demopulos, M.D.	—	—
Leroy E. Hood, M.D, Ph.D.	—	—
David A. Mann	2,243	2,243
Jean-Philippe Tripet	—	—

(1)	Our directors did not receive any cash compensation during 2007. Amounts shown in this column represent the compensation cost for the year ended December 31, 2007 of option awards granted to each of our non-employee directors as determined in accordance with Statement of Financial Accounting Standards No. 123(revised), or SFAS 123R, using the Black-Scholes option valuation model. The assumptions used to calculate the value of option awards are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions.

(2)	During the year ended December 31, 2007, we granted to Mr. Mann an option award to purchase 25,000 shares of our common stock with an exercise price of $1.25 per share that vests over a three-year period in equal annual installments. This option award had a grant date fair value of $ 136,845.

(3)	As of December 31, 2007, Mr. Aspiri, Mr. Cable, Dr. Hood and Mr. Mann held option awards to purchase 30,000, 65,000, 50,000 and 25,000 shares of our common stock, respectively. All of these option awards, other than Mr. Mann’s option award as further described above in footnote 2, were fully vested and exercisable as of December 31, 2007.

Following the completion of this offering, all of our directors will be eligible to participate in our 2008 Equity Incentive Plan. For a more detailed description of these plans, see “Management — Executive Compensation — Employee Benefit Plans.”

Executive Compensation

Compensation Discussion and Analysis

The compensation committee of our board of directors is responsible for establishing and implementing our compensation philosophy and programs for executive officers. The objectives of our executive compensation program are to attract and retain individuals with the skills necessary to help us achieve our business goals, to reward those individuals who help us achieve those goals and to align their interests with those of our shareholders by tying a portion of executive compensation to shareholder value creation. Executive compensation is comprised of the following elements: base salary, annual merit increases, discretionary cash bonuses, stock option awards, severance and change of control benefits, and general benefits that are available to all full-time employees. We do not have any policies for allocating compensation among the elements of our executive compensation program, nor is the level of one element of compensation substantially dependent on the level of any other element of compensation. However, while we must offer base salaries at competitive rates to attract and retain individuals with the skills necessary to achieve our business goals, we believe that stock option awards are more effective than base salaries at aligning the interests of our executive officers with those of our shareholders. Our goal in setting executive compensation is to motivate our executive officers to achieve our business objectives and, as a result, stock option awards are an important component of an executive’s overall compensation.

In the past, we have determined the level for each element of compensation based on the contributions that each executive officer has made and are expected to make to our success, the experience and knowledge of our management and members of our compensation committee, the relative compensation paid to other members of our senior management, general economic factors and executive compensation surveys of, and public disclosures made by, biotechnology and pharmaceutical companies that we believe are comparable to us based on their location, stage of development and resources. Except for one option award we granted in 2007 to our chief financial officer that is described below, we have not historically established specific individual or corporate performance objectives in setting compensation levels regarding the various components of our compensation package. In the past, our compensation committee has conducted periodic reviews of executive compensation. Upon completion of this offering, our compensation committee intends to perform at least annually a review of our executive officers’ compensation to determine whether it meets the objectives of our executive compensation program.

The compensation of Gregory A. Demopulos, M.D., our president, chief executive officer, chief medical officer and chairman of the board of directors, has been determined by our compensation committee. Dr. Demopulos does not participate in the deliberations of the compensation committee regarding his compensation, although he does participate in negotiations with members of the compensation committee regarding his compensation. The compensation of our other executive officers has been determined by Dr. Demopulos in consultation with our compensation committee, provided that our compensation committee approves all stock option awards granted to executive officers. We have not engaged third-party consultants with respect to executive compensation matters but expect to do so in the future.

Upon completion of this offering, our compensation committee will determine and review the compensation of our executive officers with the input and advice of our chief executive officer and other members of management; however, an executive officer will not be present during portions of meetings of the compensation committee at which his or her compensation is discussed and approved. In addition, our compensation committee will have the authority to engage third-party consultants to assist it in determining the elements and levels of our executive compensation program, including any individual and corporate performance objectives.

Base Salary.  We fix the base salaries of our executive officers at levels that we believe enable us to attract and retain individuals with the skills necessary to achieve our business goals and that we believe are competitive with the base salaries paid by comparable pharmaceutical and biotechnology companies.

Effective as of January 1, 2007, we increased Dr. Demopulos’ annual base salary by $25,000 to $475,000, an increase of 6%. We increased his base salary to keep it at a level that is competitive with the base salary levels of similar positions paid by comparable pharmaceutical and biotechnology companies. The annual base salaries of Marcia S. Kelbon, our vice president, patent and general counsel and Richard J. Klein, our chief financial officer and treasurer, are currently $285,000 and $250,000, respectively. We believe that the base salaries of Ms. Kelbon and Mr. Klein are competitive with the base salaries paid by comparable pharmaceutical and biotechnology companies to executive officers with similar positions and experience.

Discretionary Cash Bonuses.  We have from time to time paid cash bonuses to reward performance achievements, but we have not implemented any plan or policy for awarding cash bonuses to our executive officers.

In 2007, as recognition of Dr. Demopulos’ leadership and the role he has played in our business since our founding in 1994, we approved payments to Dr. Demopulos in the amount of $278,000, which was approximately equal to the amount of Dr. Demopulos’ indebtedness to us, and a tax gross-up amount related to these payments of $159,000. Dr. Demopulos incurred this indebtedness to pay the exercise price of option awards with terms of only five years that he exercised between 2002 and 2005. Dr. Demopulos repaid all of his indebtedness to us in December 2007. In December 2007, we also approved a payment to Dr. Demopulos in the amount of $2,000 as a tax gross-up amount related to $3,500 in legal fees he incurred in connection with the negotiation of his employment agreement. We reimbursed Dr. Demopulos for these legal fees in 2007 pursuant to the terms of his prior employment agreement. Because we have not implemented any plan or policy for awarding cash bonuses to our employees, we did not pay any other cash bonuses to any of our other employees, including Ms. Kelbon and Mr. Klein, in 2007.

Option Awards.  We grant option awards to our executive officers as a means of aligning their interests with shareholder value creation and to reward long-term performance. In determining the size of grants of option awards to executive officers, our compensation committee considers the current equity ownership position of the executive officer, if any, the option awards granted to other senior managers in comparable positions both within our company and at comparable pharmaceutical and biotechnology companies, and the expected impact that the executive officer will have on meeting our business goals and increasing shareholder value. Our option awards to new employees vest over a four-year period beginning on an employee’s start date, with 1/4th of the shares vesting on the one-year anniversary of his or her start date and 1/48th of the total shares subject to the option award vesting each month thereafter. In addition to option awards for new employees, we typically grant additional options after an employee has fully vested in all of his or her previously granted option awards that generally vest ratably over 48 months beginning on or near the last vesting date of any previously granted option awards. We have also granted option awards to one of our executive officers with vesting tied to the achievement of defined business goals.

Because we grant option awards to our executive officers with exercise prices equal to the fair market value of our common stock on the date of grant, our option awards are only valuable to our executive officers if the price of our common stock increases after the date of grant. Our board of directors has historically determined the value of our common stock based on the consideration of several factors applicable to common stock of privately held companies including, among other things, the prices of our convertible preferred stock sold to outside investors, the rights of our convertible preferred stock relative to those of our common stock, our financial position, the status of our research and development efforts, our stage of development and business strategy, the composition of our management team, the market value of similar companies, the lack of liquidity of our common stock and our likelihood of achieving a liquidity event given prevailing market conditions. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. As a public company, we intend to grant equity awards at the closing public trading price of our common stock on the date of the grant.

To date, a substantial majority of our outstanding option awards have been granted under our Second Amended and Restated 1998 Stock Option Plan, which expired in February 2008, and the nura, inc. 2003 Stock Option Plan. Beginning in March 2008, we only grant option awards under our 2008 Equity Incentive Plan. Please see “Management — Executive Compensation — Employee Benefit Plans” for a description of these plans. The 2008 Equity Incentive Plan affords us greater flexibility in granting to our executive officers and other employees a wide variety of equity and equity-related awards, including option awards, stock appreciation rights, restricted stock awards, restricted stock units and performance units and shares.

Upon joining us in May 2007, we granted Mr. Klein one option award to purchase 250,000 shares of our common stock, or the base award, and another option award to purchase 25,000 shares of our common stock, or the performance award, each with an exercise price of $1.00 per share. The base award vests over a four-year period beginning on his start date with 1/4th of the shares subject to the base award vesting on May 14, 2008 and 1/48th of the shares subject to the base award vesting each month thereafter. The performance award is not eligible to commence vesting unless by May 14, 2008, the one-year anniversary of Mr. Klein’s start date, we close a public or private equity financing (1) in which the number of shares of stock sold in the financing represents no more than 20% of the shares of our stock outstanding, on an as-converted basis, as of immediately following the closing of the financing, in each case excluding any shares of stock sold in an initial public offering to underwriters to cover any over-allotments or (2) which meets other parameters associated with such financing determined by our board of directors. If we close a public or private financing that meets either of those targets by May 14, 2008, the performance option will vest on the same schedule as the base award. If we do not meet at least one of those targets by May 14, 2008, the performance award will be automatically cancelled. In determining the size of Mr. Klein’s option awards, the compensation committee reviewed option awards granted by comparable pharmaceutical and biotechnology companies to chief financial officers and determined that the size of Mr. Klein’s option awards was competitive to the option awards granted by those comparable companies.

In December 2007, our compensation committee granted option awards to Dr. Demopulos, Ms. Kelbon and Mr. Klein to purchase 200,000, 10,000 and 10,000 shares of our common stock, respectively. Each of these grants has an exercise price of $1.25 per share and vests over a four-year period, with 1/4th of the shares vesting on the one-year anniversary of the grant date and 1/48th of the shares subject to the award vesting each month thereafter. We granted these option awards in connection with company-wide grants that we made to all of our employees. The size of the option awards granted to our executive officers were based on their positions and the contributions that each of them has made to our business.

Severance and Change of Control Benefits.  We have entered into an employment agreement with Dr. Demopulos that provides him severance benefits if we terminate his employment without cause or if he terminates his employment with us for good reason. In addition, pursuant to the terms of our Second Amended and Restated 1998 Stock Option Plan, all option awards granted under that plan to our executive officers will accelerate as to 50% of the unvested shares upon a change of control and 100% of the unvested shares if the acquirer does not assume or replace an executive officer’s option awards or if, within one year of the change of control, an executive officer is terminated without cause or constructively terminated. See “Management — Executive Compensation — Potential Payment upon

Termination or Change in Control” below for a more detailed description and quantification of all of these severance benefits.

We believe that the severance and change of control benefits we provide to Dr. Demopulos are competitive with the benefits offered by comparable pharmaceutical and biotechnology companies to chief executive officers and founders with Dr. Demopulos’ tenure, experience and performance. In addition, we believe that these benefits help us to retain Dr. Demopulos because they mitigate some of the risks associated with working at a smaller company like ours versus other less risky and better cash remunerated job alternatives that Dr. Demopulos may have. In addition, because of the significant acquisition activity among pharmaceutical and biotechnology companies of our size, the critical role that executive officers play in the successful closing of an acquisition and the risk that an executive officer’s employment will be terminated as part of the acquisition, we believe that the change of control benefits that we provide to our executive officers under our Second Amended and Restated 1998 Stock Option Plan are necessary to attract and retain qualified individuals to serve as executive officers and to provide an incentive to contribute to the successful completion of an acquisition.

General Benefits.  Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, life and disability insurance and our 401(k) plan, in each case on the same basis as other employees, subject to applicable law. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies.

Summary Compensation Table

The following table shows all of the compensation awarded to, earned by, or paid to our principal executive officer, principal financial officer and our other executive officer for the year ended December 31, 2007. The officers listed in the table below are referred to in this prospectus as the “named executive officers.”

2007 Summary Compensation Table

					Option		All Other
		Salary		Bonus	Awards		Compensation		Total
Name and Principal Position	Year	($)		($)	($) (1)		($)		($)

Gregory A. Demopulos, M.D.	2007	474,940		278,011	5,359,554	(2)	178,755	(3)	6,291,260
President, Chief Executive Officer, Chief Medical Officer and Chairman of the Board of Directors
Marcia S. Kelbon, Esq.	2007	285,000		—	60,806		93		345,899
Vice President, Patent and General Counsel and Secretary
Richard J. Klein	2007	157,091	(4)	—	131,448		77		288,616
Chief Financial Officer and Treasurer

(1)	Amounts shown do not reflect compensation actually received by the named executive officers. Instead, the dollar amounts shown in this column represent the compensation cost for the year ended December 31, 2007 of option awards granted to each of our named executive officers as determined pursuant to SFAS 123R using the Black-Scholes option valuation model. The assumptions used to calculate the value of option awards are set forth in Note 10 to our consolidated financial statements included elsewhere in this prospectus. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions.

(2)	Amount shown does not reflect compensation actually received by Dr. Demopulos. Instead, the dollar amount shown represents $320,910 of non-cash compensation cost for the year ended December 31, 2007 of option awards granted and determined pursuant to SFAS 123R using the Black-Scholes option valuation model and

$5,038,644 of non-cash stock compensation under a variable stock compensation arrangement as described in Note 12 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Includes (a) $159,457 of tax gross-up payments related to bonuses we paid to Dr. Demopulos during 2007 and (b) $17,161 in perquisites and other personal benefits, which included payments for medical malpractice insurance, parking expenses, legal fees, medical practice fees and travel expenses.

(4)	Mr. Klein’s employment with us began in May 2007. His current annual base salary is $250,000.

Grant of Plan-Based Awards Table

The following table shows certain information regarding grants of plan-based awards to the named executive officers during the year ended December 31, 2007. All option awards shown in the table below were granted pursuant to our Second Amended and Restated 1998 Stock Option Plan.

2007 Grant of Plan-Based Awards

		All Other
		Option Awards:
		Number of		Grant Date Fair
		Securities	Exercise or Base	Value of Stock
		Underlying	Price of Option	and Option
		Options	Awards	Awards
Name	Grant Date	(#)	($/Share)	($)

Gregory A. Demopulos, M.D.	12/30/07	200,000	1.25	1,095,860
Marcia S. Kelbon, Esq.	12/30/07	10,000	1.25	54,793
Richard J. Klein	5/14/07	250,000	1.00	742,675
Richard J. Klein	5/14/07	25,000	1.00	74,268
Richard J. Klein	12/30/07	10,000	1.25	54,793

Executive Employment Agreements

Gregory A. Demopulos, M.D.  We have entered into an employment agreement with Dr. Demopulos dated as of December 30, 2007. Pursuant to the terms of his employment agreement, Dr. Demopulos is an at-will employee and is entitled to receive an annual base salary of $475,000, which our compensation committee will review at least annually. We may not reduce Dr. Demopulos’ annual base salary without his consent, except for a reduction that is consistent with an across-the-board reduction in base compensation payable to other employees with the title of director or higher. In addition, pursuant to the terms of the agreement, in December 2007 we approved a payment to Dr. Demopulos of $159,000 as a tax gross-up amount related to $278,000 in payments that we made to him that he used to repay indebtedness to us. He incurred this indebtedness to pay the exercise price of option awards with terms of only five years. See “Management — Executive Compensation — Outstanding Equity Awards at Fiscal Year-End” below for a description of the outstanding equity awards held by Dr. Demopulos.

Dr. Demopulos is entitled to participate in any bonus and incentive plans or programs that we may establish from time to time for our employees and is eligible to participate in any employee benefit and fringe plans that we make available to our employees with the title of director or higher, such as participation in our 401(k) plan, life insurance and company-paid health insurance. We have also agreed to allow Dr. Demopulos to maintain his status as a board-eligible orthopedic and hand and microvascular surgeon, which includes his performance of surgical procedures on a limited basis, and have agreed to pay related malpractice insurance and professional fees, which were $9,200 in 2007.

The employment agreement prohibits Dr. Demopulos from competing with us, directly or indirectly, or soliciting our employees to terminate their employment with us or to work with one of our competitors during his employment and for a period of up to two years following termination of his employment. In addition, the employment agreement prohibits him from soliciting or attempting to influence any of our customers or clients to purchase products from our competitors rather than our products.

We have agreed to enter into a new employment agreement with Dr. Demopulos by May 1, 2009. If we do not enter into a new agreement by that date because of our actions or omissions, we could be in material breach of his current employment agreement, which may entitle Dr. Demopulos to termination benefits. For a description of the termination provisions of Dr. Demopulos’ employment agreement, see “Management — Executive Compensation — Potential Payment upon Termination or Change in Control” below.

Marcia S. Kelbon, Esq.  We have not entered into an employment agreement with Ms. Kelbon, and she is an at-will employee. Pursuant to the terms of her employment offer letter, Ms. Kelbon received an initial annual base salary of $188,300, was granted one option award to purchase 210,000 shares of our common stock with an exercise price of $0.265 per share and is eligible to participate in our employee benefit plans. This option award vested over a four-year period beginning on October 1, 2001. As of December 31, 2007, Ms. Kelbon’s annual base salary was $285,000. See “Management — Executive Compensation — Outstanding Equity Awards at Fiscal Year-End” below for a description of the outstanding equity awards held by Ms. Kelbon.

Richard J. Klein.  We have not entered into an employment agreement with Mr. Klein, and he is an at-will employee. Pursuant to the terms of his employment offer letter, Mr. Klein receives an annual base salary of $250,000, is eligible to participate in our employee benefit plans and was granted one option award to purchase 250,000 shares of our common stock, or the base award, and another option award to purchase 25,000 shares of our common stock, or the performance award, each with an exercise price of $1.00 per share. The base award vests over a four-year period beginning May 14, 2007 as follows: 1/4th of the shares subject to the base award vest on May 14, 2008 and 1/48th of the shares subject to the base award vest each month thereafter. The performance award is not eligible to commence vesting unless by May 14, 2008, the one-year anniversary of Mr. Klein’s start date, we close a public or private equity financing (1) in which the number of shares of stock sold in the financing represents no more than 20% of the shares of our stock outstanding, on an as-converted basis, as of the date immediately following the closing of the financing, in each case excluding any shares of stock sold in an initial public offering to underwriters to cover any over-allotments or (2) which meets other parameters associated with such financing determined by our board of directors. If we close a public or private financing that meets either of those targets by May 14, 2008, the performance option will vest on the same schedule as the base award. If we do not meet at least one of those targets by May 14, 2008, the performance award will be automatically cancelled.

Pursuant to the terms of both of these option awards, Mr. Klein has the right to exercise these option awards for shares that he is not vested in, provided that if Mr. Klein’s employment with us terminates for any reason prior to him vesting into any of shares that he exercised, we have the right, but not the obligation, to repurchase at the original purchase price any shares that Mr. Klein exercised and that he is not vested in as of the date of his termination. In addition, if Mr. Klein exercises the performance award and by May 14, 2008 we have not met either of the targets necessary for the performance award to begin vesting, we will have the right, but not the obligation, to repurchase, at the original purchase price, any shares he purchased pursuant to the exercise of the performance award. As of December 31, 2007, Mr. Klein had exercised a portion of the base award by purchasing 150,000 shares of our common stock at a purchase price of $150,000. See “Management — Executive Compensation — Outstanding Equity Awards at Fiscal Year-End” below for a description of the outstanding equity awards held by Mr. Klein.

Potential Payments upon Termination or Change in Control

We have entered into an employment agreement with Dr. Demopulos that requires us to make payments to him upon termination of his employment in the circumstances described below. In addition, under the terms of our Second Amended and Restated 1998 Stock Option Plan, all of our named executive officers are entitled to acceleration of vesting of their option awards upon our change in control. These arrangements are discussed below.

Employment Agreement with Gregory A. Demopulos, M.D.

The compensation due to Dr. Demopulos pursuant to his employment agreement in the event of the termination of his employment with us varies depending upon the nature of the termination.

Termination Without Cause or for Good Reason.  Dr. Demopulos’ employment agreement provides that if we terminate him without “cause,” as defined below, or if he terminates his employment with us for “good reason,” as defined below, then until the earlier of (1) two years from the date of his termination and (2) his start date with a new employer that pays him an annual base salary at least equal to the annual base salary we paid to him prior to his termination (provided that if he terminates his employment for good reason because of a reduction in his annual base salary, then the annual base salary that will be measured will be the annual base salary we paid him prior to such reduction), we will be obligated to pay him on our regularly scheduled payroll dates on an annualized basis:

•	the annual base salary he was receiving as of his termination, provided that if he terminates his employment for good reason because of a reduction in his annual base salary, then the annual base salary we will be obligated to pay him will be his annual base salary in effect prior to such reduction; plus

•	the greater of (1) the average annual bonus he received in the preceding two calendar years and (2) any bonus he would have been entitled to in the year of his termination as determined by our board of directors in good faith.

In addition, if we terminate Dr. Demopulos without cause or if he terminates his employment with us for good reason, all of his unvested option awards will immediately vest and become exercisable until the maximum term of the respective option awards and all unvested restricted shares he holds will immediately vest. Dr. Demopulos and his eligible dependents may also continue to participate in all health plans we provide to our employees on the same terms as our employees, unless his new employer provides comparable coverage.

“Cause” is defined under Dr. Demopulos’ employment agreement to mean:

•	his willful misconduct or gross negligence in performance of his duties, including his refusal to comply in any material respect with the legal directives of our board of directors so long as such directives are not inconsistent with his position and duties, and such refusal to comply is not remedied within ten working days after written notice from the board of directors;

•	dishonest or fraudulent conduct that materially discredits us, a deliberate attempt to do an injury to us, or conduct that materially discredits us or is materially detrimental to the reputation of us, including conviction of a felony; or

•	his material breach, if incurable, of any element of his confidential information and invention assignment agreement with us, including without limitation, his theft or other misappropriation of our proprietary information.

Dr. Demopulos may terminate his employment for “good reason” if he terminates his employment with us within 120 days of the occurrence of any of the following events:

•	any material diminution in his authority, duties or responsibilities;

•	any material diminution in his base salary;

•	we relocate his principal work location to a place that is more than 50 miles from our current location; or

•	we materially breach his employment agreement, which may include, for example, our failure to enter into a new employment agreement by May 1, 2009 because of our actions or omissions.

If any of the above events have occurred as a result of our action, we will have 30 days from notice of such event from Dr. Demopulos to remedy the situation, in which case Dr. Demopulos will not be entitled to terminate his employment for good reason related to the event.

If Dr. Demopulos had been terminated without cause or if he had terminated his employment with good reason on December 31, 2007, Dr. Demopulos would have been entitled to receive an annual base salary of $475,000 and an annual bonus amount of $235,700, payable on a bi-monthly basis over a period of up to two years from the date of termination. In addition, option awards with a value of $      would automatically vest upon his termination, which is the difference between the exercise price of the option awards held by Dr. Demopulos and the assumed initial public offering price of $      (the mid-point of the range set forth on the cover page of this prospectus), multiplied by the number of shares that would have vested on December 31, 2007 as the result of his termination. Dr. Demopulos and his eligible dependents would also be entitled to participate in the health plans we provide to our employees for a period of up to two years from the date of his termination at a cost to us of approximately $10,500.

Termination for Cause, Voluntary Termination, Death or Disability.  If we terminate Dr. Demopulos for cause, if other than for good reason he voluntarily terminates his employment or if his employment is terminated as a result of his death or “disability,” as defined below, Dr. Demopulos will be entitled to receive payments for all earned but unpaid salary bonuses and vacation time, but he will not be entitled to any severance benefits.

“Disability” is defined under his employment agreement as his inability to perform his duties as the result of his incapacity due to physical or mental illness, and such inability, which continues for at least 120 consecutive calendar days or 150 calendar days during any consecutive twelve-month period, if shorter, after its commencement, is determined to be total and permanent by a physician selected by us and our insurers and acceptable to Dr. Demopulos.

Second Amended and Restated 1998 Stock Option Plan

Pursuant to our Second Amended and Restated 1998 Stock Option Plan, or 1998 Stock Plan, in the event of a “change in control,” as defined below, the vesting of option awards issued pursuant to the 1998 Stock Plan, including those held by Dr. Demopulos, Ms. Kelbon, and Mr. Klein, will be accelerated to the extent of 50% of the remaining unvested shares. If there is no assumption or substitution of outstanding option awards by the successor corporation in the change in control, the option awards will become fully vested and exercisable immediately prior to the change in control. In addition, pursuant to the terms of the 1998 Stock Plan, if within 12 months following a change in control Dr. Demopulos, Ms. Kelbon or Mr. Klein is terminated without “cause” or as a result of a “constructive termination,” as such terms are defined below, any outstanding option awards held by him or her that we issued pursuant to the 1998 Stock Plan will become fully vested and exercisable.

The following terms have the following definitions under the 1998 Stock Plan:

•	a “change in control” means proposed sale of all or substantially all of the assets of us, or the merger of us with or into another corporation, or other change in control;

•	a termination for “cause” means a termination of an employee for any of the following reasons: (1) his or her willful failure to substantially perform his or her duties and responsibilities to us or a deliberate violation of a company policy; (2) his or her commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to us; (3) unauthorized use or disclosure by him or her of any proprietary information or trade secrets of ours or any other party to whom he or she owes an obligation of nondisclosure as a result of his or her relationship with us; or (4) his or her willful breach of any of his or her obligations under any written agreement or covenant with us; and

•	a “constructive termination” means the occurrence of any of the following events: (1) there is a material adverse change in an employee’s position causing such position to be of materially reduced stature or responsibility; (2) a reduction of more than 30% of an employee’s base compensation unless in connection with similar decreases of other similarly situated employees; or (3) an employee’s refusal to comply with our request to relocate to a facility or location more than 50 miles from our current location; provided that in order for an employee to be constructively terminated, he or she must voluntarily terminate his or her employment within 30 days of the applicable material change or reduction.

The following table summarizes the benefits that Dr. Demopulos, Ms. Kelbon and Mr. Klein would have been entitled to receive pursuant to the terms of the 1998 Stock Plan had a change in control occurred on December 31, 2007. The amounts below represent the difference between the exercise price of the option awards issued under the 1998 Stock Plan and held by these employees and the assumed initial public offering price of $        (the mid-point of the range set forth on the cover page of this prospectus), multiplied by the number of shares that would have vested on December 31, 2007 upon the occurrence of each of the events identified in the table below.

	Successor in	Successor in	Employee is Terminated
	Change in Control	Change in Control	Without Cause or
	Assumes or	does not Assume	Constructively Terminated
	Replaces Option	or Replace Option	within Twelve Months of
Name	Awards ($)	Awards ($)	Change in Control ($)

Gregory A. Demopulos, M.D.
Marcia S. Kelbon, Esq.
Richard J. Klein

Employee Benefit Plans

Second Amended and Restated 1998 Stock Option Plan

Our board of directors adopted our 1998 Stock Plan in February 1998 and our shareholders approved it in February 1998. Our 1998 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, or the Code, to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants.

Share Reserve.  We have reserved a total of 8,311,516 shares of our common stock for issuance pursuant to our 1998 Stock Plan. As of December 31, 2007, option awards to purchase 5,843,306 shares of common stock were outstanding, 221,529 shares were available for future grant under this plan and 2,246,681 shares had been issued upon the exercise of option awards granted pursuant to this plan. We will not grant any additional option awards under our 1998 Stock Plan. However, the 1998 Stock Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Administration.  Our board of directors or a committee appointed by our board of directors administers our 1998 Stock Plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the completion of this offering. Under our 1998 Stock Plan, the plan administrator has the power to determine the terms of the awards, including the employees and consultants who will receive awards, the exercise price of each award, the number of shares subject to each award, the vesting schedule and exercisability of each award and the form of consideration payable upon exercise.

Stock Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. The exercise price of nonstatutory stock options may be determined by the plan administrator provided that, if the grantee is our chief executive officer or one of our four most highly compensated executive officers other than our chief executive officer, the per share price may be no less than 100% of the fair market value. With respect to incentive stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

Effect of Termination of Service.  Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option award for the period of time stated in the option agreement, to the extent his or her option award is vested on the date of termination. In the absence of a stated period in the award agreement, if termination is due to disability, the option award will remain exercisable for up to twelve months following termination or, if termination is due to death or death occurs within 30 days of termination, the option award will remain exercisable for up to 12 months following the date of death. If termination is for cause, the option award will immediately terminate in its entirety. For all other terminations, unless otherwise stated in the award agreement, the option award will remain exercisable for 30 days. An option award may never be exercised after the expiration of its term.

Effect of a Change of Control.  Our 1998 Stock Plan provides that, in the event of certain change of control transactions, including our merger with or into another corporation or the sale of all or substantially all of our assets, the vesting of the awards will be accelerated to the extent of 50% of the remaining unvested shares. If there is no assumption or substitution of outstanding awards by the successor corporation, the awards will become fully vested and exercisable immediately prior to the change in control unless otherwise determined by the plan administrator at the time of grant. Our 1998 Stock Plan provides that, for certain officers of the company who are terminated without cause or constructively terminated within the twelve months after a change of control transaction, any outstanding award held by them will become fully vested and exercisable.

Transferability.  Unless otherwise determined by the plan administrator, the 1998 Stock Plan generally does not allow for the sale or transfer of awards under the 1998 Stock Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by that participant.

Additional Provisions.  Our board of directors has the authority to amend, suspend or terminate the 1998 Stock Plan provided that action does not impair the rights of any participant without the written consent of that participant.

Plan Amendments and Termination.  Our 1998 Stock Plan automatically terminated in February 2008. However, the 1998 Stock Plan continues to govern the terms and conditions of outstanding awards previously granted thereunder. In addition, our board of directors has the authority to amend the 1998 Stock Plan provided that such action does not impair the rights of any participant.

nura, inc. 2003 Stock Option Plan

In connection with our acquisition of nura in August 2006, we assumed the nura, inc. 2003 Stock Option Plan, or 2003 Stock Plan, and all of the option awards issued pursuant to the 2003 Stock Plan that were outstanding as of the date of the acquisition. Our 2003 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants. The 2003 Stock Plan also allows for the award of stock purchase rights.

Share Reserve.  A total of 15,192 shares of our common stock are reserved for issuance pursuant to our 2003 Stock Plan. As of December 31, 2007, options to purchase 6,070 shares of common stock were outstanding. We will not grant any additional awards under our 2003 Stock Plan. However, the 2003 Stock Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Administration.  Our board of directors or a committee appointed by our board of directors administers our 2003 Stock Plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the completion of this offering. Under the nura 2003 Stock Plan, the plan administrator has the power to determine the terms of the awards, including the employees and consultants who will receive awards, the exercise price of the award, the number of shares subject to each award, the vesting schedule and exercisability of each award and the form of consideration payable upon exercise.

Stock Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. The exercise price of nonstatutory stock options may be determined by the plan administrator. With respect to incentive stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

Effect of Termination of Service.  Upon termination of a participant’s service with us or with a subsidiary of ours, he or she may exercise his or her option award for the period of time stated in the option agreement, to the extent his or her option award is vested on the date of termination. In the absence of a stated period in the award agreement, if termination is due to death or disability, the option award will remain exercisable for up to twelve months. For all other terminations, unless otherwise stated in the award agreement, the option award will remain exercisable for three months. An option award may never be exercised after the expiration of its term.

Effect of a Change of Control.  Our 2003 Stock Plan provides that in the event of our merger with or into another corporation or our “change in control,” the successor corporation will assume or substitute an equivalent award for each outstanding award under the plan. If there is no assumption, substitution or replacement of outstanding awards, such awards will become fully vested and exercisable immediately prior to the merger or change in control, and the administrator will provide notice to the recipient that he or she has the right to exercise such outstanding awards for a period of 15 days from the date of the notice. The awards will terminate upon the expiration of the 15-day period.

Transferability.  Unless otherwise determined by the plan administrator, the 2003 Stock Plan generally does not allow for the sale or transfer of awards under the 2003 Stock Plan other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by that participant.

Additional Provisions.  Our board of directors has the authority to amend, suspend or terminate the 2003 Stock Plan without the written consent of a participant, provided that the action does not impair the rights of that participant.

Plan Amendments and Termination.  Our 2003 Stock Plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2003 Stock Plan provided such action does not impair the rights of any participant. We will not grant any additional awards under our 2003 Stock Plan and this plan will be terminated upon the completion of this offering but will continue to govern the terms and conditions of outstanding awards previously granted thereunder.

2008 Equity Incentive Plan

Our board of directors adopted our 2008 Equity Incentive Plan in February 2008, and our shareholders approved the 2008 Equity Incentive Plan in March 2008. Our 2008 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve.  We have reserved a total of 1,750,000 shares of our common stock for issuance pursuant to the 2008 Equity Incentive Plan plus any shares returned to the 1998 Stock Plan as a result of termination of options or repurchase of shares issued pursuant to such plan, with the maximum number of shares returned equal to 6,046,303 shares.

In addition, our 2008 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the least of:

•	five percent of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year;

•	3,500,000 shares; and

•	such other amount as our board of directors may determine.

Administration.  Our board of directors or a committee of our board administers our 2008 Equity Incentive Plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the completion of this offering. In the case of option awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price and/or cash, or outstanding awards may be transferred to a third party.

Option Awards.  The exercise price of option awards granted under our 2008 Equity Incentive Plan must generally at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. In addition, the term of an option granted to a resident of California prior to the effective date of the registration statement to which this prospectus is a part may not exceed ten years. The administrator determines the term of all other option awards.

After termination of an employee, director or consultant, he or she may exercise his or her option award for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights.  Stock appreciation rights may be granted under our 2008 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Awards.  Restricted stock may be granted under our 2008 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.  Restricted stock units may be granted under our 2008 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of restricted stock units including the vesting criteria and the form and timing of payment.

Performance Units and Shares.  Performance units and performance shares may be granted under our 2008 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Transferability of Awards.  Unless the administrator provides otherwise, our 2008 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions.  Our 2008 Equity Incentive Plan provides that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award or replace each outstanding award with a comparable cash incentive program of the successor corporation or its parent or subsidiary based on the award value at the time of the transaction. If awards are assumed, substituted or replaced as described above, options and stock appreciation rights will vest as to 50% of their unvested shares, restriction on restricted stock and restricted stock units will lapse with respect to 50% of shares subject to such restrictions and with respect to performance-based awards, all performance goals or other vesting criteria will be deemed achieved at 100% of the target levels and all other terms and conditions will be deemed met with respect to 50% of the shares subject to such terms and conditions. If there is no assumption or substitution of outstanding awards and no replacement of outstanding awards with such cash incentive program, the awards will fully vest, all restrictions will lapse and become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Plan Amendments and Termination.  Our 2008 Equity Incentive Plan will automatically terminate in 2018, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2008 Equity Incentive Plan provided such action does not impair the rights of any participant.

Individual Option Awards

On December 11, 2001 we granted individual option awards to purchase an aggregate of 148,906 shares of our common stock to two of our founders, including Gregory A. Demopulos, M.D., our president, chief executive officer, chief medical officer and chairman of the board of directors. These option awards were fully vested upon grant and are exercisable until December 11, 2011. As of December 31, 2007, option awards to purchase an aggregate of 58,806 shares of our common stock, with an exercise price of $0.265 per share, were outstanding under these individual option awards.

401(k) Plan

We maintain a 401(k) Plan that is intended to be a tax-qualified retirement plan. The 401(k) Plan covers all of our employees who meet eligibility requirements. Currently, employees may elect to defer up to 75% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) Plan. Under the 401(k) Plan, we may elect to make a discretionary contribution or match a discretionary percentage of employee contributions but we currently do not make any contributions nor have we matched any employee contributions. The 401(k) Plan has a discretionary profit sharing component, which to date we have not implemented, whereby we can make a contribution in an amount to be determined annually by our board of directors. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows certain information regarding outstanding equity awards held by each of the named executive officers as of December 31, 2007.

2007 Outstanding Equity Awards at Fiscal Year-End

	Option Awards						Stock Awards
			Number of
	Number of		Securities
	Securities		Underlying				Number of		Market Value of
	Underlying		Unexercised		Option		Shares of Units		Shares or Units
	Unexercised		Options		Exercise	Option	of Stock That		of Stock That
	Options		(#)		Price	Expiration	Have Not		Have Not
Name	(#) Exercisable		Unexercisable(1)		($)	Date	Vested (#)		Vested ($)(2)

Gregory A. Demopulos, M.D.	3,025		—		0.265	12/10/11	—		—
	566,666		233,334	(3)	0.50	12/11/16	—		—
	850,000		350,000	(3)	0.50	12/11/16	—		—
	—		200,000	(4)	1.25	12/29/17	—		—
Marcia S. Kelbon, Esq.	205,833		174,167	(5)	0.50	12/11/16	—		—
	—		10,000	(4)	1.25	12/29/17	—		—
Richard J. Klein	100,000	(6) (7)	—		1.00	05/13/17	150,000	(6) (7)
	25,000	(6) (8)	—		1.00	05/13/17	—		—
	—		10,000	(4)	1.25	12/29/17	—		—

(1)	These option awards were granted pursuant to the 1998 Stock Plan, which provides for the automatic vesting of at least a portion of any unvested options upon a change of control transaction as described under the section of this prospectus entitled “Management — Employee Benefit Plans — Second Amended and Restated 1998 Stock Option Plan.”

(2)	The market value of shares of stock that have not vested has been calculated using the assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus).

(3)	The shares subject to the option award vest on a monthly basis in equal amounts over a four-year period that began on February 28, 2005.

(4)	1/4th of the shares subject to the option award vest on December 30, 2008 and 1/48th of the shares subject to the option award vest each month thereafter

(5)	The shares subject to the option award vest on a monthly basis in equal amounts over a four-year period that began on October 1, 2005.

(6)	Mr. Klein was not vested in these shares as of December 31, 2007. Pursuant to the terms of the option award, Mr. Klein has the right to purchase unvested shares, provided that if his employment terminates for any reason prior to him vesting into any shares that he exercised, we have the right, but not the obligation, to repurchase at the original purchase price any shares that he exercised and is not vested in as of the date of his termination.

(7)	A total of 250,000 shares are subject to this option award. 1/4th of the shares subject to the option vest on May 14, 2008 and 1/48th of the shares vest each month thereafter. As of December 31, 2007, Mr. Klein had purchased 150,000 of these shares, none of which were vested.

(8)	1/4th of the shares subject to the option award vest on May 14, 2008 and 1/48th of the shares vest each month thereafter, provided that if we do not meet the performance targets described in “Management — Executive Compensation — Executive Employment Agreements — Richard J. Klein,” this option shall automatically terminate on May 14, 2008.

Option Exercises and Stock Vested Table

The following table shows certain information regarding option exercises by each of the named executive officers during the year ended December 31, 2007.

2007 Option Exercises and Stock Vested

	Option Awards
	Number of
	Shares Acquired	Value Realized
	on Exercise	on Exercise
Name	(#)	(#)(1)

Gregory A. Demopulos, M.D.	20,000
Marcia S. Kelbon, Esq.	70,000
Richard J. Klein (2)	—	—

(1)	The value realized on exercise has been calculated using the assumed initial public offering price of $ per share (the mid-point of the range set forth on the cover page of this prospectus).

(2)	During the year ended December 31, 2007, Mr. Klein purchased 150,000 shares of our common stock pursuant to the exercise of an option award. Because none of these shares were vested as of December 31, 2007, they are not reflected in the table above.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Limitation of Liability and Indemnification

Our articles of incorporation contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Washington law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	acts or omissions that involve intentional misconduct or a knowing violation of law;

•	unlawful distributions; or

•	any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Our articles of incorporation and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Washington law. Any repeal of or modification to our articles of incorporation or bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Washington law.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors.

With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions contained in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2005 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Management—Non-Employee Director Compensation” and “Management — Executive Compensation.”

Stock Issuances

Option Award Exercises

Since January 1, 2005, Gregory A. Demopulos, M.D., our president, chief executive officer, chief medical officer and chairman of the board of directors and holder of more than five percent of our capital stock, has purchased 20,000 and 559,917 shares of our common stock at prices of $0.175 and $0.2915 per share, respectively, by exercising option awards granted pursuant to our 1998 Stock Plan, resulting in an aggregate purchase price of $166,716.

Since January 1, 2005, Marcia S. Kelbon, our vice president, patent and general counsel and secretary, has purchased 157,500 shares of our common stock at a price of $0.265 per share by exercising an option award granted pursuant to our 1998 Stock Plan, resulting in an aggregate purchase price of $41,738.

In June 2007, Richard J. Klein, our chief financial officer and treasurer, purchased 150,000 shares of our common stock at a price of $1.00 per share by exercising an option award granted pursuant to our 1998 Stock Plan, resulting in an aggregate purchase price of $150,000. Pursuant to the terms of his option award, Mr. Klein has the right to exercise his option award for shares that he is not vested in. As of December 31, 2007, Mr. Klein had not vested in any shares of common stock that he purchased by exercising his option award. If Mr. Klein’s employment terminates before he fully vests in the shares that he purchased, we will have the right, but not the obligation, to repurchase the unvested shares at a price of $1.00 per share.

Common Stock Warrant Exercises

In December 2007, Thomas J. Cable, Gregory A. Demopulos, M.D., Peter A. Demopulos, M.D., FACC and Aspiri Enterprises, LLC, of which Ray Aspiri is the managing partner and a member, each purchased 17,857 shares of our common stock at a price of $1.75 per share by exercising common stock warrants granted to them in December 1997 in connection with their agreements to guarantee a loan made to us by a third party that we have repaid.

Acquisition of nura, inc.

On August 11, 2006, we issued to the related persons named in the table below the following number of shares of our Series E convertible preferred stock and common stock in connection with our acquisition of nura, inc.

	Series E Convertible
	Preferred Stock	Common Stock
Name	(#)	(#)

Aravis Venture I, L.P.(1)	559,551	6,925
Entities affiliated with ARCH Venture Partners (2)	839,326	7,741

(1)	Jean-Philippe Tripet, a member of our board of directors, is managing partner of Aravis Venture I, L.P. Mr. Tripet holds the title of Director of Aravis General Partner Ltd., which serves as general partner of Aravis Venture I, L.P. Mr. Tripet disclaims beneficial ownership of the shares held by Aravis Venture I, L.P., except to the extent of his proportionate pecuniary interest therein.

(2)	Represents (a) 833,787 and 7,690 shares of Series E convertible preferred stock and common stock, respectively, held by ARCH Venture Fund V, L.P. and (b) 5,539 and 51 shares of Series E convertible preferred stock and common stock, respectively, held by ARCH V Entrepreneurs Fund V, L.P. These two associated partnerships together hold more than five percent of our capital stock.

Private Placement of Series E Convertible Preferred Stock

On August 21, 2006, we issued and sold to the related persons named in the table below the following number of shares of our Series E convertible preferred stock at a price of $5.00 per share.

	Series E Convertible	Aggregate Purchase
	Preferred Stock	Price
Name	(#)	($)

Aravis Venture I, L.P.	400,000	2,000,000
Entities affiliated with ARCH Venture Partners (1)	600,000	3,000,000

(1)	Represents 595,984 and 4,016 shares of Series E convertible preferred stock that we issued and sold to ARCH Venture Fund V, L.P. and ARCH V Entrepreneurs Fund V, L.P., respectively.

Agreement and Plan of Reorganization with nura, inc.

In connection with our acquisition of nura on August 11, 2006, we entered into an agreement and plan of reorganization with nura that provides for the issuance of our capital stock in exchange for all of the outstanding capital stock of nura. In connection with this agreement, 15% of the shares of Series E convertible preferred stock that we issued to the former holders of nura capital stock were placed into escrow until February 11, 2008 to secure claims we may bring for indemnification pursuant to the agreement, including 83,932, 125,068 and 830 shares issued to Aravis Venture I, L.P., ARCH Venture Fund V, L.P. and ARCH V Entrepreneurs Fund V, L.P., respectively. These shares of Series E convertible preferred stock were released from escrow in February 2008 and will automatically convert into an equivalent number of shares of common stock upon the completion of this offering. In addition, ARCH Venture Corporation, which is affiliated with ARCH Venture Partners, was named as the agent of the former stockholders of nura, inc. under the agreement and plan of reorganization.

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with the purchasers of our convertible preferred stock and certain holders of our common stock, including entities affiliated with ARCH Venture Partners, Aravis Venture I, L.P., Aspiri Enterprises, LLC, Thomas J. Cable, Gregory A. Demopulos, M.D., Peter A. Demopulos, M.D., FACC and Leroy E. Hood, M.D., Ph.D. The holders of 26,022,263 shares of our common stock, including the shares of common stock issuable upon conversion of all outstanding shares of our convertible preferred stock, are entitled to registration rights with respect to these shares under the Securities Act of 1933, as amended. For a more detailed description of these registration rights, including the limitations on these rights related to this offering, see “Description of Capital Stock — Registration Rights.”

Loans

On December 31, 2002, March 13, 2003, December 31, 2003 and December 31, 2005 we made loans to Gregory A. Demopulos, M.D. with principal amounts of $65,000, $28,116, $58,300 and $87,450, respectively, that accrue interest on the principal amounts at annual rates of 4.5%, 4.5%, 3.0% and 6.25%, respectively. Dr. Demopulos used the proceeds from these loans to exercise option awards that had terms of five years. Each of these loans was secured by our common stock held by Dr. Demopulos. In December 2007, the full balance of $278,011, including $238,866 of principal and $39,145 accrued interest, was repaid.

Technology Transfer Agreements

In June 1994, we entered into a technology transfer agreement with Gregory A. Demopulos, M.D. pursuant to which he irrevocably transferred to us all of his intellectual property rights in our PharmacoSurgery platform. In December 2001, we entered into a second technology transfer agreement with Dr. Demopulos pursuant to which he irrevocably transferred to us all of his intellectual property rights in our Chondroprotective program. Other than his rights as a shareholder, Dr. Demopulos has not retained any rights to our PharmacoSurgery platform or Chondroprotective program, except that if we file for liquidation under Chapter 7 of the U.S. Bankruptcy Act or voluntarily liquidate or dissolve, other than in connection with a merger, reorganization, consolidation or sale of assets, Dr. Demopulos and another one of our co-founders, Pamela Pierce Palmer, M.D., Ph.D., have the right to repurchase the initial PharmacoSurgery intellectual property at the then-current fair market value.

Policies and Procedures for Related-Party Transactions

We intend to adopt a formal policy that our executive officers, directors, and principal shareholders, including their immediate family members, are not permitted to enter into a related-party transaction with us without the approval of our audit committee. Any request for us to enter into a transaction with an executive officer, director, principal shareholder, or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, other than transactions involving compensation for services provided to us as an executive officer or director, must be presented to our audit committee for review, consideration and approval. All of our directors and executive officers are required to report to our audit committee any such related-party transaction. In approving or rejecting the proposed related-party transaction, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, whether the transaction is fair to us and whether the terms of the transaction would be similar if the transaction did not involve a related party, whether the transaction would impair the independence of a non-employee director, the materiality of the transaction and whether the transaction would present an improper conflict of interest between us and the related party. This policy will become effective upon completion of this offering and is intended to meet NASDAQ listing requirements. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at December 31, 2007, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 27,975,726 shares of common stock outstanding at December 31, 2007. For purposes of the table below, we have assumed that           shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person that are currently exercisable or exercisable within 60 days of December 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Omeros Corporation, 1420 Fifth Avenue, Suite 2600, Seattle, Washington 98101.

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before
Name of Beneficial Owner	Owned	Offering	After Offering

5% Shareholders:
Entities affiliated with ARCH Venture Partners (1)	1,447,067	5.2%
Directors and Executive Officers:
Gregory A. Demopulos, M.D. (2)	4,394,563	14.9%
Marcia S. Kelbon, Esq. (3)	431,666	1.5%
Richard J. Klein (4)	275,000	*
Ray Aspiri (5)	317,857	1.1%
Thomas J. Cable (6)	194,163	*
Peter A. Demopulos, M.D., FACC (7)	517,045	1.8%
Leroy E. Hood, M.D., Ph.D. (8)	106,603	*
David A. Mann	—	—
Jean-Philippe Tripet (9)	966,476	3.5%
All executive officers and directors as a group (9 persons) (10)	7,203,373	24.0%

*	Less than one percent

(1)	Represents (a) 1,437,461 shares of common stock held by ARCH Venture Fund V, L.P. and (b) 9,606 shares of common stock held by ARCH V Entrepreneurs Fund, L.P.

(2)	Includes 1,503,025 shares of common stock that Dr. Demopulos has the right to acquire from us within 60 days of December 31, 2007 pursuant to the exercise of option awards.

(3)	Includes 221,666 shares of common stock that Ms. Kelbon has the right to acquire from us within 60 days of December 31, 2007 pursuant to the exercise of option awards.

(4)	Represents (a) 150,000 shares of common stock that Mr. Klein acquired from us pursuant to the exercise of an option award and (b) 125,000 shares of common stock that Mr. Klein has the right to acquire from us within 60 days of December 31, 2007 pursuant to the exercise of option awards. Pursuant to the terms of his option awards, Mr. Klein has the right to exercise his option awards for shares that he is not vested in. As of December 31, 2007, Mr. Klein had not vested in any shares of common stock that he purchased by exercising his option award. If Mr. Klein’s employment terminates before he fully vests in the shares that he purchased, we will have the right, but not the obligation, to repurchase the unvested shares at a price of $1.00 per share. See “Management — Executive Compensation — Executive Employment Agreements — Richard J. Klein” for a description of the vesting terms of Mr. Klein’s option awards.

(5)	Represents (a) 30,000 shares of common stock that Mr. Aspiri has the right to acquire from us within 60 days of December 31, 2007 pursuant to the exercise of option awards and (b) 287,857 shares of common stock held by Aspiri Enterprises LLC. Mr. Aspiri is the managing partner and a member of Aspiri Enterprises LLC.

(6)	Includes (a) 65,000 shares of common stock that Mr. Cable has the right to acquire from us within 60 days of December 31, 2007 pursuant to the exercise of option awards and (b) 20,000 shares of common stock held by the Thomas J. Cable Defined Benefit Retirement Plan, of which Mr. Cable is the beneficiary.

(7)	Includes 322,188 shares of common stock held by the Demopulos Family Trust, of which Dr. Peter A. Demopulos is the trustee and a beneficiary along with his mother and sister. Dr. Peter A. Demopulos disclaims beneficial ownership of the shares held by the Demopulos Family Trust except to the extent of his pecuniary interest therein.

(8)	Includes 50,000 shares of common stock that Dr. Hood has the right to acquire from us within 60 days of December 31, 2007 pursuant to the exercise of option awards.

(9)	Represents 966,476 shares of common stock held by Aravis Venture I, L.P. Mr. Tripet holds the title of director of Aravis General Partner Ltd., which serves as general partner of Aravis Venture I, L.P. Mr. Tripet disclaims beneficial ownership of the shares held by Aravis Venture I, L.P., except to the extent of his proportionate pecuniary interest therein.

(10)	Includes 1,994,691 shares of common stock that our executive officers and directors have the right to acquire from us within 60 days of December 31, 2007 pursuant to the exercise of option awards.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our articles of incorporation and bylaws, as they will be in effect upon completion of this offering. For more detailed information, please see our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of 170,000,000 shares, each with a par value of $0.01 per share, of which:

•	150,000,000 shares will be designated as common stock; and

•	20,000,000 shares will be designated as preferred stock.

As of December 31, 2007, assuming the conversion of all outstanding shares of our convertible preferred stock into common stock, we had outstanding 27,975,726 shares of common stock. All of our outstanding shares of convertible preferred stock will automatically convert into common stock upon completion of this offering.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the shareholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

As of December 31, 2007, we had warrants outstanding to purchase an aggregate of 409,643 shares of our common stock, assuming the conversion of our convertible preferred stock into common stock, as follows:

•	A warrant that we assumed in connection with our acquisition of nura on August 11, 2006 to purchase 22,613 shares of our common stock with an exercise price of $4.66 per share. This warrant will terminate upon the earlier of (a) April 26, 2015 or (b) certain acquisitions of us as described in the warrant.

•	Warrants issued on March 29, 2007 to purchase an aggregate of 387,030 shares of our common stock with an exercise price of $6.25 per share. If not exercised, these warrants will terminate on the earlier of (a) completion of this offering, (b) a change of control as defined in the warrants or (c) March 28, 2012.

The Stanley Medical Research Institute

Pursuant to our funding agreement with The Stanley Medical Research Institute, or SMRI, if we meet milestones set forth in the funding agreement, we have agreed to meet with SMRI to discuss whether SMRI will make, and whether we will accept, further equity investments of up to $1.8 million together with grant funding of up to $4.6 million from SMRI, as follows:

•	if we meet the defined preclinical development milestone set forth in the funding agreement, SMRI may purchase up to $1.2 million of our common stock and provide us linked grant funding of up to $1.9 million, or the First Tranche; and

•	if we meet the defined clinical development milestone set forth in the funding agreement, SMRI may purchase up to an additional $600,000 of our common stock and provide us linked grant funding of up to $2.7 million, or the Second Tranche.

These additional equity investments and grants are subject to our negotiation of mutually agreeable terms, including the price per share of the equity investments, with SMRI.

Registration Rights

The holders of an aggregate of 26,022,263 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided pursuant to the terms of an amended and restated investors’ rights agreement between us and the holders of these shares. Holders of an aggregate of 22,079,911 of these shares, or their permitted transferees, are entitled to demand registration rights, short-form registration rights and piggyback registration rights. Holders of the remaining 3,942,352 shares, or their permitted transferees, are entitled to only piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. The holders of all of these shares are subject to lock-up agreements with us and/or the representative of the underwriters pursuant to which they have agreed not to sell these shares during the period ending at least 180 days after the date of this prospectus, see “Shares Eligible for Future Sale — Lock-Up Agreements.”

Demand Registration Rights

We will be required, upon the written request of the holders of at least 30% of our shares of common stock issued upon conversion of our convertible preferred stock, to use our best efforts to register all or a portion of these shares for public resale. The demand registration rights are subject to customary limitations, and we are required to effect only one demand registration pursuant to the amended and restated investors’ rights agreement. We are not required to effect a demand registration prior to the expiration of the lock-up agreements with our underwriters, which continue for a period of at least 180 days after the effective date of the registration statement to which this prospectus is a part. For a description of these lock-up agreements, including the potential extension of the lock-up period for more than 180 days, please see “Shares Eligible for Future Sale — Lock-Up Agreements.”

Short-Form Registration Rights

If we are eligible to file a registration statement on Form S-3, we will be required, upon the written request of the holders of at least 20% of these shares of our common stock, to have such shares registered by us at our expense provided that such requested registration has an anticipated aggregate offering price to the public of at least $2.5 million and we have not already effected one short-form registration in the preceding twelve-month period.

Piggyback Registration Rights

If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions, we and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering. These registration rights have been waived with respect to this offering.

Anti-Takeover Effects of Washington Law and our Articles of Incorporation and Bylaws

Certain provisions of Washington law, our articles of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Limits on Ability of Shareholders to act by Written Consent or call a Special Meeting

Washington law limits the ability of shareholders of public companies from acting by written consent by requiring unanimous written consent for a shareholder action to be effective. This limit on the ability of our shareholders to act by less than unanimous written consent may lengthen the amount of time required to take shareholder actions. As a result, a holder controlling a majority of our capital stock who is unable to obtain unanimous written consent from all of our shareholders would not be able to amend our bylaws or remove directors without holding a shareholders meeting.

In addition, our articles of incorporation provide that, unless otherwise required by law, special meetings of the shareholders may be called only by the chairman of the board, the chief executive officer, the president, or the board of directors acting pursuant to a resolution adopted by a majority of the board members. A shareholder may not call a special meeting, which may delay the ability of our shareholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. The bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding business to be conducted at a special or annual meeting of the shareholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Vacancies Filled only by Directors then in Office

Vacancies and newly created seats on our board of directors may only be filled by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of our shareholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions may promote a continuity of existing management.

Directors may be Removed only for Cause

Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our voting stock.

Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our shareholders. For more information on our classified board, see “Management—Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors.

No Cumulative Voting

Our articles of incorporation provide that shareholders are not entitled to cumulate votes in the election of directors.

Amendment of Bylaws

Our articles of incorporation and bylaws provide that shareholders can amend our bylaws only upon the affirmative vote of the holders of at least two-thirds of our voting stock.

Washington Anti-Takeover Statute

Washington law imposes restrictions on some transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act generally prohibits a target corporation from engaging in specified “significant business transactions”

with an “acquiring person.” This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. An acquiring person is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. The target corporation may not engage in significant business transactions for a period of five years after the date of the transaction in which the person became an acquiring person, unless the transaction or acquisition of shares is approved by a majority of the disinterested members of the target corporation’s board of directors prior to the time of acquisition. Significant business transactions include, among other things:

•	a merger or share exchange with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	a termination of five percent or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	a transaction in which the acquiring person is allowed to receive a disproportionate benefit as a shareholder.

After the five-year period, a significant business transaction may occur, as long as it complies with fair price provisions specified in Chapter 23B.19 or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control. A corporation may not “opt out” of this statute.

Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “OMER.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, LLC. The transfer agent’s address is 480 Washington Blvd., Jersey City, NJ 07310 and its telephone number is 1-800-522-6645.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding option awards, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of           shares of common stock will be outstanding, assuming (a) that there are no exercises of option awards after December 31, 2007, (b) no exercise of the underwriters’ over-allotment option and (c) the issuance of           shares of common stock upon the cashless net exercise of warrants that will automatically terminate upon completion of this offering based on the assumed initial public offering price of $      per share (the mid-point of the range set forth on the cover page of this prospectus). Of these shares, all           shares of common stock sold in this offering by us will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining           shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares

On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, as of December 31, 2007, a total of 5,908,182 shares of our common stock were subject to outstanding option awards, of which option awards to purchase           shares of common stock will be vested and eligible for sale 180 days after the date of this prospectus, and a total of 22,613 shares of our common stock were subject to an outstanding warrant that will be exercisable and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144, a person deemed to be one of our affiliates for purposes of the Securities Act and who owns shares that were acquired from us or an affiliate of us at least six months prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

These sales are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without volume limitations, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year is entitled to sell those shares without regard to the provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

Each of our officers and directors, and certain of our existing shareholders and holders of options and warrants to purchase shares of our common stock, representing an aggregate of     % of our shares prior to the offering, have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representative of the underwriters, see “Underwriters.” There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period following the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lock-up restrictions will not apply to shares of common stock acquired in open-market transactions after the closing of the offering. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value provided that the transferee agrees to be bound by these lock-up restrictions and provided no filing by any person under the Exchange Act is required or will be voluntarily made and no person will be required by law to make or voluntarily make any public announcement of the transfer. In addition, our officers, directors and certain of our existing shareholders that purchase shares of common stock pursuant to the directed share program may transfer their directed shares provided no filing by any person under the Exchange Act is required or will be voluntarily made and no person will be required by law to make or voluntarily make any public announcement of the transfer.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to options outstanding reserved for issuance under our stock plans. We expect to file this registration statement after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITERS

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc. have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriter	Number of Shares

Deutsche Bank Securities Inc.
Pacific Growth Equities, LLC
Leerink Swann LLC
Needham & Company, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $      per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $      per share to other dealers. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to          additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the          shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise of	With Full Exercise
	Fee per	Over-Allotment	of Over-Allotment
	share	Option	Option

Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $     .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and certain of our existing shareholders and holders of options and warrants to purchase shares of our common stock, representing an aggregate of     % of our shares prior to the offering, have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representative of the underwriters except that without such consent we may grant options and sell shares pursuant to our 2008 Equity Incentive Plan, sell shares pursuant to the exercise of option awards granted pursuant to our other equity incentive plans, and we may issue a limited amount of shares of our common stock in connection with an acquisition, strategic partnership or joint venture or collaboration. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period following the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The lock-up restrictions will not apply to shares of common stock acquired in open-market transactions after the closing of the offering. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value provided that the transferee agrees to be bound by these lock-up restrictions and provided no filing by any person under the Exchange Act is required or will be voluntarily made and no person will be required by law to make or voluntarily make any public announcement of the transfer. In addition, our officers, directors and certain of our existing shareholders that purchase shares of common stock pursuant to the directed share program may transfer their directed shares provided no filing by any person under the Exchange Act is required or will be voluntarily made and no person will be required by law to make or voluntarily make any public announcement of the transfer.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “OMER.”

Stabilization

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

The representative of the underwriters has informed us that the underwriters do not intend to make sales to discretionary accounts in excess of five percent of the total number of shares of common stock offered by them.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to           shares of our common stock being sold in this offering for our directors, employees, family members of directors and employees and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representative of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

There can be no assurance that the initial public offering price of our common stock will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active public market for our common stock will develop and continue after this offering.

Other Relationships

From time to time in the ordinary course of their respective business, certain of the underwriters and their affiliates may in the future engage in commercial banking or investment banking transactions with us and our affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on provisions of the Code, and U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or the IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a “non-United States holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States, or any state or the District of Columbia, a trust that is (a) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. federal income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident of the United States, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. A resident alien is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock. If a partnership or other flow-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including if the holder is a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid U.S. federal income tax financial institution, insurance company, broker, dealer or trader in securities, commodities or currencies, tax-exempt organization, tax-qualified retirement plan, person subject to the alternative minimum tax, or person holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy. Finally, this summary does not describe the effects of any applicable foreign, state or local tax laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We have not paid, nor do we expect in the future to pay, dividends; however, any dividend paid to a non-United States holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-United States holder’s country of residence. A non-United States holder must certify its entitlement to treaty benefits. A non-United States holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment of dividends and must be updated periodically. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-United States holder.

Sale of Common Stock

Non-United States holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•	the gain is effectively connected with the conduct by the non-United States holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met;

•	the non-United States holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if our U.S. real property interests comprised at least half of our assets. We do not believe that we are a USRPHC or that we will become one in the future, although there can be no assurance that this conclusion is correct or might not change in the future based on changed circumstances.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by a non-United States holder, then the dividend or gain will generally be subject to U.S. federal income tax at the regular graduated rates. If the non-United States holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-United States holder, will not be subject to the 30% withholding tax. To claim an exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-United States holder is a corporation, under certain circumstances that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the U.S. Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

Payments of dividends on common stock to non-United States holders will generally not be subject to backup withholding, and payments of proceeds made to non-United States holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-United States holder certifies its nonresident status. The certification procedures to claim treaty benefits described under “ — Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-United States holder and the tax withheld, if any, with respect to those dividends. Copies of these reports may be made available to tax authorities in the country where the non-United States holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. Morrison & Foerster LLP, New York, New York, will act as counsel to the underwriters. A member of Wilson Sonsini Goodrich & Rosati beneficially holds an aggregate of 3,071 shares of our common stock, which represents less than one percent of our outstanding shares of common stock.

EXPERTS

The consolidated financial statements of Omeros Corporation (a development-stage company) at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 and for the period from June 16, 1994 (inception) through December 31, 2007, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of nura, inc. (a development-stage company) for the period from January 1, 2006 through August 11, 2006, the year ended December 31, 2005, and for the period from August 26, 2003 (inception) to August 11, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph relating to nura, inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein which, as to the period from August 26, 2003 (inception) through December 31, 2004, are based in part on the report of PricewaterhouseCoopers LLP, independent accountants. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements of nura, inc. (a development-stage company) for the year ended December 31, 2004 and for the period from August 26, 2003 (inception) to December 31, 2004 included in this prospectus and registration statement have been so included in reliance on the report (which contains an explanatory paragraph relating nura, inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Omeros Corporation

We have audited the accompanying consolidated balance sheets of Omeros Corporation (a development stage company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007 and for the period from June 16, 1994 (inception) through December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omeros Corporation (a development stage company) at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 and for the period from June 16, 1994 (inception) through December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Omeros Corporation changed its method of accounting for uncertain tax positions as of January 1, 2007, its method of accounting for stock-based compensation as of January 1, 2006 and its method of accounting for freestanding warrants and other similar instruments that are redeemable as of July 1, 2005.

/s/ Ernst & Young LLP
Seattle, Washington
February 6, 2008

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2007	2006
Assets

Current assets:
Cash and cash equivalents	$5,925	$23,400
Short-term investments	18,157	12,485
Receivable associated with grants	190	1,300
Prepaid expenses and other current assets	189	135

Total current assets	24,461	37,320
Deferred public offering costs	1,462	—
Property and equipment, net	839	577
Intangible assets, net	164	267
Restricted cash	209	202
Other assets	27	66

Total assets	$27,162	$38,432

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS—(Continued)
(In thousands, except share and per share data)

			Pro Forma
			Shareholders’
			Equity at
	December 31,		December 31,
	2007	2006	2007
			(Unaudited)
			(Note 1)

Liabilities, convertible preferred stock and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,567	$ 1,094
Accrued expenses	2,296	607
Preferred stock warrant liability	1,562	1,037	—
Deferred revenue	500	1,300
Current portion of notes payable	1,010	1,005

Total current liabilities	7,935	5,043
Notes payable, net of current portion	—	1,010

Total liabilities	7,935	6,053

Commitments and contingencies
Convertible preferred stock, par value $0.01 per share;
Authorized shares—26,314,511 at December 31, 2007 and 2006; issued and outstanding shares—22,327,407 and 21,637,025 at December 31, 2007 and 2006, respectively (0, pro forma); (liquidation preference of $92,079 and $88,652 at December 31, 2007 and 2006, respectively)	89,168	85,742	—
Shareholders’ equity (deficit):
Common stock, par value $0.01:
Authorized shares — 40,000,000 at December 31, 2007 and 2006; issued and outstanding shares — 5,648,319 and 4,972,600 at December 31, 2007 and 2006, respectively (27,975,726 shares pro forma)	56	50	$280
Additional paid-in capital	3,439	(2,838)	93,945
Accumulated other comprehensive income	(4)	26	(4)
Deferred stock-based compensation	(12)	(33)	(12)
Notes receivable from related party	—	(239)	—
Deficit accumulated during the development stage	(73,420)	(50,329)	(73,420)

Total shareholders’ equity (deficit)	(69,941)	(53,363)	$20,789

Total liabilities, convertible preferred stock, and shareholders’ equity (deficit)	$27,162	$38,432

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

				Period from
				June 16,
				1994
				(Inception)
				through
	Year Ended December 31,			December 31,
	2007	2006	2005	2007

Grant revenue	$1,923	$ 200	$ —	$2,223
Operating expenses:
Research and development	15,922	9,637	5,803	44,384
Acquired in-process research and development	—	10,891	—	10,891
General and administrative	10,398	3,625	1,904	24,638

Total operating expenses	26,320	24,153	7,707	79,913

Loss from operations	(24,397)	(23,953)	(7,707)	(77,690)
Investment income	1,582	1,088	333	4,502
Other income (expense)	(125)	179	8	62
Interest expense	(151)	(91)	—	(294)

Net loss	$(23,091)	$(22,777)	$(7,366)	$(73,420)

Basic and diluted net loss per common share	$(5.44)	$ (6.17)	$ (2.12)

Weighted-average shares used to compute basic and diluted net loss per common share	4,248,212	3,694,388	3,468,886

Pro forma basic and diluted net loss per common share (unaudited)	$(0.82)

Pro forma shares used to compute pro forma basic and diluted net loss per share (unaudited)	27,398,105

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
(In thousands, except share and per share data)

									Deficit
						Accumulated		Notes	Accumulated
					Additional	Other	Deferred	Receivable	During the	Total
	Convertible Preferred Stock		Common Stock		Paid-in	Comprehensive	Stock-Based	from Related	Development	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Compensation	Party	Stage	Deficit
Balance at June 16, 1994	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock to founders for $0.01 per share	—	—	3,500,000	35	—	—	—	—	—	35
Issuance of Series A convertible preferred stock for $1.00 per share and $7 in financing costs	875,000	875	—	—	(7)	—	—	—	—	(7)
Net loss from inception to December 31, 1994	—	—	—	—	—	—	—	—	(140)	(140)

Balance at December 31, 1994	875,000	875	3,500,000	35	(7)	—	—	—	(140)	(112)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(327)	(327)

Balance at December 31, 1995	875,000	875	3,500,000	35	(7)	—	—	—	(467)	(439)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(495)	(495)

Balance at December 31, 1996	875,000	875	3,500,000	35	(7)	—	—	—	(962)	(934)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(787)	(787)

Balance at December 31, 1997	875,000	875	3,500,000	35	(7)	—	—	—	(1,749)	(1,721)
Issuance of Series B convertible preferred stock for $1.75 per share and $302 in financing costs	2,663,244	4,661	—	—	(302)	—	—	—	—	(302)
Stock-based compensation	—	—	—	—	6	—	—	—	—	6
Unrealized holding loss on available-for-sale securities for the year ended December 31, 1998	—	—	—	—	—	(22)	—	—	—	(22)
Net loss	—	—	—	—	—	—	—	—	(930)	(930)

Comprehensive loss										(952)

Balance at December 31, 1998	3,538,244	$5,536	3,500,000	$35	$(303)	$(22)	$—	$—	$(2,679)	$(2,969)
Repurchase of common stock issued to founders	—	—	(371,875)	(4)	(61)	—	—	—	—	(65)
Issuance of common stock upon exercise of stock options for cash at $0.18 per share	—	—	1,200	—	—	—	—	—	—	—
Issuance of common stock for services at $0.18 per share	—	—	17,537	—	3	—	—	—	—	3
Stock-based compensation	—	—	—	—	4	—	—	—	—	4
Unrealized holding gain on available-for-sale securities for the year ended December 31, 1999	—	—	—	—	—	3	—	—	—	3
Net loss	—	—	—	—	—	—	—	—	(1,801)	(1,801)

Comprehensive loss										(1,798)

Balance at December 31, 1999 (carried forward)	3,538,244	5,536	3,146,862	31	(357)	(19)	—	—	(4,480)	(4,825)

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
SHAREHOLDERS’ EQUITY (DEFICIT)—(Continued)
(In thousands, except share and per share data)

									Deficit
						Accumulated		Notes	Accumulated
	Convertible				Additional	Other	Deferred	Receivable	During the	Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Stock-Based	from Related	Development	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Compensation	Party	Stage	Deficit
Balance at December 31, 1999 (brought forward)	3,538,244	5,536	3,146,862	31	(357)	(19)	—	—	(4,480)	(4,825)
Issuance of Series C convertible preferred stock for $2.65 per share and $262 in financing costs	2,825,291	7,487	—	—	(262)	—	—	—	—	(262)
Issuance of Series C convertible preferred stock warrants for services	—	12	—	—	—	—	—	—	—	—
Issuance of Series C convertible preferred stock upon exercise of warrants for $2.65 purchase	9,433	25	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash at $0.18 to $0.27 per share	—	—	50,614	1	9	—	—	—	—	10
Issuance of common stock for services at $0.18 per share	—	—	9,264	—	2	—	—	—	—	2
Stock-based compensation	—	—	—	—	8	—	—	—	—	8
Unrealized holding gain on available-for-sale securities for the year ended December 31, 2000	—	—	—	—	—	18	—	—	—	18
Net loss	—	—	—	—	—	—	—	—	(1,363)	(1,363)

Comprehensive loss										(1,345)

Balance at December 31, 2000	6,372,968	13,060	3,206,740	32	(600)	(1)	—	—	(5,843)	(6,412)
Issuance of common stock upon exercise of stock options for cash at $0.18 to $0.27 per share	—	—	48,125	—	9	—	—	—	—	9
Issuance of common stock for services at $0.27 per share	—	—	12,268	—	3	—	—	—	—	3
Stock-based compensation	—	—	—	—	20	—	—	—	—	20
Unrealized holding gain on available-for-sale securities for the year ended December 31, 2001	—	—	—	—	—	33	—	—	—	33
Net loss	—	—	—	—	—	—	—	—	(2,554)	(2,554)

Comprehensive loss										(2,521)

Balance at December 31, 2001 (carried forward)	6,372,968	$13,060	3,267,133	$32	$(568)	$32	$—	$—	$(8,397)	$(8,901)

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
SHAREHOLDERS’ EQUITY (DEFICIT)—(Continued)
(In thousands, except share and per share data)

									Deficit
						Accumulated		Notes	Accumulated
	Convertible				Additional	Other	Deferred	Receivable	During the	Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Stock-Based	from Related	Development	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Compensation	Party	Stage	Deficit
Balance at December 31, 2001 (brought forward)	6,372,968	$13,060	3,267,133	$32	$(568)	$32	$—	$—	$(8,397)	$(8,901)
Issuance of Series D convertible preferred stock for $3.97 per share and $124 in financing costs	972,580	3,861	—	—	(124)	—	—	—	—	(124)
Issuance of common stock upon exercise of stock options for cash at $0.19 to $0.27 per share	—	—	423,660	4	84	—	—	—	—	88
Deferred stock-based compensation	—	—	—	—	9	—	(9)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	2	—	—	2
Stock-based compensation	—	—	—	—	121	—	—	(65)	—	56
Unrealized holding gain on available-for-sale securities for the year ended December 31, 2002	—	—	—	—	—	16	—	—	—	16
Net loss	—	—	—	—	—	—	—	—	(3,152)	(3,152)

Comprehensive loss										(3,136)

Balance at December 31, 2002	7,345,548	16,921	3,690,793	36	(478)	48	(7)	(65)	(11,549)	(12,015)
Issuance of Series B convertible preferred stock upon exercise of warrants for $1.75 per share	11,829	21	—	—	—	—	—	—	—	—
Repurchase of Series A convertible preferred stock	(100,000)	(100)	—	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash at $0.18 to $0.40 per share	—	—	349,058	4	91	—	—	—	—	95
Amortization of deferred stock-based compensation	—	—	—	—	—	—	4	—	—	4
Stock-based compensation	—	—	—	—	406	—	(9)	(86)	—	311
Unrealized holding loss on available-for-sale securities for the year ended December 31, 2003	—	—	—	—	—	(37)	—	—	—	(37)
Net loss	—	—	—	—	—	—	—	—	(4,060)	(4,060)

Comprehensive loss										(4,097)

Balance at December 31, 2003	7,257,377	16,842	4,039,851	40	19	11	(12)	(151)	(15,609)	(15,702)
Issuance of Series E convertible preferred stock for $5.00 per share and $1,119 in financing costs	3,672,293	18,361	—	—	(1,119)	—	—	—	—	(1,119)
Issuance of common stock upon exercise of stock options for cash at $0.18 to $0.40 per share	—	—	55,687	1	10	—	—	—	—	11
Deferred stock-based compensation	—	—	—	—	77	—	(77)	—	—	—
Stock-based compensation	—	—	—	—	263	—	10	—	—	273
Unrealized holding gain on available-for-sale securities for the year ended December 31, 2004	—	—	—	—	—	1	—	—	—	1
Net loss	—	—	—	—	—	—	—	—	(4,578)	(4,578)

Comprehensive loss										(4,577)

Balance at December 31, 2004 (carried forward)	10,929,670	$35,203	4,095,538	$41	$(750)	$12	$(79)	$(151)	$(20,187)	$(21,114)

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
SHAREHOLDERS’ EQUITY (DEFICIT)—(Continued)
(In thousands, except share and per share data)

									Deficit
						Accumulated		Notes	Accumulated
	Convertible				Additional	Other	Deferred	Receivable	During the	Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Stock-Based	from Related	Development	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Compensation	Party	Stage	Deficit
Balance at December 31, 2004 (brought forward)	10,929,670	$35,203	4,095,538	$41	$(750)	$12	$(79)	$(151)	$(20,187)	$(21,114)
Issuance of Series E convertible preferred stock for $5 per share and $278 in financing costs	1,120,215	5,601	—	—	(278)	—	—	—	—	(278)
Issuance of common stock upon exercise of stock options for cash at $0.18 to $0.29 per share	—	—	387,100	4	102	—	—	—	—	106
Issuance of Series C convertible preferred stock upon exercise of warrants for $2.65 per share	31,995	84	—	—	—	—	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	23	—	—	23
Stock-based compensation	—	—	—	—	(530)	—	—	(88)	—	(618)
Reclassification of preferred stock warrants to liabilities	—	—	—	—	(490)	—	—	—	—	(490)
Unrealized holding loss on available-for-sale securities for the year ended December 31, 2005	—	—	—	—	—	(6)	—	—	—	(6)
Net loss	—	—	—	—	—	—	—	—	(7,366)	(7,366)

Comprehensive loss										(7,372)

Balance at December 31, 2005	12,081,880	40,888	4,482,638	45	(1,946)	6	(56)	(239)	(27,553)	(29,743)
Issuance of Series E convertible preferred stock for $5.00 per share and $1,821 in financing costs	6,156,700	30,784	—	—	(1,821)	—	—	—	—	(1,821)
Issuance of Series E preferred stock warrants to placement agents	—	—	—	—	(607)	—	—	—	—	(607)
Issuance of Series E convertible preferred stock and common stock for the acquisition of nura	3,398,445	14,070	36,246	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options for cash at $0.18 to $5.42 per share	—	—	453,716	5	121	—	—	—	—	126
Amortization of deferred stock-based compensation	—	—	—	—	—	—	23	—	—	23
Stock-based compensation	—	—	—	—	1,416	—	—	—	—	1,416
Unrealized holding gain on available-for-sale securities for the year ended December 31, 2006	—	—	—	—	—	20	—	—	—	20
Net loss	—	—	—	—	—	—	—	—	(22,777)	(22,777)

Comprehensive loss										(22,757)

Balance at December 31, 2006 (carried forward)	21,637,025	$85,742	4,972,600	$50	$(2,838)	$26	$(33)	$(239)	$(50,329)	$(53,363)

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
SHAREHOLDERS’ EQUITY (DEFICIT)—(Continued)
(In thousands, except share and per share data)

									Deficit
						Accumulated		Notes	Accumulated
	Convertible				Additional	Other	Deferred	Receivable	During the	Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Stock-Based	from Related	Development	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Income	Compensation	Party	Stage	Deficit
Balance at December 31, 2006 (brought forward)	21,637,025	$85,742	4,972,600	$50	$(2,838)	$26	$(33)	$(239)	$(50,329)	$(53,363)
Issuance of Series D convertible preferred stock upon exercise of warrants for $3.97 per share	24,382	96	—	—	—	—	—	—	—	—
Issuance of Series E convertible preferred stock for $5.00 per share and $90 in financing costs	666,000	3,330	—	—	(90)	—	—	—	—	(90)
Issuance of Series E Preferred stock Warrants to placement agents	—	—	—	—	(22)	—	—	—	—	(22)
Issuance of common stock upon exercise of common stock warrants	—	—	107,142	1	186	—	—	—	—	187
Issuance of common stock upon exercise of stock options for cash of $0.18 to $1.00 per share	—	—	408,857	5	168	—	—	—	—	173
Issuance of common stock in connection with early-exercise of stock options for cash of $0.50 to $1.00 per share	—	—	159,063	2	153	—	—	—	—	155
Early exercise of common stock subject to repurchase	—	—	—	(2)	(153)	—	—	—	—	(155)
Amortization of deferred stock-based compensation, net of cancellations	—	—	—	—	(4)	—	21	—	—	17
Stock-based compensation	—	—	657	—	6,039	—	—	—	—	6,039
Repayment of net receivable from related party	—	—	—	—	—	—	—	239	—	239
Unrealized holding loss on available-for-sale securities for the year ended December 31, 2007	—	—	—	—	—	(30)	—	—	—	(30)
Net loss	—	—	—	—	—	—	—	—	(23,091)	(23,091)

Comprehensive loss										(23,121)

Balance at December 31, 2007	22,327,407	$89,168	5,643,319	$56	$3,439	$(4)	$(12)	$—	$(73,420)	$(69,941)

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

				Period from
				June 16, 1994
				(Inception)
	Year Ended			through
	December 31,			December 31,
	2007	2006	2005	2007

Operating activities
Net loss	$(23,091)	$(22,777)	$(7,366)	$(73,420)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	375	232	156	1,117
Stock-based compensation expense (credit)	6,056	1,439	(507)	7,843
Acquired in-process research and development	—	10,891	—	10,891
Remeasurement of preferred stock warrant values	503	(117)	(9)	377
(Gain) loss on sale of investment securities	(145)	(145)	76	(31)
Impairment loss on investments	—	—	76	163
Changes in operating assets and liabilities, net of effect from nura acquisition in 2006:
Receivables associated with grants	1,110	—	—	1,110
Prepaid expenses and other current and noncurrent assets	(22)	150	(22)	(191)
Deferred public offering costs	(1,462)	—	—	(1,462)
Accounts payable and accrued expenses	3,162	155	971	4,798
Deferred revenue	(800)	—	—	(800)

Net cash used in operating activities	(14,314)	(10,172)	(6,625)	(49,605)

Investing activities
Purchases of property and equipment	(534)	(166)	(278)	(1,628)
Purchases of investments	(30,562)	(9,541)	(4,275)	(83,897)
Proceeds from the sale of investments	11,450	2,007	—	27,099
Proceeds from the maturities of investments	13,555	7,333	5,712	38,506
Cash paid for acquisition of nura, net of cash acquired of $87	—	(212)	—	(212)

Net cash (used in) provided by investing activities	(6,091)	(579)	1,159	(20,133)

Financing activities
Proceeds from borrowings under note payable	—	—	—	50
Payments on notes payable	(1,005)	(391)	—	(1,446)
Proceeds from the repayment of related party notes receivable	239	—	—	239
Proceeds from issuance of convertible preferred stock, net of issuance costs	3,336	28,963	5,407	71,183
Issuance of Series E convertible preferred stock for $5.00 per share concurrent with acquisition of nura	—	5,200	—	5,200
Proceeds from issuance of common stock and exercise of stock options	360	126	18	602
Repurchase of Series A convertible preferred stock and common stock	—	—	—	(165)

Net cash provided by financing activities	2,930	33,898	5,425	75,663

Net increase (decrease) in cash and cash equivalents	17,475	23,147	(41)	5,925
Cash and cash equivalents at beginning of period	23,400	253	294	—

Cash and cash equivalents at end of period	$5,925	$23,400	$253	$5,925

Supplemental cash flow information
Cash paid for interest	$151	$ 91	$ —	$ 294

Issuance of common stock in exchange for note receivable from related party	$—	$ —	$ 88	$ 239

Preferred stock and common stock issued in connection with nura acquisition	$—	$14,070	$ —	$14,070

See notes to consolidated financial statements

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—	Organization and Significant Accounting Policies

Organization

Omeros Corporation (Omeros or the Company) is a biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system. The Company’s most clinically advanced product candidates are derived from its proprietary PharmacoSurgerytm platform designed to improve clinical outcomes of patients undergoing arthroscopic, ophthalmological, urological and other surgical and medical procedures. As substantially all efforts of the Company have been devoted to conducting research and development of its products, developing the Company’s patent portfolio, and raising equity capital, the Company is considered to be in the development stage.

Basis of Presentation

The consolidated financial statements include the financial position and results of operations of Omeros and nura, inc. (nura), its wholly-owned subsidiary. See Note 5 related to the acquisition of nura.

The acquisition of nura was accounted for as an asset purchase, and the results of nura have been included in the results of the Company since August 11, 2006. The inclusion of nura for a portion of 2006 impacted the comparability of the Company’s 2006 financial information with the financial information for 2005. While all of the Company’s financial statements are labeled as consolidated, the financial statements for any period prior to August 11, 2006 do not include nura.

Reclassifications

Certain amounts in the 2006 and 2005 statements of cash flows have been reclassified to conform to the current year presentation. These reclassifications related to the presentation of cash flows from the purchase, sale and maturity of cash equivalents and short-term investments within investing activities. For the years ended December 31, 2006 and 2005, these reclassifications reduced both purchases and maturities of investments and increased sales of investments. These reclassifications did not affect the Company’s financial position, net loss or net cash flows as previously reported for the periods presented.

Financial Instruments and Concentration of Credit Risk

The fair values of cash, cash equivalents, receivables associated with grants, and accounts payable and notes payable, which are recorded at cost, approximate fair value based on the short-term nature of these financial instruments. The fair value of short-term investments is based on quoted market prices.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and short-term investments. Cash and cash equivalents are held by financial institutions and are federally insured up to certain limits. At times, the Company’s cash and cash equivalents balance exceeds the federally insured limits. To limit the credit risk, the Company invests its excess cash primarily in high quality securities such as money market funds, certificates of deposit, commercial paper and mortgage-backed securities issued by, or fully collateralized by, the U.S. government or U.S. government-sponsored entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Unaudited Pro Forma Shareholders’ Equity

In December 2007, the Company’s Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) to sell shares of its common stock to the public in an initial public offering (the IPO). The Company filed its initial S-1 registration statement with the SEC on January 9, 2008. All of the Company’s convertible preferred stock outstanding at December 31, 2007 will convert into 22,327,407 shares of common stock upon completion of the IPO, assuming a conversion ratio of one share of common stock for every one share of convertible preferred stock. Unaudited pro forma shareholders’ equity assumes the conversion of all preferred stock into 22,327,407 shares of common stock and the conversion of all preferred stock warrants to common stock warrants resulting in the preferred stock warrant liability being reclassified to additional paid-in capital. Certain of these warrants totaling 387,030 shares, must be exercised prior to the IPO, or they will expire. An additional 22,613 warrants will survive the IPO.

Cash and Cash Equivalents, Short-Term Investments, and Restricted Cash

Cash and cash equivalents include highly liquid investments with a maturity of three months or less on the date of purchase.

Short-term investment securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses are reported as a separate component of shareholders’ deficit. Amortization, accretion, interest and dividends, realized gains and losses, and declines in value judged to be other-than-temporary are included in investment income. The cost of securities sold is based on the specific-identification method. Investments in securities with maturities of less than one year, or those for which management intends to use the investments to fund current operations, are included in current assets.

The Company evaluates whether an investment is other-than-temporarily impaired. This evaluation is dependent on the specific facts and circumstances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

Restricted cash consists of cash equivalents, the use of which is restricted by either contract or agreement. At December 31, 2007 and 2006, the Company held a money market account in the amount of $209,000 and $202,000, respectively, as collateral securing a letter of credit under the facility operating lease.

Notes Receivable from Related Party

The Company received notes, which were determined to be non-recourse for accounting purposes, from the chief executive officer of the Company in conjunction with the exercise of certain stock options. These notes were repaid in December 2007. As the notes receivable were related to the purchase of the Company’s common stock, the Company recorded the principal of the notes as a deduction from shareholders’ deficit for the year ended December 31, 2006.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

Deferred public offering costs

Deferred public offering costs represent primarily legal, accounting and other direct costs related to the Company’s efforts to raise capital through a public sale of the Company’s common stock. These costs are being deferred until the completion of the IPO, at which time they will be reclassified to additional paid-in capital as a reduction of the IPO proceeds. If the Company terminates its plan for an IPO, it will expense these costs immediately.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, which is generally three to five years. Leasehold improvements are stated at cost and amortized using the straight-line method over the term of the lease or five years, whichever is shorter.

Intangible Assets

In August 2006, the Company acquired certain intangible assets related to the acquisition of nura (see Note 5). The Company assigned a value of $310,000 to assembled and trained workforce with an amortizable life of three years. The accumulated amortization of the assembled workforce was $146,000, and $43,000 at December 31, 2007 and 2006, respectively. The Company expects to record amortization of the assembled workforce of $103,000 and $61,000 in 2008 and 2009, respectively.

Impairment of Long-Lived Assets

The carrying amount of long-lived assets, including property and equipment and intangible assets, that are not considered to have an indefinite useful life are reviewed whenever events or changes in circumstances indicate that the carrying value of an asset many not be recoverable. Recoverability of these assets is measured by comparing the carrying value to future undiscounted cash flows that the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment will be reflected in the result of operations in the period of impairment. No impairment existed as of December 31, 2007 or December 31, 2006.

Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2007	2006
	(in thousands)

Employee compensation	$463	$263
Clinical trials	906	215
Other accruals	927	129

Accrued expenses	$2,296	$607

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the noncancelable term of its operating lease and, accordingly, records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. The Company also

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

records landlord-funded lease incentives, such as reimbursable leasehold improvements, as a deferred rent liability which is amortized as a reduction of rent expense over the noncancelable terms of its operating lease.

Preferred Stock Warrant Liability

Effective July 1, 2005, the Company adopted the provisions of Financial Accounting Standards board (FASB) Staff Position No. 150-5, “Issuer’s Accounting under Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable,” (FSP 150-5) an interpretation of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). Pursuant to FSP 150-5 and SFAS 150, the freestanding warrants to purchase the Company’s convertible preferred stock are classified as liabilities and are recorded at fair value. Upon adoption of FSP 150-5, the Company reclassified the estimated fair value of its freestanding warrants from equity to a liability. The difference in fair value of the warrants from the date of grant through the date of adoption, was immaterial. At each subsequent reporting period, any change in fair value of the freestanding warrants is recorded as other expense or income.

For the years ended December 31, 2007, 2006 and 2005 the Company recorded expense (income) of $503,000, ($117,000), and ($9,000), respectively, to reflect the change in estimated fair value of the freestanding warrants. The cumulative effect upon adoption of FSP 150-5 as of July 1, 2005 was not material.

Revenue

Revenue arrangements are accounted for in accordance with the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” and Emerging Issues Task Force (EITF) No. 00-21, “Revenue Arrangements with Multiple Deliverables.” A variety of factors are considered in determining the appropriate method of revenue recognition under these arrangements, such as whether the various elements can be considered separate units of accounting, whether there is objective and reliable evidence of fair value for these elements and whether there is a separate earnings process associated with a particular element of an agreement.

The Company’s revenue since inception relates to grant funding from third parties. The Company recognizes such funds as revenue when the related qualified research and development expenses are incurred up to the limit of the approved funding amounts.

The Company has received Small Business Innovative Research (“SBIR”) grants from the National Institutes of Health totaling $2.0 million. The purpose of the grants was to support research for drug candidates being developed by the Company. For the years ended December 31, 2007, 2006 and 2005, the Company recognized revenues related to these grants of $1.1 million, $200,000 and $0, respectively. As of December 31, 2007, $630,000 of funding remains under these grants.

In December 2006, the Company entered into a funding agreement with The Stanley Medical Research Institute (SMRI) to develop a proprietary product candidate for the treatment of schizophrenia. The funding is expected to advance the Company’s schizophrenia program though the completion of Phase 1 clinical trials. Under the agreement, the Company may receive grant and equity funding up to $9.0 million upon achievement of research milestones. The Company holds the exclusive rights to the technology. In consideration for SMRI’s grant funding, the Company may become obligated to pay SMRI royalties based on net income, as

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

defined under the agreement, from commercial sales of the schizophrenia product, not to exceed a set multiple of total grant funding received. If the product does not reach commercialization, the Company is not required to repay the grant funds. Upon execution of the agreement in December 2006, the Company recorded $1.3 million as deferred revenue for the amount due from SMRI as the initial funding payment. As of December 31, 2006, SMRI was obligated to pay, and in January 2007 Omeros received, the $1.3 million. The grant revenue is recognized as research is performed and as of December 31, 2007, $500,000 remains as deferred revenue.

Research and Development

Research and development costs are comprised primarily of costs for personnel, including salaries and benefits; occupancy; clinical studies performed by third parties; materials and supplies to support the Company’s clinical programs; contracted research; manufacturing; related consulting arrangements; and other expenses incurred to sustain the Company’s overall research and development programs. Internal research and development costs are expensed as incurred. Third-party research and development costs are expensed at the earlier of when the contracted work has been performed or as upfront and milestone payments are made. Clinical trial expenses require certain estimates. The Company estimates these costs based upon a cost per patient that varies depending on the site of the clinical trial.

In-Process Research and Development

In connection with the acquisition of nura in August 2006, the Company recorded an expense of $10.9 million for acquired in-process research and development. This amount represented the estimated fair value related to incomplete product candidate development projects for which, at the time of the acquisition, technological feasibility had not been established and there was no alternative future use.

Patents

The Company generally applies for patent protection on processes and products. Patent application costs are expensed as incurred as a component of general and administrative expense, as recoverability of such expenditures is uncertain.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Other Comprehensive Loss

Other comprehensive loss includes certain changes in equity that are excluded from net loss. The Company’s only component of other comprehensive loss is unrealized gains (losses) on available-for-sale securities.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

Net Loss Per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, less weighted-average unvested common shares subject to repurchase and common shares subject to the shareholder note receivable. Diluted net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of unrestricted common shares and dilutive common share equivalents outstanding for the period, determined using the treasury-stock method and the as if converted method.

Net loss attributable to common shareholders for each period must be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through E convertible preferred stock do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per common share is calculated by dividing net loss by the weighted-average shares of common stock outstanding during the period.

The following table presents the computation of basic and diluted net loss per common share (in thousands, except share and per share data):

	Year Ended December 31,
	2007	2006	2005

Historical Numerator:
Net Loss	$ (23,091)	$ (22,777)	$ (7,366)

Denominator:
Weighted-average common shares outstanding	5,260,867	4,622,315	4,096,813
Less: Weighted-average unvested common shares subject to repurchase	(84,728)	—	—
Less: Common shares subject to shareholder note receivable	(927,927)	(927,927)	(627,927)

Denominator for basic and diluted net loss per common share	4,248,212	3,694,388	3,468,886

Basic and diluted net loss per common share	$ (5.44)	$ (6.17)	$ (2.12)

Historical outstanding dilutive securities not included in diluted loss per common share calculation:

	December 31,
	2007	2006	2005

Convertible preferred stock	22,327,407	21,637,025	12,081,880
Options to purchase common stock	5,908,182	5,073,594	1,246,095
Common stock subject to shareholder note receivable	927,927	927,927	627,927
Warrants to purchase common stock and convertible preferred stock	409,643	550,981	287,288
Common stock subject to repurchase	158,530	—	—

Total	29,731,689	28,189,527	14,243,190

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

Year Ended
December 31,
2007

Pro Forma (unaudited)
Numerator:
Net Loss	$(23,091)
Plus: other expense (income) attributable to the convertible preferred stock warrants assumed to have been converted to common stock warrants	503

Pro forma net loss	$(22,588)

Denominator:
Denominator for basic and diluted net loss per common share	4,248,212
Plus: pro forma adjustments to reflect assumed weighted-average effect of conversion of convertible preferred stock	22,221,966
Plus: common shares subject to shareholder note receivable assumed to be issued upon note repayment	927,927

Denominator for pro forma basic and diluted net loss per common share	27,398,105

Pro forma basic and diluted net loss per common share	$(0.82)

Unaudited pro forma basic and diluted net loss per common share and shares used in computations of pro forma basic and diluted net loss per common share assume conversion of all shares of convertible preferred stock into common stock, conversion of all convertible preferred stock warrants into common stock warrants, as well as the repayment of the shareholder note receivable as of January 1, 2007 or the date of issuance, if later.

Stock-Based Compensation

Prior to January 1, 2006, the Company had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (SFAS 148), and applied Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options issued prior to December 31, 2005. Accordingly, through December 31, 2005, employee stock-based compensation expense was recognized based on the intrinsic value of the option at the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment” (SFAS 123R) under the prospective method which requires the measurement and recognition of compensation expenses for all future share-based payments made to employees and directors be based on estimated fair values. The Company is using the straight-line method to allocate compensation cost to reporting periods over the optionees’ requisite service period, which is generally the vesting period.

As of December 31, 2007, the expected future amortization expense for deferred share-based compensation is $12,000, all of which will be recorded in 2008.

Stock options granted to non-employees prior to December 31, 2005 continue to be accounted for using the fair value approach in accordance with SFAS 123 and Emerging Issues

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

Task Force Consensus (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF 96-18). The options to non-employees are subject to periodic reevaluation over their vesting terms.

For purposes of estimating the fair value of its common stock for stock option grants under SFAS 123R, the Company reassessed the estimated fair value of its common stock as of December 31, 2007 and 2006. As a result, the stock options granted during 2007 and 2006 had an exercise price less than the estimated fair value of the common stock at the date of grant. The Company used these fair value estimates derived from its valuations to determine the SFAS 123R stock compensation expense which is recorded in its consolidated financial statements. The valuations were prepared using a methodology that first estimated the fair value of the company as a whole, and then allocated a portion of the enterprise value to common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Significant Risks and Uncertainties

The Company has incurred significant losses from operations since its inception and expects losses to continue for the foreseeable future. The Company’s success depends primarily on the development and regulatory approval of its product candidates. From June 16, 1994 (inception) through December 31, 2007, the Company has incurred cumulative net losses of $73.4 million. To achieve profitable operations, the Company must successfully identify, develop and commercialize its products. Products developed by the Company will require approval of the Food and Drug Administration (FDA) or a foreign regulatory authority prior to commercial sales. The regulatory approval process is expensive, time consuming and uncertain, and any denial or delay of approval could have a material adverse effect on the Company. Even if approved, the Company’s products may not achieve market acceptance and certain products could face competition. The Company may need to raise additional funds to support its operations, and such funding may not be available to it on acceptable terms, if at all. The Company’s board of directors has approved the filing of a registration statement on Form S-1 with respect to a proposed initial public offering of its common stock. The Company may seek additional sources of financing through collaborations with third parties, or public or private debt or equity financings and may also reduce expenses related to its operations if such funding is unavailable.

Segments

The Company operates in only one segment. Management uses cash flow as the primary measure to manage its business and does not segment its business for internal reporting or decision-making.

Recent Accounting Pronouncements

The Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainties in Income Taxes—an interpretation of FASB Statement No. 109” (FIN 48) effective January 1, 2007. FIN 48 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. No cumulative adjustment to the Company’s accumulated deficit was required upon adoption of FIN 48.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 1 —	Organization and Significant Accounting Policies—(Continued)

As a result of the implementation of FIN 48, we identified certain adjustments to our research and development tax credit, which was accounted for as a reduction to the deferred tax assets. The amount of the reduction as of December 31, 2007 was $227,000.

The Company files its income tax return in the United States, which typically provides for a three year statute of limitations on assessments. However, because of net operating loss carryforwards, substantially all of the Company’s tax years remain open to examination by the Internal Revenue Service.

The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. To date, there have been no interest or penalties charged to the Company in relation to the underpayment of income taxes.

In December 2007, the SEC issued SAB No. 110, Amending and Replacing a Portion of the Staff’s Views About Valuing Share-based Payments to Continue Acceptance, Under Certain Circumstances, of the Simplified Method, or SAB 110. SAB 110 expresses the views of the staff regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of the expected term of “plain vanilla” share options in accordance with SFAS 123R. The Company does not expect SAB 110 to have a material impact on its results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company effective January 1, 2008, except as it relates to nonfinancial assets and liabilities, for which the effective date is for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 157 may have on its future consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company has not yet decided if it will choose to measure any eligible financial assets and liabilities at fair value.

In June 2007, the Financial Accounting Standards Board (FASB) ratified EITF Issue No. 07-3 “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). The scope of EITF 07-3 is limited to nonrefundable advance payments for goods and services to be used or rendered in future

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

research and development activities. This issue provides that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. The Company adopted EITF 07-3 on January 1, 2008. The impact of applying this consensus will depend on the terms of future research and development contractual arrangements entered into on or after December 15, 2007.

Note 2—	Investments

Cash, cash equivalents, restricted cash and available-for-sale securities, all of which are carried at fair value, consisted of the following as of December 31, 2007, 2006:

	December 31, 2007
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(in thousands)

Cash	$1,135	$—	$—	$1,135
Commercial paper	4,995	4	—	4,999
Mortgage-backed securities	18,165	32	(40)	18,157

Total	$24,295	$36	$40	$24,291

Amounts classified as cash and cash equivalents				$5,925
Amounts classified as restricted cash				209
Amounts classified as short-term investments				18,157

Total				$24,291

	December 31, 2006
		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
	(in thousands)

Cash	$8,617	$—	$—	$8,617
Commercial paper	14,985	—	—	14,985
Mortgage-backed securities	12,459	26	—	12,485

Total	$36,061	$26	$—	$36,087

Amounts classified as cash and cash equivalents				$23,400
Amounts classified as restricted cash				202
Amounts classified as short-term investments				12,485

Total				$36,087

The Company’s investment portfolio is made up of cash, commercial paper and mortgage-backed, adjustable-rate securities issued by, or fully collateralized by, the U.S. government or

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2—	Investments—(Continued)

U.S. government-sponsored entities. The mortgage-backed securities have contractual maturities ranging from eight to 31 years at December 31, 2007 and 2006. Due to normal annual prepayments, the average life of the portfolio is approximately three to five years. The adjustable rate feature, which is not dependent on an auction process, further shortens the maturity and interest risk of the portfolio, making it similar to a one-year government agency security. All investments are classified as short-term on the accompanying balance sheet.

The composition of the Company’s investment income is as follows:

	Year Ended December 31,
	2007	2006	2005
	(in thousands)

Gross interest income	$1,437	$943	$485
Impairment loss on investments	—	—	(76)
Gross realized gains on sales of investments	310	270	6
Gross realized losses on sales of investments	(165)	(125)	(82)

Total investment income	$1,582	$1,088	$333

Note 3—	Property and Equipment

Property and equipment consists of the following:

	December 31,
	2007	2006
	(in thousands)

Computer equipment	$267	$229
Purchased software	46	16
Office equipment and furniture	268	236
Leasehold improvements	276	261
Laboratory equipment	953	534

Total	1,810	1,276
Less accumulated depreciation and amortization	(971)	(699)

Property and equipment, net	$839	$577

The Company’s property and equipment have lives that range from three to five years with the exception of the leasehold improvements that are limited to the lesser of the term of the lease or five years. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $272,000, $189,000 and $156,000, respectively.

Note 4—	Notes Payable

In April 2005, nura entered into a financing agreement under which nura borrowed $3.0 million. Borrowings under the loan bear interest at the holder’s prime rate. The Company assumed this note upon its acquisition of nura in August 2006. The Company is not subject to financial and operating covenants under the terms of the credit agreement. The lender has security interest in all of nura’s assets including the intellectual property. As of December 31, 2007, $1.0 million was outstanding under the promissory note with interest accruing at a rate of 9.69% per year. The balance is payable on a monthly basis through November 2008.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—	Acquisition of nura

Effective August 11, 2006, the Company acquired nura, inc. (nura), a private biotechnology company which expanded and diversified the Company’s potential product pipeline and strengthened its discovery capabilities. The Company completed the acquisition of nura through the issuance of 3,398,445 shares of Omeros Series E convertible preferred stock and 36,246 shares of common stock, and the assumption of a $2.4 million promissory note. The convertible preferred stock issued in conjunction with the acquisition included shares issued to certain nura shareholders in exchange for their $5.2 million investment in the Company concurrent with the acquisition. nura’s primary assets included its research and development team and PDE10 preclinical product candidates. The Company assigned a value of $14.1 million to the convertible preferred shares issued to the nura stockholders. This value was based upon the implied value of the Company’s preferred shares considering the enterprise value of the Company at the date of the transaction.

The acquisition of nura, a development stage drug discovery company, was accounted for as an acquisition of assets rather than as a business combination in accordance with the criteria outlined in EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.” The results of operations of nura since August 11, 2006 have been included in the Company’s financial statements and consist primarily of research and development expenses.

The aggregate purchase price of nura was $14.4 million, consisting of the issuance of 3,398,445 shares of Omeros convertible preferred stock, 36,246 shares of Omeros common stock and $299,000 in direct transaction costs. The purchase price was allocated as follows (in thousands):

Cash	$87
Prepaid assets and other current assets	233
Cash investment from existing nura institutional investors	5,200
Equipment	182
Assumed liabilities	(2,535)

Net tangible assets	3,167
Assembled workforce	310
Acquired in-process research and development	10,891

Total fair value of assets acquired, net of liabilities assumed	$14,368

Assumed liabilities include notes payable of $2.4 million, accounts payable and accrued expenses of $65,000, and preferred stock warrant liability of $64,000.

The value assigned to assembled workforce is being amortized over three years. The value assigned to acquired in-process research and development represented the fair value of nura’s research and development programs that had not yet reached technological feasibility and had no alternative future use as of the acquisition date.

nura’s research and development activities were very early stage and none of its product candidates had yet entered clinical studies. Based on a review of the acquired research and development technology, management believed that the economic benefit associated with the acquisition of nura related to only one of the preclinical product candidates, PDE10. PDE10 product candidates were at the time being developed by other life science companies, indicating potential to commercialize the acquired technology.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—	Acquisition of nura—(Continued)

The acquired in-process research and development was valued at $10.9 million and was recorded as an operating expense in 2006. The value was determined using the income approach whereby estimated future net cash flows of the PDE10 program from 2007 to 2026 were discounted to present value using a risk-adjusted discount rate of 40%.

As a preclinical product candidate, the ability of the Company to successfully commercialize PDE10 is highly uncertain. It is expected to take a number of years to conduct the necessary preclinical and clinical studies to file for product approval with the FDA and there is no assurance that such studies will be successful. The Company’s development effort for PDE10 is currently supported by funds from the Stanley Medical Research Institute, a non-profit corporation that supports research on the causes and treatment of schizophrenia and bipolar disorder. The Company continues to evaluate its options with respect to PDE10 including partnering with a third-party to offset the costs to develop the product.

The following unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the statement of operations for the year ended December 31, 2006 as if the acquisition of nura had been consummated as of January 1, 2006. The unaudited pro forma financial statements combine the results of operations of Omeros for the year ended December 31, 2006 with the results of operations of nura for the period from January 1, 2006 to August 11, 2006, and reflect pro forma adjustments that are directly attributable to the acquisition, supportable and have a continuing impact. The unaudited pro forma statements of operations do not reflect any incremental direct costs or any potential cost savings that may result from the consolidation of the operations of Omeros and nura. Accordingly, the unaudited pro forma financial information is presented for illustrative purposes and is not necessarily indicative of the results of operations of the combined company that would have occurred had the acquisition occurred at the beginning of the period

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5—	Acquisition of nura—(Continued)

presented, nor is it necessarily indicative of future operating results. The unaudited pro forma information for the year ended December 31, 2006 is as follows:

			Pro Forma		Pro Forma
	Omeros	Nura	Adjustments		Combined
	(In thousands, except share and per share data)

Grant revenue	$200	$200	$—		$400
Operating expenses:
Research and development	9,637	2,394	—		12,031
Acquired in-process research and development	10,891	—	(10,891	) (1)	—
General and administrative	3,625	957	63	(2)	4,645

Total operating expenses	24,153	3,351	(10,828)		16,676

Loss from operations	(23,953)	(3,151)	10,828		(16,276)
Investment income	1,088	8	—		1,096
Other income	179	219	—		398
Interest expense	(91)	(295)	—		(386)

Net loss	$(22,777)	$(3,219)	$10,828		$(15,168)

Weighted-average common shares outstanding	3,694,388	—	22,106	(3)	3,716,494

Pro forma basic and diluted net loss per common share					$(4.08)

(1)	Represents an adjustment to reverse the $10.9 million non-recurring charge for purchased in-process research and development recorded in the historical financial statements of Omeros that resulted directly from the August 11, 2006 acquisition of nura.

(2)	Represents amortization of assembled workforce acquired in the acquisition for the period of $63,000.

(3)	Represents weighed average number of shares issued in connection with the acquisition.

Note 6—	Commitments and Contingencies

The Company leases laboratory and corporate office space, and rents equipment under operating lease agreements which include certain rent escalation terms. The Company subleases a portion of its leased properties. Future minimum payments related to the leases,

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6—	Commitments and Contingencies—(Continued)

which exclude common area maintenance and related operating expenses, at December 31, 2007 are as follows:

	Lease	Sublease	Net Lease
Year Ending December 31,	Payments	Income	Payments
	(in thousands)

2008	$1,357	$369	$988
2009	1,388	—	1,388
2010	1,410	—	1,410
2011	1,037	—	1,037
2012	3	—	3

Total	$5,195	$369	$4,826

Rent expense totaled $1.9 million, $1.1 million and $607,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Rental income received under noncancelable subleases was $378,000, $61,000 and $0 for the years ended December 31, 2007, 2006 and 2005, respectively.

The original term for the Company’s laboratory space was through September 30, 2008. On September 30, 2007, the Company exercised its option to extend its leases for this laboratory space through September 30, 2011. In January 2008, the Company signed a lease for an additional 3,817 sq. ft. of office space. The annual lease payments for this space are approximately $133,000. The lease has a 43-month base term with separate options to extend for up to an additional 35 months.

In connection with the funding agreement with SMRI, beginning the first calendar year after commercial sales of a schizophrenia product, if and when a product is commercialized, the Company may become obligated to pay royalties based on net income, as defined in the agreement, not to exceed a set multiple of total grant funding received. The Company has not paid any such royalties through December 31, 2007.

Note 7—	Warrants

In 1998, the Company issued a warrant to purchase 11,829 shares of Series B convertible preferred stock at $1.75 per share, which was fully exercised in 2003. The warrant value was determined to be immaterial using the Black-Scholes option-pricing model. In addition, in exchange for securing a loan for operations, the Company issued warrants to directors to acquire 124,999 shares of common stock at an exercise price equal to the Series B convertible preferred stock exercise price of $1.75 per share. These warrants were exercised in December 2007.

In 2000, the Company issued warrants to purchase 49,980 shares of Series C convertible preferred stock at $2.65 per share. The fair value of the warrants to purchase 40,547 shares of Series C convertible preferred stock, $72,000, was determined using the Black-Scholes option-pricing model and was accounted for as a cost of the offering. In September 2005, these warrants were exercised for 31,995 shares and the remaining warrants for 8,552 shares expired. The Company also issued a warrant to purchase 9,433 shares of Series C convertible preferred stock to a consultant. The fair value of this warrant, $12,000, was determined using the Black-Scholes option-pricing model and was expensed in 2000. This warrant was exercised prior to January 1, 2005.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—	Warrants—(Continued)

In 2002, the Company issued a warrant to purchase 25,139 shares of Series D convertible preferred stock at $3.97 per share. The fair value of the warrant to purchase the Series D convertible preferred stock is $64,000, determined using the Black-Scholes option-pricing model. The warrant was included as a cost of the offering and would have expired in January 2007. The warrant was exercised and cancelled in January 2007.

During 2006 and 2005, in connection with the sale of Series E convertible preferred stock, the Company committed to issue warrants to purchase 241,080 and 14,320 shares, respectively, of Series E convertible preferred stock at $6.25 per share upon the final close of the Series E financing. The value of the 2006 and 2005 warrants to purchase the Series E convertible preferred stock is $606,000 and $45,000, respectively, determined using the Black-Scholes option-pricing model. The warrants are included as a cost of the Series E convertible preferred stock offering and expire in 2012. All of the Series E related warrants are outstanding at December 31, 2007.

In connection with the acquisition of nura, the Company issued warrants to acquire 65 shares of common stock and 22,548 shares of Series E convertible preferred stock warrants with an exercise price of $4.66 per share, for a fair value of $64,000 and expiring in 2015.

The following is a table summarizing our warrants outstanding as of:

	December 31, 2007			December 31, 2006
			Weighted-			Weighted-
	Warrants	Fair	Average	Warrants	Fair	Average
	Outstanding	Value	Exercise Price	Outstanding	Value	Exercise Price

Common stock	65	$—	$4.66	125,064	$—	$1.75
Series D	—	—	—	25,139	27	3.97
Series E	409,578	1,562	6.16	400,778	1,010	6.16

Total	409,643	$1,562	$6.16	550,981	$1,037	$5.06

The Company adopted the provisions of FASB Staff Position 150-5 “Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable” (FSP 150-5) on July 1, 2005. The difference in fair value of the warrants from the date of grant through the date of adoption was immaterial. In accordance with this guidance, the Company estimated the fair value of all outstanding convertible preferred stock warrants at July 1, 2005 and reclassified this amount from equity to a liability. The warrant obligation is adjusted to fair value at the end of each reporting period. Such fair values were estimated using the Black-Scholes option pricing model, based on the following assumptions:

				July 1,
				2005
	December 31,			(Date of
	2007	2006	2005	Adoption)

Risk-free interest rate	3.78%	4.57%	4.38%	4.58%
Weighted-average expected life (in years)	4.25-5.00	5.00-6.08	1.00-5.00	1.5 -5.00
Expected dividend yield	—	—	—	—
Expected volatility rate	60%	60%	80%	80%

The increase (decrease) in the fair value of the warrants totaled $503,000, ($117,000) and ($9,000) during the years ended December 31, 2007, 2006 and 2005, respectively. These

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—	Warrants—(Continued)

changes in the preferred stock warrant liability are included in other income (expense) in the consolidated statement of operations.

Note 8—	Convertible Preferred Stock

The Company’s Second Amended and Restated Articles of Incorporation authorize the Company to issue shares of Series A through Series E stock, which hereafter are collectively referred to as convertible preferred stock.

A summary of convertible preferred stock follows (amounts in thousands, except share and per share data):

		December 31, 2007
		Shares
	Issued	Authorized	Issued and	Aggregate
	Price per	and	Outstanding	Liquidation	Carrying
	Share	Designated	Shares	Preference	Value

Series A	$1.00	775,000	775,000	$ 775	$ 775
Series B	$1.75	2,675,073	2,675,073	4,681	4,682
Series C	$2.65	2,866,719	2,866,719	7,597	7,608
Series D	$3.97	997,719	996,962	3,958	3,957
Series E	$5.00	19,000,000	15,013,653	75,068	72,146

Total		26,314,511	22,327,407	$92,079	$89,168

		December 31, 2006
		Shares
	Issued	Authorized	Issued and	Aggregate
	Price per	and	Outstanding	Liquidation	Carrying
	Share	Designated	Shares	Preference	Value

Series A	$1.00	775,000	775,000	$ 775	$ 775
Series B	$1.75	2,675,073	2,675,073	4,681	4,682
Series C	$2.65	2,866,719	2,866,719	7,597	7,608
Series D	$3.97	997,719	972,580	3,861	3,861
Series E *	$5.00	19,000,000	14,347,653	71,738	68,816

Total		26,314,511	21,637,025	$88,652	$85,742

(*)	Shares issued in conjunction with the nura acquisition totaled 3,398,445 at a price of $4.14 per share.

Prior to January 1, 2005, the Company issued 875,000 shares of Series A convertible preferred stock at $1.00 per share for net proceeds of $868,000; 2,663,244 shares of Series B convertible preferred stock at $1.75 per share for net proceeds of $4.4 million; 2,825,291 shares of Series C convertible preferred stock at $2.65 per share for net proceeds of $7.2 million; and 972,580 shares of Series D convertible preferred stock at $3.97 per share for net proceeds of $3.7 million. During 2006 and 2005, the Company issued 7,196,700 and 1,120,215 shares, respectively, of Series E convertible preferred stock for net proceeds of $34.2 million and $5.3 million, respectively. The cumulative cash issuance costs associated with the private placements of convertible preferred stock were approximately $4.0 million.

On February 27, 2007, the Company issued 666,000 shares of Series E convertible preferred stock at $5.00 per share, raising net proceeds of $3.2 million. The Company also

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—	Convertible Preferred Stock—(Continued)

committed to issue warrants to purchase 8,800 shares of Series E convertible preferred stock at $6.25 per share upon the final close of the Series E financing.

As discussed in Note 5, effective August 11, 2006, the Company acquired nura and issued 2,358,445 shares of Series E convertible preferred stock and 36,246 shares of common stock. Concurrently, nura stockholders purchased 1,040,000 shares of Series E convertible preferred stock for $5.2 million.

Holders of convertible preferred stock have preferential rights to noncumulative dividends, when and if declared by the Board of Directors, and are entitled to the number of votes equal to the number of shares of common stock into which the convertible preferred stock could be converted. No dividends have been declared or paid as of December 31, 2007.

In the event of liquidation, Series A, B, C, D, and E convertible preferred shareholders have preferential rights to liquidation payments of $1.00, $1.75, $2.65, $3.97, and $5.00 per share, respectively, plus any declared but unpaid dividends.

Each share of Series A, B, C, D, and E convertible preferred stock is convertible, at the option of the holder, into one share of common stock, subject to anti-dilution provisions. Conversion is automatic upon the vote or written consent of the holders of 50% of the convertible preferred shares, or upon the closing of an initial public offering of the Company’s common stock from which the aggregate proceeds are not less than $10.0 million.

In addition, the Company has granted registration rights and rights of first offer to the convertible preferred shareholders, and is precluded from carrying out certain actions without the approval of the majority of the convertible preferred shareholders voting as a group.

In the event of a change in control whereby the Company: (a) is involved in any liquidation or winding up of the Company, whether voluntary or not, (b) sells or disposes of all or substantially all of the assets of the Company, or (c) effects any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, then a “deemed liquidation” event occurs whereby the convertible preferred shareholders are entitled to receive their liquidation preferences described above. This change in control provision and the stock conversion provision described above require the Company to classify the convertible preferred stock outside of shareholders’ equity because under those circumstances, the redemption of the convertible preferred stock is outside the control of the Company.

Company Stock Repurchases

Prior to 2004, the Company repurchased 371,875 shares of common stock for $65,000. Upon purchase, these shares were canceled. Shares were repurchased in an amount equal to the exercise price of the shares. During 2004, the Company repurchased 100,000 shares of convertible preferred stock upon resolution of a legal matter that existed prior to 2004. The Company recorded the repurchased shares as a deduction of $100,000 from convertible preferred stock at December 31, 2003, which was equal to the original purchase price of the shares.

Note 9—	Common Stock

At December 31, 2007 and 2006 the Company was authorized to issue 40,000,000 shares of common stock. At December 31, 2007 and 2006, the Company had 5,648,319 and 4,972,600 shares of common stock outstanding, respectively.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9—	Common Stock—(Continued)

The Company has reserved shares of common stock for the following purposes as of:

	December 31,
	2007	2006

Options granted and outstanding under the 1998 stock option plan	5,843,306	5,008,079
Options available for future grant under the 1998 stock option plan	221,529	1,624,676
Options granted and outstanding outside of the 1998 stock option plan	58,806	58,806
Options granted and outstanding under the nura 2003 stock option plan	6,070	6,709
Conversion of convertible preferred stock	22,327,407	21,637,025
Convertible preferred stock warrants	409,578	425,917
Common stock warrants	65	125,064

Total shares reserved	28,866,761	28,886,276

Note 10—	Stock-Based Compensation

Stock Options

Under the Company’s Amended and Restated 1998 Stock Option Plan (the Plan), 8,311,516 shares of common stock were reserved for the issuance of incentive and nonqualified stock options to any former, current, or future employees, officers, directors, agents, or consultants, including members of technical advisory boards and any independent contractors of the Company. Options are granted with exercise prices equal to the fair market value of the common stock on the date of the grant, as determined by the Company’s Board of Directors. The terms of options may not exceed ten years. Generally, options vest over a four-year period.

Prior to 2005, the Board of Directors approved the grant of 148,906 stock options outside the Plan. These options were granted with exercise prices equal to the fair market value of the common stock on the date of grant, as determined by the Board of Directors.

In connection with the Company’s acquisition of nura on August 11, 2006, the Company assumed all of the outstanding options issued under nura’s 2003 Stock Plan (the nura Plan). As of December 31, 2007, options to purchase 6,070 shares of the Company’s common stock were outstanding under the nura Plan and no shares remained available for future issuance pursuant to the nura Plan. These options were granted with exercise prices equal to the fair market value of nura’s common stock on the date of grant, as determined by nura’s board of directors. The Company does not intend to issue any additional stock options pursuant to the nura Plan.

The Company accounts for cash received in consideration for the purchase of unvested shares of common stock or the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company’s balance sheets. As of December 31, 2007, there were 158,530 unvested shares of the Company’s common stock outstanding and $155,000, of related recorded liability, which is included in accrued liabilities. As of December 31, 2006, there were no unvested shares of the Company’s common stock outstanding.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10—	Stock-Based Compensation—(Continued)

A summary of stock option activity and related information follows:

			Weighted-
			Average
	Shares		Exercise
	Available for	Options	Price per
	Grant	Outstanding	Share

Balance at January 1, 2005	368,566	1,463,512	0.31
Granted	(169,683)	169,683	0.50
Exercised	—	(387,100)	0.27

Balance at December 31, 2005	198,883	1,246,095	0.35
Authorized increase in Plan shares	5,700,000	—	—
Assumption of outstanding nura stock options	—	15,192	5.42
Granted	(4,325,853)	4,325,853	0.50
Exercised	—	(453,716)	0.28
Cancelled nura stock options	—	(8,184)	5.42
Cancelled	51,646	(51,646)	0.37

Balance at December 31, 2006	1,624,676	5,073,594	0.49
Granted	(1,456,733)	1,456,733	1.21
Exercised	—	(567,920)	0.58
Cancelled nura stock options	—	(639)	5.42
Cancelled	53,586	(53,586)	0.54

Balance at December 31, 2007	221,529	5,908,182	$0.66

The aggregate intrinsic value of options outstanding as of December 31, 2007 and 2006 was $33.4 million and $2.0 million, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2007 and 2006 was $18.1 million and $935,000, respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Options Outstanding				Options Exercisable
		Weighted-
		Average
		Remaining	Weighted-		Weighted-
Range of	Number of	Contractual	Average	Number of	Average
Exercise Price	Options	Life (Years)	Exercise Price	Options	Exercise Price

$0.18-0.40	333,133	2.46	$0.24	333,133	$0.24
$0.50	4,194,184	8.88	$0.50	2,645,625	$0.50
$1.00-1.25	1,349,795	9.17	$1.15	123,051	$1.03
$5.00-5.42	31,070	8.64	$5.08	5,738	$5.42

$0.18-5.42	5,908,182	8.58	$0.66	3,107,547	$0.50

A total of up to $4.4 million will be recognized as compensation expense for the unvested 2,824,165 options outstanding as of December 31, 2007. This expense will be recognized over a

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10—	Stock-Based Compensation—(Continued)

weighted-average period of 3.3 years. This excludes non-employee options and variable awards.

Prior to January 1, 2006, compensation cost for stock options granted to employees was recognized based on the difference, if any, between the intrinsic market price of common stock on the date of grant and the exercise price. The value of any such options was recorded as a component of shareholders’ deficit and is amortized to expense over the vesting period of the applicable option.

Compensation cost for stock options granted to employees and awards modified on or subsequent to January 1, 2006 is based on the grant-date fair value estimated in accordance with SFAS 123R and is recognized over the vesting period of the applicable option on a straight-line basis. The estimated per share weighted-average fair value of stock options granted to employees during 2007 and 2006 was $4.13 and $0.64, respectively.

As stock-based compensation expense recognized under SFAS 123R is based on options ultimately expected to vest, the expense has been reduced for estimated forfeitures. The fair value of each employee option grant during 2007 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2007	2006	2005

Expected volatility	60%	60%	0%
Expected term (in years)	6.00-6.08	5.00-6.08	5.00
Risk-free interest rate	3.78%-4.78%	4.57% - 5.04%	4.58%
Expected dividend yield	0%	0%	0%

Expected Volatility.  The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies, considering industry and stage of life cycle, whose share prices are publicly available. The peer group was developed based on companies in the pharmaceutical and biotechnology industry in a similar stage of development.

Expected Term.  The Company elected to utilize the “simplified” method for “plain vanilla” options as provided for in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 to value stock option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.

Risk-free Interest Rate.  The risk-free interest rate assumption was based on zero coupon U.S. Treasury instruments whose term was consistent with the expected term of our stock option grants.

Expected Dividend Yield.  The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. The Company estimates forfeitures based on its historical experience; separate groups of employees that have similar historical forfeiture behavior are considered separately for expense recognition. Prior to the adoption of SFAS 123R, the Company accounted for forfeitures as they occurred.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10—	Stock-Based Compensation—(Continued)

The following table summarizes recent stock option grant activity:

			Estimated
	Number of		Fair Value of
	Shares		Common
	Subject to	Exercise	Stock per	Intrinsic
	Options	Price per	Share at	Value per Share
Grant Date	Granted	Share	Date of Grant	at Date of Grant

July 2006	23,000	$0.50	$0.89	$0.39
September 2006	28,000	0.50	0.89	0.39
December 2006	4,274,853	0.50	0.89	0.39
March 2007	308,500	1.00	1.05	0.05
May 2007	350,000	1.00	3.63	2.63
October 2007	275,733	1.25	6.23	4.98
December 2007	522,500	1.25	6.32	5.07

Stock options granted to non-employees are accounted for using the fair value approach in accordance with SFAS 123 and EITF Issue No. 96-18, ‘Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services‘ (EITF 96-18). The fair value of non-employee option grants are estimated using the Black-Scholes option-pricing model and are re-measured over the vesting term as earned. The estimated fair value is charged to expense over the applicable service period. During 2007 and 2005, the Company granted 157,733 and 12,183 options to non-employees to purchase shares of common stock, respectively. During 2006 there were no options granted to non-employees. In connection with the non-employee options, the Company recognized expense of $119,000, $0, and $4,000 in 2007, 2006, and 2005, respectively.

For purposes of estimating the fair value of its common stock for stock option grants under SFAS 123R, the Company reassessed the estimated fair value of its common stock as of December 31, 2006 and 2007. As a result, the stock options granted in quarterly during 2007 and 2006 had an exercise price less than the estimated fair value of the common stock at the date of grant. The Company used these fair value estimates derived from its valuations to determine the SFAS 123R stock compensation expense which is recorded in its financial statements. The valuations were prepared using a methodology that first estimated the fair value of the company as a whole, and then allocated a portion of the enterprise value to common stock. This approach is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In conjunction with the exercise of certain stock options, the Company received non-recourse promissory notes from Gregory A. Demopulos, M.D., the Company’s chief executive officer, totaling $239,000. The promissory notes accrued interest at rates ranging from 3% to 6.25% and were secured by pledges of the underlying common stock. Since the notes were non-recourse, they were treated as stock options subject to variable accounting whereby changes in the estimated fair value of the underlying deemed option were reported as an increase or decrease, as applicable, in stock-based compensation expense until the notes were repaid in December 2007. Stock-based compensation expense (credit) relating to variable accounting for these notes was $5.0 million, $361,000, and $(534,000) for the years ended December 31, 2007, 2006 and 2005, respectively.

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10—	Stock-Based Compensation—(Continued)

Stock-Based Compensation Summary.  Stock-based compensation expense includes non-employee awards, variable awards, amortization of deferred stock compensation, and awards accounted for under SFAS 123R and have been reported in the Company’s consolidated statements of operations as follows:

	Years Ended December 31,
	2007	2006	2005
	(in thousands)

Research and development	$482	$309	$—
General and administrative	5,574	1,130	(507)

Total	$6,056	$1,439	$(507)

Note 11—	Income Taxes

The Company has a history of losses and therefore has made no provision for income taxes. Deferred income taxes reflect the tax effect of net operating loss and tax credit carryforwards and the net temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets are as follows:

	December 31,
	2007	2006
	(in thousands)

Deferred tax assets:
Net operating loss carryforwards	$18,105	$12,131
Deferred revenue	170	442
Research and development tax credits	1,580	1,194
Other	179	94

	20,034	13,861
Less valuation allowance	(20,034)	(13,861)

Net deferred tax assets	$—	$—

As of December 31, 2007 and 2006, the Company had net operating loss carryforwards of approximately $53.3 million and $35.7 million, respectively and research and development tax credit carryforwards of approximately $1.6 million and $1.2 million, respectively. Unless previously utilized, our net operating loss and research and development tax credit carryforwards will expire between 2009 and 2026. The difference between the net operating loss carryforwards and the net loss for financial reporting purposes relates primarily to in-process research and development, accrued vacation, depreciation and stock-based compensation. In certain circumstances, due to ownership changes, the net operating loss and tax credit carryforwards may be subject to limitations under the Internal Revenue Code of 1986, as amended (the Code). The Company’s ability to utilize its net operating loss and tax

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11—	Income Taxes—(Continued)

credit carryforwards may be limited in the event that a change in ownership, as defined in Section 382 of the Code, has occurred or may occur in the future.

A reconciliation of the Federal statutory tax rate of 34% to the Company’s effective income tax rate follows:

	December 31,
	2007	2006	2005
	(in thousands)

Statutory tax rate	(34%)	(34)%	(34)%
Permanent difference	9	19	1
Change in valuation allowance	20	14	36
Other	5	1	(3)

Effective tax rate	—	—	—

The Company has established a 100% valuation allowance due to the uncertainty of the Company’s ability to generate sufficient taxable income to realize the deferred tax assets. The Company’s valuation allowance increased $6.4 million, $3.7 million and $3.1 million in 2007, 2006, and 2005, respectively, primarily due to net operating losses incurred during these periods.

The Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainties in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48) effective January 1, 2007. FIN 48 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As a result of the implementation of FIN 48, the Company identified certain adjustments to its research and development tax credit, which was accounted for as a reduction to the deferred tax assets. The amount of the reduction as of December 31, 2007 was $227,000.

The Company files income tax returns in the United States, which typically provides for a three year statute of limitations on assessments. However, because of net operating loss carryforwards, substantially all of the Company’s tax years remain open to federal tax examination.

The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. To date, there have been no interest or penalties charged to the Company in relation to the underpayment of income taxes.

No cumulative adjustment to the Company’s accumulated deficit was required upon adoption of FIN 48.

Note 12—	Related-Party Transactions

The Company conducts research using the services of one of its founders. Costs associated with this research totaled $5,000, $41,000, and $41,000 for the years ended December 31, 2007, 2006, and 2005, respectively, and $440,000 for the period of inception (June 16, 1994) through December 31, 2007. In 2007, the Company also granted 40,000 shares of common stock options and recognized $42,000 of non-cash stock compensation associated with these options.

In conjunction with the exercise of certain stock options by Gregory A. Demopulos, M.D., the Company’s chief executive officer, the Company received recourse notes that were deemed

OMEROS CORPORATION
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12—	Related-Party Transactions—(Continued)

to be non-recourse for accounting purposes, in the amount of $88,000 in 2005 and $151,000 prior to 2003 for a total of $239,000. The notes were repaid in full in December 2007. The loans were secured by pledges of common stock of the Company. The loans bore interest ranging from 3% to 6.25%. Interest income on the loans totaled $12,000, $12,000 and $6,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Interest receivable of $0 and $28,000 at December 31, 2007 and 2006, respectively, is included in other current assets in the accompanying balance sheets. These notes were determined to be a variable stock compensation arrangement and the difference between the original exercise price of the related stock options and the fair value of the underlying common stock is recorded as stock compensation expense. For the years ending December 31, 2007, 2006, 2005, $5.0 million, $362,000, $(534,000), respectively, and $5.6 million for the period of inception (June 16, 1994) through December 31, 2007, has been recognized as stock compensation expense (credit). The shares underlying the loans were not considered outstanding for the computation of basic and diluted net loss per common share.

In December 2007, the Company approved a payment to Dr. Demopulos of $159,000 as a tax gross-up amount related to payments that the Company made to him during 2007 that he used to repay his indebtedness to the Company in the amount of $278,000, including principal and interest. The $159,000 was recorded as an accrued liability as of December 31, 2007.

Note 13—	401(k) Retirement Plan

The Company has adopted a 401(k) plan. To date, the Company has not matched employee contributions to the plan. All employees are eligible to participate, provided they meet the requirements of the plan.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Omeros Corporation

We have audited the accompanying statements of operations and cash flows of nura, inc. (a development stage company) for the period from January 1, 2006 through August 11, 2006, the year ended December 31, 2005, and for the period from August 26, 2003 (inception) through August 11, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of operations and cash flows for the period from August 26, 2003 (inception) through December 31, 2004, were audited by other auditors whose report dated December 2, 2005 expressed an unqualified opinion on those statements. The financial statements for the period August 26, 2003 (inception) through December 31, 2004 include total revenues and net loss of $164,000 and $4,486,000 respectively. Our opinion on the statements of operations and cash flows for the period August 26, 2003 (inception) through August 11, 2006, insofar as it relates to amounts for prior periods through December 31, 2004, is based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of nura, inc., for the period from January 1, 2006 through August 11, 2006, the year ended December 31, 2005, and for the period from August 26, 2003 (inception) through August 11, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The 2006 financial statements do not include any adjustments that resulted from the purchase of the Company by Omeros Corporation on August 11, 2006.

As discussed in Note 1 to the financial statements, on January 1, 2006, the Company changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment, and on January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable.

/s/ Ernst & Young LLP

Seattle, Washington
July 20, 2007

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of nura, inc.

In our opinion, the accompanying statements of operations and of cash flows present fairly, in all material respects, the results of operations and cash flows of nura, inc. (a development stage enterprise) for the year ended December 31, 2004 and, cumulatively, for the period from August 26, 2003 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations since inception and has a net capital deficiency that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  PricewaterhouseCoopers LLP

Seattle, Washington
December 2, 2005

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS
(In thousands)

	Period from			Period from
	January 1,			August 26,
	2006			2003
	through	Year Ended		(Inception) through
	August 11,	December 31,		August 11,
	2006	2005	2004	2006

Revenue	$ 200	$ —	$ 164	$ 364
Operating expenses:
Research and development	2,394	4,612	3,040	10,693
General and administrative	957	1,517	1,178	3,858

Total operating expenses	3,351	6,129	4,218	14,551

Loss from operations	(3,151)	(6,129)	(4,054)	(14,187)
Sublease and other income	219	434	335	1,013
Investment income	8	98	57	168
Interest expense	(295)	(190)	—	(486)

Net loss	$(3,219)	$(5,787)	$(3,662)	$(13,492)

See accompanying notes

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS
(In thousands)

				Period from
	Period from			August 26,
	January 1,			2003
	2006			(Inception)
	through	Year Ended		through
	August 11,	December 31,		August 11,
	2006	2005	2004	2006

Operating activities
Net loss	$(3,219)	$(5,787)	$(3,662)	$(13,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	77	115	46	243
Issuance of non-voting common stock in connection with modification of office lease agreement	—	—	—	4
Non-cash interest	92	21	—	113
Change in value of preferred stock warrant liability	(8)	—	—	(8)
Changes in operating assets and liabilities:
Prepaid expenses and other current and noncurrent assets	(38)	(11)	83	(62)
Accounts payable, accrued expenses and deferred rent	(283)	276	160	294

Net cash used in operating activities	(3,379)	(5,386)	(3,373)	(12,908)

Investing activities
Purchases of equipment	—	(166)	(385)	(551)

Net cash used in investing activities	—	(166)	(385)	(551)

Financing activities
Proceeds from borrowings from notes	2,000	3,000	—	5,100
Payments on note payable to bank	(522)	(72)	—	(594)
Restricted cash related to building	(2)	(3)	—	(198)
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs	—	—	5,472	9,234
Proceeds from issuance of common stock and exercise of stock options	3	1	—	4

Net cash provided by financing activities	1,479	2,926	5,472	13,546

Net (decrease) increase in cash and cash equivalents	(1,900)	(2,626)	1,714	87
Cash and cash equivalents at beginning of period	1,987	4,613	2,899	—

Cash and cash equivalents at end of period	$ 87	$1,987	$4,613	$87

Supplemental operating cash flow information
Cash paid for interest	$ 153	$ 171	$ —	$ 325

Supplemental disclosure of non-cash investing and financing activity
Issuance of warrants in connection with debt financing	$ 71	$ 73	$ —	$ 144

Conversion of notes payable into Series A convertible preferred stock	$ —	$ —	$ —	$ 100

Issuance of non-voting common stock in connection with acquisition of assets	$ —	$ —	$ —	$ 45

See accompanying notes

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

Note 1—	Organization and Significant Accounting Policies

Organization

nura, inc. (the “Company”) is a development-stage drug discovery company. The Company was incorporated in the state of Delaware on August 26, 2003 for the purpose of discovering new therapeutics for central nervous system diseases.

Basis of Presentation

The statements of operations and of cash flows have been prepared in accordance with accounting principles generally accepted in the United States. These statements were prepared for the purpose of complying with Regulation S-X, Rule 3.05 of the Securities and Exchange Commission and are being included in the Form S-1 Registration Statement of Omeros Corporation.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred losses and negative cash flows since inception and has an accumulated deficit of $13.5 million at August 11, 2006. Management’s plan include seeking additional capital or sale of the Company. Effective August 11, 2006, the Company was acquired by Omeros Corporation, a biopharmaceutical company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with a purchased maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents consist of amounts held in money market funds and bank accounts with a commercial bank.

Revenue

To date, the Company has generated no revenues from sales of products. Reported revenues relate to the Small Business Innovation Research (SBIR) grants awarded to the Company by the National Institute of Health. Revenue related to grant agreements is recognized as related research and development expenses are incurred. In addition, the Company recognized revenue of $0.2 million in 2006 related to a technology transfer. The payment was recognized upon receipt of cash and the transfer of intellectual property, data, and other rights licensed as there are no continuing obligations.

Research and Development

Research and development costs are comprised primarily of costs for personnel, including salaries and benefits; occupancy; clinical studies performed by third parties; materials and supplies to support the Company’s clinical programs; contracted research; manufacturing; consulting arrangements; and other expenses incurred to sustain the Company’s overall research and development programs. Internal research and development costs are expensed

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 1—	Organization and Significant Accounting Policies—(Continued)

as incurred. Third-party research and development costs are expensed at the earlier of when the contracted work has been performed or as upfront and milestone payments are made.

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows of the asset to its carrying value. The impairment charge, if any, is determined based on the excess of an asset’s carrying value over its fair value. The Company has not recognized any impairment losses since inception.

Patents

The Company generally applies for patent protection on processes and products. Patent application costs are expensed as incurred, as recoverability of such expenditures is uncertain.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has a history of losses and therefore has made no provision for income taxes.

The Company has gross deferred tax assets totaling $4.5 million and $3.4 million at August 11, 2006 and December 31, 2005, respectively, primarily related to net operating loss carryforwards. The Company has a full valuation allowance related to deferred tax assets. The change in valuation allowance was $1.1 million, $1.9 million, and $861,000 for the period from January 1, 2006 to August 11, 2006 and for the years ended December 31, 2005 and 2004, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassification increased 2004 research and development expenses by $45,000 and reduced general and administrative expenses by the same amount. The reclassifications did not materially impact the statements of operations or cash flows.

Stock-Based Compensation

On January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (“SFAS 123R”), under the prospective method which requires the measurement and recognition of compensation expenses for all future share-based payments made to employees and directors be based on estimated fair values. The Company had no stock option grants during 2006 and accordingly, no stock compensation expense was recorded during 2006 under the provisions of SFAS 123R.

Through December 31, 2005, the Company had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 1—	Organization and Significant Accounting Policies—(Continued)

(SFAS 148), and applied Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options issued prior to December 31, 2005. Accordingly, through December 31, 2005, employee stock-based compensation expense was recognized based on the intrinsic value of the option at the date of grant.

Stock options granted to non-employees are accounted using the fair value approach in accordance with SFAS 123 and Emerging Issues Task Force Consensus (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18). The options to non-employees are subject to periodic reevaluation over their vesting terms.

Free Standing Warrants that are Redeemable

On June 29, 2005, the Financial Accounting Standards Board (FASB) issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (FSP 150-5). This Staff Position affirms that freestanding warrants are subject to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price and will require the Company to classify the warrants on preferred stock as liabilities and adjust the warrant instruments to fair value at each reporting period. The Company adopted FSP 150-5 on January 1, 2006. Upon adoption of FSP 150-5, the Company reclassified the estimated fair value of its freestanding warrants related to the bank debt (see Note 3) at the time of issuance from equity to a liability. There was no cumulative impact of this change in accounting principle upon adoption as the fair values at the grant date and adoption date were equal and totaled approximately $73,000. At each subsequent reporting period, any change in fair value of the freestanding warrants is recorded as other expense or other income.

During 2006, the Company had outstanding warrants related to the bank debt and debt from the Company’s investors (see Note 3). The change in fair value for these warrants totaled $8,000 and is included as other income in the Statement of Operations.

Note 2—	Commitments and Contingencies

The Company leases laboratory and corporate office space under operating lease agreements. These lease agreements include renewal and escalation clauses that enable the leases to extend their maturity date as far out as 2013. Future minimum payments related to the leases at August 11, 2006 are as follows:

Year Ending December 31,	Operating Lease	Sublease Income	Net Operating Lease
	(in thousands)

2006 (for the period from August 11, 2006 until December 31, 2006)	$354	$185	$169
2007	915	181	734
2008	698	91	607
2009	20	—	20
2010	8	—	8

Total	$1,995	$457	$1,538

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 2—	Commitments and Contingencies—(Continued)

Rent expense totaled $755,000, $1,208,000, $1,169,000, and $3,449,000 in the period from January 1, 2006 through August 11, 2006, the years end December 31, 2005 and 2004, and for the period from August 23, 2003 (inception) through August 11, 2006, respectively.

Rental income received under noncancelable subleases was $211,000, $419,000, $334,000 and $989,000 in the period from January 1, 2006 through August 11, 2006, the years ended December 31, 2005 and 2004, and for the period from August 23, 2003 (inception) through August 11, 2006, respectively. A portion of the rental income was received from a sublease with Omeros Corporation, the company that acquired nura on August 11, 2006 (see Note 6). Rental income received from Omeros was $170,000, $279,000, $213,000 and $662,000 in the period from January 1, 2006 through August 11, 2006, the years ended December 31, 2005 and 2004, and for the period from August 23, 2003 (inception) through August 11, 2006, respectively.

Note 3—	Long-Term Debt

In April 2005, the Company entered into a financing agreement (“bank debt”) under which the Company borrowed $3.0 million. Borrowings under the loan bear interest at the holder’s prime rate (9.69% during 2005 and 2006). The lender has security interest in all of the Company’s assets including intellectual property. As of December 31, 2005 and August 11, 2006, $3.0 million and $2.4 million was outstanding under the promissory note, respectively. The Company will repay $0.4 million from August 12, 2006 through December 31, 2006, $1 million in 2007 and $1 million in 2008. As consideration for the loan, the Company issued warrants to purchase 175,000 shares of preferred stock of the Company at $0.60 per share. At the date of issuance, the warrants were valued at $73,000 using the Black-Scholes option pricing model. The value of the warrants was recorded as a discount to the loan. On January 1, 2006 the $73,000 originally recorded as equity was reclassified to a liability in conjunction with adoption of FSP 150-5. Accretion of the discount will be recorded as interest expense over the life of the loan. These warrants will expire in 2015.

In March 2006, the Company entered into a note and warrant purchase agreement with several of its existing investors. As part of the agreement, the Company received a loan of $2.0 million which has an interest rate of 8% and is due on the one year anniversary of the initial closing. As consideration for the loan, the Company issued warrants to purchase 666,000 shares of preferred stock of the Company at $0.60 per share. At the date of issuance, the warrants were valued at $71,000 using the Black-Scholes option-pricing model. The value of the warrants was recorded as a liability and as a discount to the loan. Accretion of the discount will be recorded as interest expense over the life of the loan under the effective interest rate method. These warrants will become exercisable with the Company’s next equity financing arrangement.

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 4	—Stockholders’ Deficit and Stock Options

Changes in Stockholders’ Deficit

The following table summarizes the changes in stockholders’ deficit for the period from August 23, 2003 (inception) through December 31, 2004 (in thousands, except share data).

				Deficit
				Accumulated
	Common Stock		Additional	During the	Total
	Number of		Paid-In	Development	Stockholders’
	Shares	Amount	Capital	Stage	Deficit

Issuance of voting common stock for cash at $0.0001 per share	3,114,753	$—	$—	$—	$—
Issuance of non-voting common stock at $0.05 per share in connection with the acquisition of assets and modification of an office lease agreement	980,000	—	49	—	49
Net loss	—	—	—	(824)	(824)

Balances at December 31, 2003	4,094,753	—	49	(824)	(775)
Net loss	—	—	—	(3,662)	(3,662)

Balances at December 31, 2004	4,094,753	$—	$49	$(4,486)	$(4,437)

Stock Options

Under the Company’s 2003 Stock Option Plan (the Plan), 2,298,688 shares of common stock were reserved for issuance to employees, directors, and consultants. Options granted under the Plan may be incentive stock options or nonqualified stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options may only be granted to employees. Options are granted with exercise prices equal to the fair market value of the common stock on the date of the grant, as determined by the Company’s Board of Directors, unless the recipient owns stock representing more than 10% of the outstanding shares, in which case the price of each share shall be at least 110% of fair market value. The terms of options may not exceed ten years, excepting recipients with a greater than 10% ownership of outstanding shares, in which case the terms shall be five years or less. Generally, options vest 25% per year over a four-year period.

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 4	—Stockholders’ Deficit and Stock Options—(Continued)

A summary of stock option activity and related information follows:

			Weighted-Average
	Shares Available		Exercise Price per
	for Grant	Options Outstanding	Share

Balance at January 1, 2004	1,244,211	1,054,477	$0.05
Granted	(601,803)	601,803	0.05
Cancelled	81,967	(81,967)	0.05

Balance at December 31, 2004	724,375	1,574,313	0.05
Granted	(219,500)	219,500	0.05
Exercised	—	(10,000)	0.05

Balance at December 31, 2005	504,875	1,783,813	$0.05
Exercised	—	(58,825)	0.05

Balance at August 11, 2006	504,875	1,724,988	$0.05

The following table summarizes information about stock options outstanding and exercisable at August 11, 2006:

Options Outstanding				Options Exercisable
Weighted-
Average
		Remaining	Weighted-		Weighted-
Exercise	Number of	Contractual Life	Average	Number of	Average
Price	Options	(Years)	Exercise Price	Options	Exercise Price

$0.05	1,724,988	7.63	$0.05	1,066,181	$0.05

The weighted-average grant date fair value of options granted for the year ended December 31, 2005 and 2004 was $0.01 and $0.02, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes minimum value option-pricing model with the following assumptions:

	Years Ended December 31,
	2005	2004

Volatility	—	—
Risk-free interest rate	4.58%	3.90%-4.76%
Weighted-average expected life (in years)	5	4
Dividend yield	—	—

The Company had no stock option grants during 2006 and accordingly no stock compensation expense was recognized under the provisions of SFAS 123R.

Note 5—	401(k) Retirement Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Code. This plan covers substantially all employees who meet minimum age requirement and allows participants to defer a portion of their annual compensation on a pre-tax basis. To date, the Company has not matched employee contributions to the plan.

NURA, INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 6—	Subsequent Events

Effective August 11, 2006, the Company was acquired by Omeros Corporation, a Seattle-based biopharmaceutical company. The nura stockholders received 3.4 million shares of Omeros Series E convertible preferred stock and 36,000 shares of common stock, and Omeros assumed the $2.4 million bank debt (Refer to Note 3).

The acquisition will be accounted for as a purchase by Omeros, and the results of nura will be included in the consolidated results of Omeros beginning August 11, 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until          , 2008 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to unsold allotments or subscriptions.

Omeros Corporation

          Shares

Common Stock

Deutsche Bank Securities

Pacific Growth Equities, LLC

Leerink Swann

Needham & Company, LLC

Prospectus

          , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASDAQ Global Market listing fee and the FINRA filing fee.

SEC registration fee	$4,520
NASDAQ Global Market listing fee	125,000
FINRA filing fee	12,000
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Director and officer insurance	*
Miscellaneous	*
Total	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under various circumstances for liabilities arising under the Securities Act.

As permitted by the Washington Business Corporation Act, the registrant’s articles of incorporation and bylaws that will be effective following the offering together provide that the registrant will indemnify any individual made a party to a proceeding because that individual is or was one of the registrant’s directors, officers or certain other employees or agents, and will advance or reimburse the reasonable expenses incurred by that individual with respect to such proceeding, without regard to the limitations of Sections 23B.08.510 through 23B.08.550 and 23B.08.560(2) of the Washington Business Corporation Act, or any other limitation that may be enacted in the future to the extent the limitation may be disregarded if authorized by the registrant’s articles of incorporation, to the fullest extent and under all circumstances permitted by applicable law. The indemnification rights conferred in the registrant’s articles of incorporation and bylaws are not exclusive.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by the Washington Business Corporation Act and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since March 15, 2005, the registrant has issued the following unregistered securities:

1. Since March 15, 2005, the registrant has granted to directors, officers, employees and consultants option awards to purchase 5,998,469 shares of common stock with per share exercise prices ranging from $0.50 to $6.32, and has issued 1,538,437 shares of common stock upon exercise of such option awards for an aggregate purchase price of $596,860.

2. On August 11, 2006, the registrant assumed option awards held by directors, officers, employees and consultants of nura, inc. that after such assumption represented the right to purchase 15,192 shares of the registrant’s common stock at an exercise price of $5.42 per share, and since August 11, 2006 the registrant has issued 299 shares of common stock upon exercise of such option awards for an aggregate purchase price of $1,621.

3. Since March 15, 2005, the registrant has sold and issued to accredited investors 8,982,915 shares of Series E preferred stock for an aggregate purchase price of $44,914,575.

4. During September 2005, the registrant sold and issued to accredited investors 41,428 shares of Series C preferred stock pursuant to the exercise of warrants for an aggregate purchase price of $109,784.

5. On August 11, 2006, the registrant issued to accredited investors 36,246 shares of common stock and 2,358,445 shares of Series E preferred stock in exchange for all of the capital stock in nura, inc.

6. On August 11, 2006, the registrant assumed a warrant held by an accredited investor to purchase capital stock of nura, inc. that after such assumption represented the right to purchase 65 and 22,548 shares of the registrant’s common stock and Series E preferred stock, respectively, at an exercise price of $4.66 per share.

7. During January 2007, the registrant sold and issued to accredited investors 24,382 shares of Series D preferred stock pursuant to the exercise of warrants for an aggregate purchase price of $96,797.

8. On March 29, 2007, the registrant sold and issued to accredited investors warrants to purchase an aggregate of 387,030 shares of Series E preferred stock at an exercise price of $6.25 per share as consideration for providing the registrant broker services in connection with the registrant’s Series E preferred stock financing. Each of these brokers is a registered broker-dealer under the Securities Exchange Act.

9. On October 26, 2007, the registrant issued and sold to accredited investors 657 shares of its common stock for an aggregate purchase price of $3,561.

10. During December 2007, the registrant issued and sold to accredited investors 107,142 shares of common stock pursuant to the exercise of warrants for an aggregate purchase price of $187,499.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act, with respect to items (1) and (2) above, in reliance on Rule 701 thereunder as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation and, with respect to items (3) through (10) above, in reliance on Section 4(2) thereof as transactions not involving a public offering. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. Recipients of securities in the transactions described in (3) through (10) above represented their status as accredited investors pursuant to Rule 501 of the Securities Act, and all recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number	Description

1.1*	Form of Underwriting Agreement.
2.1*	Agreement and Plan of Reorganization among the registrant, Epsilon Acquisition Corporation, nura, inc. and ARCH Venture Corporation dated August 4, 2006
3.1	Form of Amended and Restated Articles of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2	Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4.1**	Form of registrant’s common stock certificate.
4.2*	Stock Purchase Warrant issued by nura, inc. to Oxford Finance Corporation dated April 26, 2005 (assumed by the registrant on August 11, 2006).
4.3*	Amended and Restated Investors’ Rights Agreement among the registrant and holders of capital stock dated October 15, 2004.
5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10.2*	Second Amended and Restated 1998 Stock Option Plan.
10.3*	Form of Stock Option Agreement under the Second Amended and Restated 1998 Stock Option Plan (that does not permit early exercise).
10.4*	Form of Amendment to Stock Option Agreement under the Second Amended and Restated 1998 Stock Option Plan (to permit early exercise).
10.5*	Form of Stock Option Agreement under the Second Amended and Restated 1998 Stock Option Plan (that permits early exercise).
10.6*	nura, inc. 2003 Stock Plan.
10.7*	Form of Stock Option Agreement under the nura, inc. 2003 Stock Plan.
10.8	2008 Equity Incentive Plan.
10.9	Form of Stock Option Award Agreement under the 2008 Equity Incentive Plan (to be used following the completion of this offering).
10.10*	Second Amended and Restated Employment Agreement between the registrant and Gregory A. Demopulos, M.D. dated December 30, 2007.
10.11*	Non-Plan Stock Option Agreement between the registrant and Gregory A. Demopulos, M.D. dated December 11, 2001.
10.12*	Offer Letter between the registrant and Marcia S. Kelbon, Esq. dated August 16, 2001.
10.13*	Offer Letter between the registrant and Richard J. Klein dated May 11, 2007.
10.14*	Technology Transfer Agreement between the registrant and Gregory A. Demopulos, M.D. dated June 16, 1994.
10.15*	Technology Transfer Agreement between the registrant and Pamela A. Pierce, M.D., Ph.D. dated June 16, 1994.

Exhibit
Number	Description

10.16*	Second Technology Transfer Agreement between the registrant and Gregory A. Demopulos, M.D. dated December 11, 2001.
10.17*	Second Technology Transfer Agreement between the registrant and Pamela Pierce, M.D., Ph.D. dated March 22, 2002.
10.18*	Technology Transfer Agreement between the registrant and Gregory A. Demopulos, M.D. dated June 16, 1994 (related to tendon splice technology).
10.19*	Master Security Agreement between the nura, inc. and Oxford Finance Corporation dated April 26, 2005.
10.20*	Guaranty from the registrant to Oxford Finance Corporation dated August 11, 2006.
10.21*	U.S. Bank Centre Office Lease Agreement between Bentall City Centre LLC and Scope International, Inc. dated September 28, 1998.
10.22*	Assignment and Amendment of Lease among the registrant, City Centre Associates and Navigant Consulting, Inc. dated August 1, 2002.
10.23*	Second Amendment to Office Lease Agreement between the registrant and City Centre Associates dated January 4, 2006.
10.24*	Lease Agreement between Alexandria Real Estate Equities, Inc. and Primal, Inc. dated April 6, 2000.
10.25*	Lease Agreement between Alexandria Real Estate Equities, Inc. and Primal, Inc. dated September 28, 2001.
10.26*	Assignment and Assumption and Modification of Lease Documents among Alexandria Real Estate Equities, Inc., Primal, Inc., and nura, inc. dated October 23, 2003.
10.27*	Assignment and Assumption and Modification of Lease Documents among Alexandria Real Estate Equities, Inc., nura, inc., and the registrant dated September 26, 2007.
10.28†*	Commercial Supply Agreement between the registrant and Hospira Worldwide, Inc. dated October 9, 2007.
10.29†*	Exclusive License and Sponsored Research Agreement between the registrant and the University of Leicester dated June 10, 2004.
10.30†*	Research and Development Agreement First Amendment between the registrant and the University of Leicester dated October 1, 2005.
10.31†*	Exclusive License and Sponsored Research Agreement between the registrant and the Medical Research Council dated October 31, 2005.
10.32†*	Amendment dated May 8, 2007 to Exclusive License and Sponsored Research Agreement between the registrant and the Medical Research Council dated October 31, 2005.
10.33†*	Funding Agreement between the registrant and The Stanley Medical Research Institute dated December 18, 2006.
10.34†*	Services and Materials Agreement between the registrant and Scottish Biomedical Limited dated April 20, 2007.
10.35†*	Amendment dated April 30, 2007 of the Services and Materials Agreement between the registrant and Scottish Biomedical Limited dated April 20, 2007.
10.36†*	Drug Product Development and Clinical Supply Agreement between the registrant and Althea Technologies, Inc. dated January 20, 2006.
10.37†*	Project Plan for Non-GMP and cGPM Fill and Finish of OMS302 between the registrant and Althea Technologies, Inc. dated May 31, 2007.
10.38†*	Master Services Agreement between nura, inc. and ComGenex, Inc. dated January 27, 2005.
10.39	Landlord Consent to Sublease among Christensen O’Connor Johnson Kindness PLLC, City Centre Associates and the registrant dated January 29, 2008.

Exhibit
Number	Description

10.40	Form of Stock Option Award Agreement under the 2008 Equity Incentive Plan (used prior to the completion of this offering).
21.1*	List of significant subsidiaries of the registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	Consent of Ernst & Young, LLP, independent auditors.
23.3	Consent of PricewaterhouseCoopers LLP, independent accountants.
23.4**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1*	Power of Attorney.
99.1	Consent of The Reimbursement Group.

*	Previously Filed.

**	To be filed by amendment.

†	Confidential treatment will be requested for portions of this exhibit. These portions will be omitted from this Registration Statement and will be filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

Financial statement schedules have been omitted because they are inapplicable or not required or because the information is included elsewhere in the registrant’s consolidated financial statements and the related notes.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on this 1st day of April 2008.

OMEROS CORPORATION

By:	/s/ Gregory A. Demopulos, M.D.
Gregory A. Demopulos, M.D.
President, Chief Executive Officer,
Chief Medical Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Gregory A. Demopulos, M.D. Gregory A. Demopulos, M.D.	President, Chief Executive Officer, Chief Medical Officer and Chairman of the Board of Directors (Principal Executive Officer)	April 1, 2008

/s/ Richard J. Klein Richard J. Klein	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 1, 2008

* Ray Aspiri	Director	April 1, 2008

* Thomas J. Cable	Director	April 1, 2008

* Peter A. Demopulos, M.D.	Director	April 1, 2008

* Leroy E. Hood, M.D., Ph.D.	Director	April 1, 2008

* David A. Mann	Director	April 1, 2008

* Jean-Philippe Tripet	Director	April 1, 2008

*By: /s/ Gregory A. Demopulos, M.D. Gregory A. Demopulos, M.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2	.1*	Agreement and Plan of Reorganization among the registrant, Epsilon Acquisition Corporation, nura, inc. and ARCH Venture Corporation dated August 4, 2006
3.1		Form of Amended and Restated Articles of Incorporation of the registrant, to be in effect upon the completion of this offering.
3.2		Form of Amended and Restated Bylaws of the registrant, to be in effect upon the completion of this offering.
4	.1**	Form of registrant’s common stock certificate.
4	.2*	Stock Purchase Warrant issued by nura, inc. to Oxford Finance Corporation dated April 26, 2005 (assumed by the registrant on August 11, 2006).
4	.3*	Amended and Restated Investors’ Rights Agreement among the registrant and holders of capital stock dated October 15, 2004.
5	.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1*	Form of Indemnification Agreement to be entered into between the registrant and its directors and officers.
10	.2*	Second Amended and Restated 1998 Stock Option Plan.
10	.3*	Form of Stock Option Agreement under the Second Amended and Restated 1998 Stock Option Plan (that does not permit early exercise).
10	.4*	Form of Amendment to Stock Option Agreement under the Second Amended and Restated 1998 Stock Option Plan (to permit early exercise).
10	.5*	Form of Stock Option Agreement under the Second Amended and Restated 1998 Stock Option Plan (that permits early exercise).
10	.6*	nura, inc. 2003 Stock Plan.
10	.7*	Form of Stock Option Agreement under the nura, inc. 2003 Stock Plan.
10.8		2008 Equity Incentive Plan.
10.9		Form of Stock Option Award Agreement under the 2008 Equity Incentive Plan (to be used following the completion of this offering).
10	.10*	Second Amended and Restated Employment Agreement between the registrant and Gregory A. Demopulos, M.D. dated December 30, 2007.
10	.11*	Non-Plan Stock Option Agreement between the registrant and Gregory A. Demopulos, M.D. dated December 11, 2001.
10	.12*	Offer Letter between the registrant and Marcia S. Kelbon, Esq. dated August 16, 2001.
10	.13*	Offer Letter between the registrant and Richard J. Klein dated May 11, 2007.
10	.14*	Technology Transfer Agreement between the registrant and Gregory A. Demopulos, M.D. dated June 16, 1994.
10	.15*	Technology Transfer Agreement between the registrant and Pamela Pierce, M.D., Ph.D. dated June 16, 1994.
10	.16*	Second Technology Transfer Agreement between the registrant and Gregory A. Demopulos, M.D. dated December 11, 2001.
10	.17*	Second Technology Transfer Agreement between the registrant and Pamela Pierce, M.D., Ph.D. dated March 22, 2002.
10	.18*	Technology Transfer Agreement between the registrant and Gregory A. Demopulos, M.D. dated June 16, 1994 (related to tendon splice technology).
10	.19*	Master Security Agreement between the nura, inc. and Oxford Finance Corporation dated April 26, 2005.
10	.20*	Guaranty from the registrant to Oxford Finance Corporation dated August 11, 2006.
10	.21*	U.S. Bank Centre Office Lease Agreement between Bentall City Centre LLC and Scope International, Inc. dated September 28, 1998.
10	.22*	Assignment and Amendment of Lease among the registrant, City Centre Associates and Navigant Consulting, Inc. dated August 1, 2002.

Exhibit
Number		Description

10	.23*	Second Amendment to Office Lease Agreement between the registrant and City Centre Associates dated January 4, 2006.
10	.24*	Lease Agreement between Alexandria Real Estate Equities, Inc. and Primal, Inc. dated April 6, 2000.
10	.25*	Lease Agreement between Alexandria Real Estate Equities, Inc. and Primal, Inc. dated September 28, 2001.
10	.26*	Assignment and Assumption and Modification of Lease Documents among Alexandria Real Estate Equities, Inc., Primal, Inc., and nura, inc. dated October 23, 2003.
10	.27*	Assignment and Assumption and Modification of Lease Documents among Alexandria Real Estate Equities, Inc., nura, inc., and the registrant dated September 26, 2007.
10	.28†*	Commercial Supply Agreement between the registrant and Hospira Worldwide, Inc. dated October 9, 2007.
10	.29†*	Exclusive License and Sponsored Research Agreement between the registrant and the University of Leicester dated June 10, 2004.
10	.30†*	Research and Development Agreement First Amendment between the registrant and the University of Leicester dated October 1, 2005.
10	.31†*	Exclusive License and Sponsored Research Agreement between the registrant and the Medical Research Council dated October 31, 2005.
10	.32†*	Amendment dated May 8, 2007 to Exclusive License and Sponsored Research Agreement between the registrant and the Medical Research Council dated October 31, 2005.
10	.33†*	Funding Agreement between the registrant and The Stanley Medical Research Institute dated December 18, 2006.
10	.34†*	Services and Materials Agreement between the registrant and Scottish Biomedical Limited dated April 20, 2007.
10	.35†*	Amendment dated April 30, 2007 of the Services and Materials Agreement between the registrant and Scottish Biomedical Limited dated April 20, 2007.
10	.36†*	Drug Product Development and Clinical Supply Agreement between the registrant and Althea Technologies, Inc. dated January 20, 2006.
10	.37†*	Project Plan for Non-GMP and cGMP Fill and Finish of OMS302 between the registrant and Althea Technologies, Inc. dated May 31, 2007.
10	.38†*	Master Services Agreement between nura, inc. and ComGenex, Inc. dated January 27, 2005
10.39		Landlord Consent to Sublease among Christensen O’Connor Johnson Kindness PLLC, City Centre Associates and the registrant dated January 29, 2008.
10.40		Form of Stock Option Award Agreement under the 2008 Equity Incentive Plan (used prior to the completion of this offering).
21	.1*	List of significant subsidiaries of the registrant.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2		Consent of Ernst & Young, LLP, independent auditors.
23.3		Consent of PricewaterhouseCoopers LLP, independent accountants.
23	.4**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1*	Power of Attorney.
99.1		Consent of The Reimbursement Group.

*	Previously Filed.

**	To be filed by amendment.

†	Confidential treatment will be requested for portions of this exhibit. These portions will be omitted from this Registration Statement and will be filed separately with the Securities and Exchange Commission.